ANNUAL INFORMATION FORM

of

B2GOLD CORP.

March 31, 2014

B2GOLD CORP.
ANNUAL INFORMATION FORM

INTRODUCTORY NOTES

Date of Information

In this Annual Information Form, B2Gold Corp., together with its subsidiaries, as the context requires, is referred to as “we”, “our”, “us” or “B2Gold”. All information contained in this Annual Information Form is as at December 31, 2013, unless otherwise stated, being the date of our most recently completed financial year, and the use of the present tense and of the words “is”, “are”, “current”, “currently”, “presently”, “now” and similar expressions in this Annual Information Form is to be construed as referring to information given as of that date.

Cautionary Note Regarding Forward-Looking Information

This Annual Information Form includes statements and information about what we expect to happen in the future. When we discuss our strategy, plans, outlook, future financial and operating performance, financing plans, growth in cash flow and operating margins, targets and expected production, our mineral reserve and resource estimates, mine development, results of exploration (including targets) and related expenses, property acquisitions or other events and developments that have not yet happened, we are making statements considered to be forward-looking information or forward-looking statements under Canadian and United States securities laws. We refer to them in this Annual Information Form as forward-looking information.

Forward-looking information is necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors, many of which are beyond our ability to control, that may cause our actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information. Such factors include, without limitation:

  gold and other metal price volatility;

  risks related to our current mine development projects;

  risks of not achieving production or cost estimates;

  discrepancies between actual and estimated mineral reserves and resources and metallurgical recoveries;

  various political, economic and other risks associated with conducting operations in several different countries;

  material differences for reporting mineralized material between United States reporting standards and the Canadian standards;

  fluctuations in the price and availability of infrastructure and energy and other commodities;

  inherent hazards and risks associated with mining operations, including accidents;

  risks and uncertainties associated with mineral exploration and development;

  risks associated with hedging activities and ore purchase commitments;

  risks of obtaining and maintaining necessary licenses, permits and approvals from various governmental authorities;

  risks related to compliance with environmental regulations and environmental hazards;

  risks related to compliance with stringent laws and regulations and changes in law and regulatory environment;

  risks associated with joint ventures;

  our ability to continually obtain additional mineral reserves for production of gold;

  the inability to identify appropriate acquisition targets or complete desirable acquisitions or the failure to integrate business and assets that we have acquired or may acquire in the future;

  fluctuations in the international currency markets and in the rates of exchange between the U.S. dollar and the currencies of Canada, the Philippines, Namibia, Burkina Faso and Colombia;

  ability to obtain additional financing;

  political, economic and other uncertainties in certain jurisdictions where we have property interests and conduct exploration and development activities;

  inability to comply with Philippines regulations related to ownership of natural resources and operation, management and control of our business;

  labor disputes;

  risks related to community relations and community action;

  reliance on outside contractors to conduct certain mining and exploration activities;

  climate change risks;

  disruptions arising from conflicts with small scale miners in certain countries;

  defective title to mineral claims or property or contests over mineral rights relating to our properties;

  loss of key employees and our inability to attract and retain qualified personnel;

  risks associated with conflicts of interest among our directors and officers;

  potential losses, liabilities and damages related to our business which are uninsured or uninsurable;

  competition with other mining companies;

  risks associated with litigation;

  volatility of global financial conditions;

  taxation, including changes in tax laws and interpretation of tax laws;

  difficulty in achieving and maintaining the adequacy of internal control over financial reporting as required by the Sarbanes-Oxley Act; and

  risks related to our exemption from certain NYSE MKT LLC (“NYSE MKT”) requirements,

as well as other risks, uncertainties and other factors, including, without limitation, those referred to in this Annual Information Form under the heading “Risk Factors” and elsewhere herein.

Forward-looking information is not a guarantee of future performance, and actual results and future events could materially differ from those anticipated in such information. All of the forward-looking information contained in this Annual Information Form is qualified by these cautionary statements.

Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information, there may be other factors that cause actual results to differ materially from those which are anticipated, estimated, or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. You should not place undue reliance on forward-looking information. We expressly disclaim any intention or obligation to update or revise any forward-looking information whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

Currency and Exchange Rate Information

The financial statements included herein are reported in U.S. dollars. A reference in this Annual Information Form to:

  “C$” is to the lawful currency of Canada;

  “N$” is to the lawful currency of Namibia;

  “Rand” is the lawful currency of South Africa;

  “córdobas” is to the lawful currency of Nicaragua;

  “PHP” is to the lawful currency of the Philippines; and

  “$” or “US$” is to the lawful currency of the United States.

The following table sets forth, for each period indicated, the high and low exchange rates for Canadian dollars expressed in U.S. dollars, the average of such exchange rates during such period, and the exchange rate at the end of such period. These rates are based on the Bank of Canada noon spot rate of exchange.

Fiscal Year Ended December 31,

	2011	2012	2013
Rate at the end of period	US$0.9833	US$1.0051	US$0.9402
Average rate during period	US$1.0111	US$1.0004	US$0.9710
Highest rate during period	US$1.0583	US$1.0299	US$1.0697
Lowest rate during period	US$0.9430	US$0.9599	US$0.9348

On March 28, 2014, the noon rate of exchange for one Canadian dollar in United States dollars as reported by the Bank of Canada was C$1.00 = US$0.9038. As of the same date:

  one Nicaraguan córdoba equalled US$0.0390 (annually devalued versus the US$ by means of a crawling peg mechanism);

  one Namibian dollar equalled US$0.0946;

  one South African Rand equalled US$0.0944;

  one West African CFA franc equalled US$0.0021;

  one Philippine peso equalled US$0.0223; and

  one Colombian peso equalled US$0.0005.

Technical Information

The disclosure included in this Annual Information Form uses mineral reserves and mineral resources classification terms that comply with reporting standards in Canada and the mineral reserve and mineral resources estimates are made in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Council – Definitions adopted by CIM Council on November 27, 2010 (the “CIM Standards”), which were adopted by the Canadian Securities Administrators’ (“CSA”) National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the CSA that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The following definitions are reproduced from the CIM Standards:

A mineral resource is a concentration or occurrence of natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral resources are sub-divided, in order of increasing geological confidence, into inferred, indicated and measured categories.

An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

A mineral reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined. Mineral reserves are sub-divided in order of increasing confidence into probable mineral reserve and proven mineral reserve.

A probable mineral reserve is the economically mineable part of an Indicated and, in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Unless otherwise indicated, all of our mineral reserves and mineral resources included in this Annual Information Form have been prepared in accordance with NI 43-101. Canadian standards for public disclosure of scientific and technical information concerning mineral projects differ significantly from the requirements of U.S. securities laws. Resource information contained herein or incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43-101. These definitions differ from the definitions in the United States Securities and Exchange Commission’s (the “SEC”) Industry Guide 7 (“Guide 7”) under the U.S. Securities Act of 1933, as amended. Under Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. Under Guide 7 standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves or that they can be mined economically or legally. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all, or any part, of an inferred mineral resource will ever be upgraded to a higher category. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or that it can be economically or legally mined.

Accordingly, information contained or incorporated by reference in this Annual Information Form contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

The term “Qualified Person” as used in this Annual Information Form means a Qualified Person as that term is defined in NI 43-101.

CORPORATE STRUCTURE

Name, Address and Incorporation

We were incorporated under the Business Corporations Act (British Columbia) (the “BCBCA”) on November 30, 2006. Our head office is located at Suite 3100, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia, V7X 1J1 and our registered office is located at 1600-925 West Georgia Street, Vancouver, British Columbia, V6C 3L2.

Intercorporate Relationships

A significant portion of our business is carried on through our subsidiaries. A chart showing the names of our material subsidiaries and their respective jurisdiction of incorporation is set out below:

GENERAL DEVELOPMENT OF THE BUSINESS

We are a Canadian-based mid-tier gold producer with mining operations in Nicaragua and the Philippines, exploration and development projects in Namibia, Burkina Faso and Colombia, and a portfolio of exploration assets in Nicaragua, the Philippines, Namibia, Burkina Faso and Colombia. Our principal assets consist of the following three mines, one mine under construction and two development stage projects:

  La Libertad mine (100% ownership), an open pit gold mine located 110 kilometers due east of Managua, and 32 kilometres northeast of Juigalpa, Nicaragua (“La Libertad Mine”);

  Limon mine (95% ownership), an open pit and underground gold mine located in northwestern Nicaragua, approximately 100 kilometres northwest of Managua, Nicaragua (“Limon Mine”);

  Masbate mine (ownership as described in “Mineral Properties – Masbate Mine” below), an open pit gold mine located near the northern tip of the island of Masbate, 360 kilometres south-east of the capital of Manila, Philippines (“Masbate Mine”);

  Otjikoto project (90% ownership), an open pit, and potential underground, gold mine currently under construction, located approximately 300 kilometres north of Windhoek, the capital of Namibia (“Otjikoto Project”);

  Kiaka project (ownership as described in “Mineral Properties – Kiaka Project” below), a potential open pit gold mine, located 140 kilometres southeast of Ouagadougou, the capital city of Burkina Faso (“Kiaka Project”); and

  Gramalote project (49% ownership), a potential open pit gold mine located 230 kilometres northwest of Bogota, the capital city of Colombia (“Gramalote Project”).

We hold other exploration assets in Nicaragua, the Philippines, Namibia, Burkina Faso and Colombia as part of our continuing operations. Our exploration assets include:

  In Nicaragua:

  a 100% interest in the Trebol and Pavon properties;

  two joint ventures with Radius Gold Inc. (“Radius”) in which we hold a 60% joint venture interest in each of the San Jose and La Magnolia properties, with Radius holding the remaining 40% interest; and

  a joint venture with Calibre Mining Corp. (“Calibre”) in which we hold a 51% interest in the Borosi gold-silver-copper prospect, with Calibre holding the remaining 49%.

  In the Philippines, a material interest in the Pajo property, located immediately north of the Masbate Mine.

  In Namibia, a 100% interest in a number of exclusive prospecting licenses that comprise the Accretive Terrain project and the Top Hat project.

  In Burkina Faso:

  a 100% interest in three exploration permits that comprise the Gaoua copper gold project, located in the Poni Province in Burkina Faso, approximately 400 kilometres southwest of the Kiaka Project;

  a 100% interest in three exploration permits that comprise the Titao gold project, located in the Yatenga Province in northern Burkina Faso;

  A 90% interest in five exploration permits that comprise the Greater Kiaka project, located in south central Burkina Faso; and

  a 90% interest in three exploration permits that comprise the Po project, located in southern Burkina Faso.

  In Colombia, a 100% interest in the Mocoa copper-molybdenum property.

Three Year History

Over the three most recently completed financial years, the significant events described below contributed to the development of our business.

2011 Developments

On March 31, 2011, we announced a 180% increase in inferred resources at La Libertad due to a new resource outlined on the Jabali zone, located approximately 10 kilometres east of the mill facility at La Libertad Mine. The new inferred resource was based on a total of 55 diamond drill holes totaling 9,660 metres. The drilling focused on the Antenna and Central Zones at the Jabali zone. The new inferred resource totalled 3.55 million tonnes at 4.58 g/t of gold containing 522,000 ounces of gold. We filed a technical report for the inferred resource estimate on May 13, 2011. Our view was that the confirmation of the inferred resource with infill drilling could not only add several years to La Libertad’s mine life but, more importantly, would allow us to deliver higher grade ore to the mill at La Libertad Mine.

On December 22, 2011, we acquired 100% of the shares of Auryx Gold Corp. (“Auryx”) by way of plan of arrangement (the “Auryx Arrangement”). The Auryx Arrangement was carried out pursuant to the terms and conditions contained in an arrangement agreement (the “Auryx Agreement”) dated November 10, 2011 between us and Auryx. Pursuant to the terms of the Auryx Agreement and the Auryx Arrangement, on December 22, 2011, Auryx became a wholly-owned subsidiary of B2Gold and all of the issued and outstanding common shares of Auryx were transferred to us in consideration for the issuance by us to former shareholders of Auryx of 0.23 of a Common Share, plus a cash payment of C$0.001, for each Auryx common share held. We issued an aggregate of 37,187,002 Common Shares to the former Auryx shareholders in connection with the Auryx Arrangement. The outstanding stock options of Auryx were exchanged for B2Gold stock options to acquire Common Shares, based on the 0.23 to 1 exchange ratio, having the same terms as the Auryx options for which they were exchanged. In addition, the outstanding warrants of Auryx were assumed by us at the time of closing of the Auryx Arrangement and became exercisable to acquire that number of our Common Shares determined by reference to the same share exchange ratio.

The acquisition of Auryx added the Otjikoto Project in Namibia to our property portfolio. See “Mineral Properties – Otjikoto Project” below. In addition, we also acquired a 100% interest in two additional mineral properties in Namibia.

2012 Developments

On April 5, 2012, we announced an updated mineral resource estimate as at December 31, 2011 for the Jabali deposit at La Libertad Mine and the Otjikoto Project.

Based on the successful 2011 exploration and infill drilling programs, we reported an increase in mineral resources at Libertad Mine for the Jabali deposit. The new mineral resource for the Jabali Antenna and Central zones, which was reported within a $1,350 per ounce gold optimized Whittle pit shell above a cut-off grade of 0.70 g/t gold, included an indicated mineral resource of 4.19 million tonnes at a grade of 3.39 g/t gold containing 456,863 ounces of gold and an inferred mineral resource of 1.89 million tonnes at a grade of 3.06 g/t gold containing 186,610 ounces gold. The most significant increase is in indicated mineral resources as a result of the conversion of mineral resources from the inferred category due to infill drilling. This new resource at Jabali not only indicates the potential to significantly increase Libertad’s original seven year mine life but also the potential to deliver higher grade ore to the mill which should result in higher annual gold production and lower operating costs per ounce produced. We received the mining permit for the Jabali Central deposit and commenced the shipping of Jabali ore to the Libertad mill in third quarter of 2013, initially utilizing an upgraded existing road.

In respect of the Otjikoto Project, we reported an updated indicated mineral resource estimate of 24.93 million tonnes at a grade of 1.74 g/t gold containing 1,392,690 ounces of gold on a 100% basis using a cut-off grade of 0.4 g/t gold. When a cut-off grade of 0.5 g/t gold is used, the Otjikoto Project has an updated indicated mineral resource estimate of 21.37 million tonnes at a grade of 1.95 g/t gold containing 1,340,385 ounces of gold on a 100% basis within the optimized pit shell.

On April 24, 2012, B2Gold and AngloGold Ashanti Limited (“AngloGold”) announced a new Joint Ore Reserves Committee Code (“JORC”) and NI 43-101 compliant mineral resource estimate for the Gramalote Central Zone and Trinidad. Total measured and indicated resources at Gramalote Central at a 0.25 g/t gold cut-off, within a $1,600 per ounce gold optimised Whittle pit consist of 97.1 million tonnes grading 0.81 g/t gold for a total of 2.5 million troy ounces of gold. The Gramalote Central and Trinidad inferred resource is 95.7 million tonnes grading 0.44 g/t gold for a total of 1.36 million troy ounces of gold using similar parameters as the measured and indicated resource.

On August 10, 2012, we acquired a 100% interest in the Trebol and Pavon gold properties in Nicaragua from Radius in consideration of C$20 million, payable by issuing 4,815,894 Common Shares to Radius. We entered into a joint venture agreement with Radius on a 60% - 40% basis with respect to each of the San Jose and La Magnolia properties in Nicaragua and continue jointly exploring the properties with B2Gold and Radius contributing 60% and 40%, respectively, of the exploration expenditures of each joint venture.

On September 18, 2012, we entered into a merger implementation agreement (“Merger Agreement”) with CGA Mining Limited (“CGA”) pursuant to which we agreed to acquire all of the issued and outstanding securities of CGA and on January 31, 2013, CGA became our wholly-owned subsidiary. The transaction was structured as an acquisition by us of ordinary shares of CGA by way of a scheme of arrangement under the Australian Corporations Act 2001 (the “Scheme”). CGA shareholders received 0.74 of a Common Share for each existing CGA ordinary share held. We also issued Common Shares to CGA stock option holders as consideration for the cancellation of their CGA options based on the “in-the-money” amount of such CGA option, as at the date of the Merger Agreement. We issued an aggregate of 251,973,832 Common Shares in connection with the Scheme. Upon completion of the Scheme, our existing shareholders and former CGA shareholders owned approximately 61% and 39%, respectively, of the issued and outstanding Common Shares.

Our combination with CGA resulted in the merged entity operating the Masbate Mine in the Philippines, in addition to our existing Limon Mine and La Libertad Mine in Nicaragua. See “Mineral Properties – Masbate Mine” below.

On December 5, 2012, B2Gold Namibia (Proprietary) Limited (“B2Gold Namibia”), our subsidiary, was granted a mining licence by the Namibian Ministry of Mines for the Otjikoto Project, which licence is valid for 20 years. This was the last major requirement prior to commencing full scale mine construction at the Otjikoto Project.

2013 Developments

The results of a feasibility study for the Otjikoto Project were announced on January 10, 2013, demonstrating robust economic indicators for the Otjikoto Project. Construction on the Otjikoto Project commenced in January 2013 and is scheduled for completion in the fourth quarter of 2014, when mill production is expected to begin. As of the date of this Annual Information Form, construction of the mine continues on schedule and on budget. In the first five years of its twelve year mine life, the mine is expected to produce approximately 141,000 ounces of gold per year. See “Mineral Properties – Otjikoto Project” below for additional information.

Significant progress on the construction at the Otjikoto Project has been made to date. The construction phase of the Otjikoto Project remains on schedule, with gold production expected to commence in 2014. Excavation at the mill area is complete and a concrete batch plant is in continuous use to assist with the pouring of foundations with total of about 15,000 cubic metres of concrete being poured during construction. The mill and mining offices have already been completed and the construction of all the other administration buildings is progressing on schedule. Most of the equipment and supplies to build the mill have been purchased. Mill construction activities are progressing well, with 7,500 cubic metres of concrete having been poured in this area, and four leach tanks having been erected. To date, the pit area has been de-bushed and stripped. The stripped topsoil (100,000 tonnes) from the mine and waste dump is stockpiled so that these areas can be re-vegetated after mine closure. In addition, the tailings impoundment has been constructed and lined. This facility is materially complete and will be used to capture water to start the mill in 2014.

On April 12, 2013 we entered into a fully underwritten $150 million secured credit facility (the “Credit Facility”). Macquarie Bank Limited (“Macquarie”) is the Sole Underwriter and the Facility Agent for the Credit Facility. The syndicate includes HSBC Securities (USA) Inc., as a Lead Arranger, and HSBC Bank USA, National Association has committed to fund $50 million of the Credit Facility. The Credit Facility is comprised of three tranches of $50 million each for a total of $150 million and will replace the existing $25 million revolving credit facility with Macquarie. The term of the Credit Facility will be for a period of four years with a final repayment date of March 31, 2017 and the Credit Facility has an interest rate of LIBOR plus a margin of 3.5%. The Credit Facility will be used to fund construction and development costs related to the Otjikoto Project and for general corporate purposes. On February 19, 2014, the syndicate agreed to increase the amount of the Credit Facility to an aggregate amount of $200 million, subject to updating the security document to reflect the increased amount of the Credit Facility. As of the date of this Annual Information Form, $150 million remains available for draw down under the Credit Facility.

On May 13, 2013, we completed the sale to Franco-Nevada Corporation of all of our right, title and interest in and to an existing 1.2% net smelter returns (“NSR”) royalty, covering Pretium Resources Inc.’s Brucejack gold project in northwestern British Columbia for $45 million in cash. The sale was completed pursuant to the terms of a royalty purchase agreement between us and Franco-Nevada Corporation dated May 8, 2013.

On June 7, 2013, our Common Shares commenced trading on the NYSE MKT under the symbol “BTG”.

On August 23, 2013, we completed a private placement offering of $258.75 million aggregate principal amount of 3.25% convertible senior subordinated notes due October 1, 2018 (the “Notes”), which included the exercise in full by the initial purchasers of their option to purchase an additional $33.75 million of the Notes to cover over-allotments. In connection with the offering, we entered into an indenture with U.S. Bank National Association, as trustee, governing the Notes (the “Note Indenture”). The initial conversion rate for the Notes is 254.2912 Common Shares per $1,000 principal amount of Notes, equivalent to an initial conversion price of approximately $3.93 per Common Share. We will use the net proceeds from the sale of the Notes for general corporate purposes.

On September 9, 2013, we entered into a joint venture agreement with Calibre (the “Primavera JV Agreement”) to govern the joint venture at the Primavera Gold-Copper Porphyry Project in northeast Nicaragua. Calibre currently has a 49% interest in the project, while we have a 51% interest and are the project operator. Under the terms of the Primavera JV Agreement, we were granted an option to earn an additional 19% interest in and to the project, for a total interest of 70%, by spending C$6 million in additional project expenditures on or prior to April 24, 2016. Upon entering into the Primavera JV Agreement, the original option agreement between B2Gold and Calibre (entered into in June 2009 and amended in July 2010 and October 2010) was terminated and superseded in its entirety by the Primavera JV Agreement.

On December 20, 2013, we acquired all of the issued and outstanding shares of Volta Resources Inc. (“Volta”) in accordance with the terms of an arrangement agreement between Volta and B2Gold (the “Volta Arrangement Agreement”) and a plan of arrangement under the Business Corporations Act (Ontario) (the “Volta Arrangement”). The Volta Arrangement was approved by the shareholders of Volta on December 17, 2013 and the Ontario Superior Court of Justice on December 19, 2013, and on December 20, 2013 Volta became our wholly-owned subsidiary and all of the issued and outstanding common shares of Volta were transferred to us in consideration for the issuance by us of 0.15 of a Common Share for each Volta common share held. All of the outstanding options of Volta were exchanged under the Volta Arrangement and the holders of the Volta options have received options to purchase Common Shares based on the same exchange ratio. In connection with the closing of the Volta Arrangement, we issued an aggregate of 23,331,805 Common Shares to the former shareholders of Volta and authorized the issuance of an additional 2,079,000 Common Shares upon the exercise of the stock options held by the former Volta option holders.

The acquisition of Volta added the Kiaka Project in Burkina Faso, Africa to our project portfolio, as well as four additional exploration projects in Burkina Faso and exploration projects in Ghana.

DESCRIPTION OF THE BUSINESS

General

We are a mid-tier gold mining company with a strategic focus on acquiring and developing interests in mineral properties with demonstrated potential for hosting economic mineral deposits with gold deposits as the primary focus. We conduct gold mining operations and exploration and drilling campaigns to define and develop resources and reserves on its properties with an intention of developing, constructing and operating mines on such properties. Our material projects consist of the following three mines, one mine under construction and two development projects:

  La Libertad Mine (100% ownership), an open pit gold mine located 110 kilometers due east of Managua, and 32 kilometres northeast of Juigalpa, Nicaragua;

  Limon Mine (95% ownership), an open pit and underground gold mine located in northwestern Nicaragua, approximately 100 kilometres northwest of Managua, Nicaragua;

  Masbate Mine (ownership as described in “Mineral Properties — Masbate Mine” below), an open pit gold mine located near the northern tip of the island of Masbate, 360 kilometres south-east of the capital of Manila, Philippines;

  Otjikoto Project (90% ownership), an open pit, and potential underground, gold mine currently under construction, located approximately 300 kilometres north of Windhoek, the capital of Namibia;

  Kiaka Project (ownership as described in “Mineral Properties — Kiako Project” below), a potential open pit gold mine, located 140 kilometres southeast of Ouagadougou, the capital city of Burkina Faso; and

  Gramalote Project (49% ownership), a potential open pit gold mine, located 230 kilometres northwest of Bogota, the capital city of Colombia.

We hold other exploration assets in Nicaragua, the Philippines, Namibia, Burkina Faso and Colombia as part of our continuing operations.

Our corporate objective is to build an intermediate gold company through the development of gold properties, organic growth through exploration, and by capitalizing on our management experience through strategic acquisitions.

Principal Product

Our principal product is gold, with gold production forming a significant part of revenues. There is a global market into which we can sell our gold and, as a result, we are not dependent on a particular purchaser with respect to the sale of the gold that we produce.

We began producing gold in 2009 at our Limon Mine following the acquisition of Central Sun Mining Inc. (“Central Sun”). In January 2010, we also began producing gold at our La Libertad Mine following the completion of the conversion of the mine from a heap leach mine to a conventional milling and carbon in pulp (“CIP”) operation. In January 2013, we began producing gold at our Masbate Mine following the acquisition of CGA.

Special Skills and Knowledge

Various aspects of our business require specialized skills and knowledge. Such skills and knowledge include the areas of permitting, engineering, geology, metallurgy, logistical planning, implementation of exploration programs, mine construction and development, mine operation, as well as legal compliance, finance and accounting.

Competitive Conditions

The gold exploration and mining business is a competitive business. We compete with numerous other companies and individuals in the search for and the acquisition of quality gold properties, mineral claims, permits, concessions and other mineral interests, as well as recruiting and retaining qualified employees. Our ability to acquire gold properties in the future will depend not only on our ability to develop our present properties, but also on our ability to select and acquire suitable producing properties or prospects for development or mineral exploration.

Employees

Our business is administered principally from its head office in Vancouver, British Columbia, Canada. We also have offices in Managua, Nicaragua; Manila, Philippines; Windhoek, Namibia; Ouagadougou, Burkina Faso; Accra, Ghana; Medellin, Colombia; and Miramar, Costa Rica. As at the date of this Annual Information Form, we, including our subsidiaries, employ a total of 2,237 full-time employees and 2,350 contract employees. The table below sets out our employees at each of the following locations:

	Number of
	Employees
Location	Full-time	Contract
Nicaragua	1,109	2,172
Philippines	332	66
Namibia/South Africa	594	21
Burkina Faso	91	0
Ghana	6	0
Colombia	15	1
Uruguay	1	0
Costa Rica	19	7
Russia	1	0
Vancouver, BC Corporate Office	69	83

Production at our mining operations is dependent upon the efforts of our employees and our relations with our unionized and non-unionized employees. Some of our employees are represented by labor unions under various collective labor agreements. We are currently negotiating new collective bargaining agreements covering the workers at the Limon Mine. The collective bargaining agreement covering the workers at the La Libertad Mine is effective until December 31, 2015, at which time we will commence negotiation of a new agreement.

Foreign Operations

We currently own, among other interests, 100% of La Libertad Mine in Nicaragua, 95% of the Limon Mine in Nicaragua, 100% of the processing facilities for the Masbate Mine in the Philippines, 90% of the Otjikoto Project in Namibia, 90% of the Kiaka Project in Burkina Faso, and 49% of the Gramalote Project in Colombia. Our operations are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to government regulations (or changes to such regulations, with respect to restrictions on production, export controls, income taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, land claims of local people and mine safety. The effect of these factors cannot be accurately predicted. See “Risk Factors”.

Environmental Protection

Our activities are subject to extensive laws and regulations governing the protection of the environment, natural resources and human health. These laws address, among other things, emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. We are required to obtain governmental permits and in some instances provide bonding requirements under federal, state, or provincial air, water quality, and mine reclamation rules and permits. Violations of environmental, health and safety laws are subject to civil sanctions and, in some cases, criminal sanctions, including the suspension or revocation of permits. The failure to comply with environmental laws and regulations or liabilities related to hazardous substance contamination could result in project development delays, material financial impacts or other material impacts to our projects and activities, fines, penalties, lawsuits by the government or private parties, or material capital expenditures.

Additionally, environmental laws in some of the countries in which we operate require that we periodically perform environmental impact studies at our mines. These studies could reveal environmental impacts that would require us to make significant capital outlays or cause material changes or delays in our intended activities.

Our current closure and reclamation cost estimate at La Libertad Mine, Limon Mine and Masbate Mine is approximately $45.1 million on an undiscounted basis. In addition, reclamation cost estimates of the Bellavista mine and Otjikoto Project are estimated to be approximately $9.8 million on an undiscounted basis. These estimates are based on conceptual level engineering and will be updated periodically to reflect changes in the life of mine plans.

Environmental, Occupational Health and Safety, and Regulatory

We have adopted environmental and biodiversity policies designed to ensure environmental risks are adequately addressed while committing to environmental protection and public welfare for all our activities. We have also adopted occupational health and safety policies designed to ensure the protection and promotion of the safety, human health, and welfare of our employees, communities and stakeholders. We have also implemented Health, Safety & Environmental (“HSE”) Management System Standards at the corporate level to provide minimum requirements for the development and implementation of both corporate and site HSE management systems. B2Gold’s management systems are based on international standards including compliance with in-country regulations, relevant ISO and OHSAS standards, and reliance on the IFC Performance Standards and international best practices in cases where national regulatory systems are not sufficiently stringent. These management systems enable us to mitigate and manage the potential risks and impacts of our operations.

As we expand our operations, including through additional acquisitions (e.g., our interest in the Masbate Mine, Volta, etc.) and the construction of the Otjikoto Project, we are working to standardize our HSE management systems and procedures across our sites. This includes updating the corporate HSE policies to reflect our current state and our commitments moving forward and developing and implementing corporate HSE Performance Standards to complement our HSE Management System Standards to continue to formalize and improve our HSE performance.

We implement the HSE management systems and manage HSE performance with dedicated HSE personnel at both the corporate and site levels. In addition, we have in place a Health, Safety, Environment and Social Committee of the Board of Directors to assist the Board in overseeing our health, safety, environmental and corporate social responsibility policies and programs, and our health, safety, environmental and corporate social responsibility performance.

The following is a brief summary of HSE management systems in place across our different projects:

  Limon Mine: The Limon Mine is in the process of developing an ISO 14001 and OHSAS 18001 and our HSE Management System Standards compliant HSE management system with the assistance of third-party experts. This work began in 2013 and initial ISO and OHSAS certification audits are anticipated for December 2014. This work is to consolidate, formalize and improve the existing standards, procedures, and processes in place in accordance with our HSE policies on environment, biodiversity, and occupational health and safety. The Limon Mine undergoes annual audits including for regulatory compliance.

  La Libertad Mine: La Libertad Mine implements various HSE standards, procedures, and processes in accordance with our HSE policies on environment, biodiversity, and occupational health and safety. La Libertad Mine has formed an internal committee to oversee the development of our HSE Management System Standards. La Libertad Mine undergoes annual audits including for regulatory compliance. In addition, La Libertad Mine has initiated evaluation of and is working towards certification with the International Cyanide Management Code.

  Masbate Mine: Masbate Mine has developed and implemented an HSE management system based on ISO 14001 and OHSAS 18001 with 20 management system standards. The HSE management system includes bi-annual internal auditing of the Masbate Mine by an independent expert. In addition, the Masbate Mine evaluates its management of cyanide in relation to the International Cyanide Management Code.

  Otjikoto Project: As the Otjikoto Project is currently in the construction phase, it holds to the commitments of our HSE policies and is in the process of developing and implementing additional HSE standards, procedures, and processes as they become relevant to the operations. As with all of our operations, we are committed to developing the Otjikoto Project in line with international standards.

  Regional Exploration Projects: Regional exploration projects adhere to the same HSE policies as the rest of our projects, and apply specific standards, procedures, and processes as are relevant and applicable to the specific site.

  Reclamation and Care Maintenance Sites: Reclamation and care maintenance sites adhere to the same HSE policies as the rest of our projects, and apply specific standards, procedures, and processes as are relevant and applicable to the site.

In addition, we work with occupational health, safety, and environmental regulatory agencies to ensure that the performance of our operations is at a level that is acceptable to the regulatory authorities. We encourage open dialogue and have prepared a procedure for responding to concerns of all entities with respect to HSE issues.

MINERAL PROPERTIES

Our principal assets consist of the following three mines, one mine under construction and two development projects and are grouped geographically as follows:

  La Libertad Mine and Limon Mine, located in Nicaragua;

  Masbate Mine, located in the Philippines;

  Otjikoto Project, located in Namibia;

  Kiaka Project, located in Burkina Faso; and

  Gramalote Project, located in Colombia.

We hold other exploration assets in Nicaragua, the Philippines, Namibia, Burkina Faso and Colombia as part of our continuing operations.

Vancouver
Nicaraguan Projects
La Libertad Mine
Limon Mine
Trebol
Pavon
Radius JV
Burkina Faso Project
Kiaka
Colombian Projects
Gramalote JV
Mocoa
Philippines Project
Masbate
Namibian Project
Otjikoto
Producing Mines
Development Projects
Exploration Projects

Summary of Attributable Mineral Reserves and Mineral Resources Estimates for Material Projects

Set out below are the updated consolidated mineral reserve and mineral resource statements for our mines and development projects as of December 31, 2013, except where otherwise indicated. Our consolidated mineral reserves and mineral resources statements have been compiled based on estimates prepared by Qualified Persons.

Mineral Reserve Estimates(1)

		Grade	Gold	Gold
	Tonnes	(g/t)	(Ounces)	(Kilograms)
La Libertad(2)	9,407,000	1.65	498,000	15,490
Limon(2)	1,787,000	5.03	289,000	8,990
Masbate(2)	114,440,000	0.97	3,582,000	111,390
Otjikoto(3)	26,465,000	1.42	1,207,000	37,540
Total Proven and Probable Mineral Reserves			5,575,000	173,420

Notes:

(1)

The mineral reserves reported herein are based on the CIM standards. Mineral reserves have been rounded to reflect the accuracy of the estimate and numbers may not add due to rounding. Mineral reserves are reported exclusive of mineral resources. Mineral reserves reported herein are fully diluted.

(2)

The mineral reserve estimates for La Libertad, Limon and Masbate projects were compiled and verified as of December 31, 2013 under the supervision of Kevin Pemberton, P.E. (Florida, USA), Chief Mine Planning Engineer, and a Qualified Person as defined under NI 43-101. The estimates reflect the attributable mineral reserves based on our 100% interest in La Libertad Mine and 95% interest in the Limon Mine. Pursuant to the ore sales and purchase agreement between PGPRC and FRC, our wholly-owned subsidiary, PGPRC has the right to purchase all ore from the Masbate Mine and as such, the mineral reserve estimates above reflect 100% of the estimated mineral reserves for the Masbate Mine.

(3)

The mineral reserve estimates for the Otjikoto Project were prepared as of June 6, 2013 by Peter Montano, P.E. (Colorado, USA), Senior Project Engineer, and a Qualified Person as defined under NI 43-101. The estimates reflect the attributable mineral reserves based on our 90% interest in the Otjikoto Project.

Measured and Indicated Mineral Resource Estimates(1)

		Grade	Gold	Gold
	Tonnes	(g/t)	(Ounces)	(Kilograms)
La Libertad(2)	3,770,000	2.93	355,000	11,050
Limon(2)	1,207,000	4.08	158,000	4,920
Masbate(3)	31,983,000	0.77	788,000	24,520
Otjikoto(4)	4,037,000	0.97	126,000	3,910
Kiaka(5)	124,140,000	0.99	3,938,000	122,490
Gramalote(6)	65,041,000	0.63	1,319,000	41,020
Total Measured and Indicated Mineral Resources			6,685,000	207,910

Inferred Mineral Resource Estimates(1)

		Grade	Gold	Gold
	Tonnes	(g/t)	(Ounces)	(Kilograms)
La Libertad(2)	5,900,000	2.59	491,000	15,260
Limon(2)	1,292,000	5.13	213,000	6,630
Masbate(3)	8,927,000	0.88	253,000	7,870
Otjikoto(4)	11,999,000	2.08	801,000	24,910
Kiaka(5)	27,327,000	0.93	815,000	25,350
Gramalote(6)	117,450,000	0.44	1,648,000	51,270
Total Inferred Mineral Resources			4,221,000	131,290

Notes:

(1)

Mineral resources are estimated using best practices as defined by the CIM and reporting of mineral resources is compliant and in accordance with the disclosure requirements of NI 43-101. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty that may be attached to inferred mineral resources, it cannot be assumed that all or any part of an inferred resource will be upgraded to an indicated or measured mineral resource as a result of continued exploration. Mineral resources are reported exclusive of mineral reserves. Mineral resource numbers have been rounded to reflect the accuracy of the estimate and numbers may not add due to rounding.

(2)

Mineral resource estimates for La Libertad Mine and Limon Mine were compiled and verified as of December 31, 2013 under the supervision of Brian Scott, P.Geo., Chief Geologist, and a Qualified Person as defined under NI 43-101. The estimates reflect the attributable mineral resources based on our 100% interest in La Libertad Mine and 95% interest in the Limon Mine.

(3)

Mineral resource estimates for the Masbate Mine have an effective date of December 31, 2013 and were prepared under the supervision of Tom Garagan, P.Geo., our Senior Vice President of Exploration, and a Qualified Person as defined under NI 43-101. Mineral resources are reported within Whittle pit shells. Pursuant to the ore sales and purchase agreement between PGPRC and FRC, our wholly-owned subsidiary, PGPRC, has the right to purchase all ore from the Masbate Mine and as such, the mineral resources are reported at 100% interest.

(4)

Mineral resource estimates for the Otjikoto Project were prepared as of January 10, 2013 under the supervision of Mr. Tom Garagan, P.Geo., Senior Vice President of Exploration, and a Qualified Person as defined under NI 43-101. The estimates reflect the attributable mineral resources based on our 90% interest in the Otjikoto Project.

(5)

The mineral resource estimate for the Kiaka Project was prepared as of January 8, 2013 by Ben Parsons, MSc, MAusIMM (CP), Principal Consultant for SRK Consulting (UK) Limited, a Qualified Person as defined under NI 43-101. Attributable mineral resources are reported at 81% of the total mineral resource. Notwithstanding our current ownership percentage of the Kiaka Project is 90%, the attributable portion of the mineral resource has been reduced to 81% to reflect the expected reduction in our ownership percentage in the Kiaka Project upon commencement of construction and development and the 10% overall ownership percentage that will be attributable to the Burkina Faso government in accordance with applicable laws..

(6)

The mineral resource estimate for the Gramalote Project (Gramalote, Trinidad and Monjas West) was prepared by Gramalote Colombia Limited personnel as of December 31, 2013 under the supervision of Mr. Vaughan Chamberlain, FAusIMM, Senior Vice President: Geology and Metallurgy for AngloGold and a Qualified Person as defined under NI 43-101. The estimate reflects the attributable mineral resources based on our 49% interest in the Gramalote Project.

La Libertad Mine

Certain portions of the following information are derived from and based on the assumptions, qualifications and procedures set out in the technical report entitled “Technical Report on the Orosi Mine, Nicaragua: 2008 Exploration Program and Mineral Resource Estimate, San Juan Zone” dated March 14, 2009, as amended July 14, 2009 (the “La Libertad Technical Report”) prepared by William Pearson, Ph.D., P.Geo and Graham Speirs, P.Eng., and the technical report entitled “NI 43-101 Technical Report - Jabali Project, La Libertad Region, Nicaragua” dated May 12, 2011 prepared by Brian Scott, P. Geo (the “Jabali Technical Report”). For a more detailed overview of La Libertad Mine, please refer to the technical reports noted above, which are available on SEDAR at www.sedar.com.

Property Description and Location

La Libertad Mine is located approximately 110 kilometres due east of Managua, the capital city of Nicaragua and 32 kilometres northeast of Juigalpa. The property is situated near the town of La Libertad in La Libertad-Santo Domingo Region of the Department of Chontales in Central Nicaragua. We, indirectly through our subsidiary, Desarrollo Minero de Nicaragua S.A. (“Desminic”), hold a 100% interest in one exploitation concession covering 10,950 hectares, granted on September 6, 1994 for the term of 40 years pursuant to Ministerial Decree No. 032-RN-MC/94. The principal obligations under the Ministerial Accord include the payment annually of surface taxes, and a net 3.0% royalty on gross production revenues payable to the government of Nicaragua. In addition, we hold an additional exploration concession, Extension Quernos de Oro, which covers 1,196 hectares of the potential extension of a mineralized structure northwest of the exploitation concession. The exploitation and exploration concessions form one contiguous block.

La Libertad Mine is also subject to a royalty interest granted to Inversiones Mineras S.A. (“IMISA”), a holding company formed to represent unionized mine workers in Nicaragua, equal to 2.0% of the value of total production of gold and silver from La Libertad exploitation concession. In Nicaragua, the government is entitled to an ad-valorem tax over the substances extracted from a mineral concession. The amount of ad-valorem tax is 3% for minerals. Under Nicaraguan law, the ad-valorem tax paid is considered a deductible expense for purposes of computing corporate income tax. However, when this law was enacted, it included a grandfathering rule which allowed concessions granted prior to this law to continue operating under its existing regime. Under the mining law applicable at the time, the amount paid as ad-valorem tax is applied as a direct credit against corporate income tax. The total royalty payable on La Libertad Mine production is 5.0%. In addition, under Nicaraguan law, small scale or artisanal miners have the right to exploit secondary veins up to a total surface area that may not exceed 1% of the total area granted under a concession. Artisanal mining activities continue on the concession.

Access, Climate, Local Resources, Infrastructure and Physiography

Access to the La Libertad property is 201 kilometres by paved road from Managua to Juigalpa, the capital city of the Department of Chontales. From Juigalpa, a newly paved road (paver stones) leads northeast for 30 kilometres to the town of La Libertad. Access to the mine site is along a five kilometre, secondary unsurfaced road that originates at the entrance to the town of La Libertad. In total, La Libertad Mine is 236 kilometres from Managua.

The most salient climatic characteristic of the region is pronounced wet and dry seasons. The wet season occurs in May through to November, with the highest precipitation occurring usually in June, July and August. Temperature variation in Nicaragua is mainly a function of altitude. Nationally, temperature varies between 21°C in the upper parts of the central mountain ranges to 29°C in the Pacific coastal regions. Statistical records indicate an annual average rate of evaporation of approximately 2,050 millimetres, higher than the average annual precipitation of approximately 1,876 millimetres. The highest monthly evaporation rates of approximately 235 millimetres coincide with the driest and hottest months (March and April).

The area is characterized by hilly terrain ranging in elevation from 400 metres to 835 metres above sea level. Cerro El Chamarro, located five kilometres northeast of the town of La Libertad, is the highest point on the concession at 835.2 metres above sea level. La Libertad Mine is situated in the western end of the exploitation concession, approximately four kilometres northwest of the town of La Libertad. The vein outcrops along the Cerro Mojón ridge. It is the highest point in the immediate area at approximately 630 metres above sea level. The surrounding topography is characterized by gently sloping terrain, reaching a low of approximately 500 metres above sea level. Vegetative cover is primarily second growth shrubs, small trees, and grasses.

Most of the non-professional staff at La Libertad Mine come from the surrounding towns in the area. The town of La Libertad, some five kilometres by an unsurfaced secondary road, has a local population of just over 9,000. Several other small towns are located within close proximity of La Libertad Mine. The area has a long history of mining and ranching, and a local labour force skilled in small-scale mining is available. Many of the higher-skilled jobs, such as supervisory and professional designations, are filled by people from Managua as well as elsewhere in Central and South America. Most machinery and equipment required at La Libertad Mine is imported. The transportation network is well established.

History

Operations from 2001 to 2007 were mostly continuous, with some temporary shutdowns reported for maintenance purposes. Mine production has been largely from a series of pits along the main Mojón-Crimea structure. Significant production was also achieved from the Esmeralda structure located parallel to and immediately south of the Mojón pits. Mine production for 2001 to March 2007 totalled 6.7 million tonnes, at a grade of 1.66 g/t of gold, producing 207,000 ounces.

Ownership of Desminic, our subsidiary that holds the mineral title, passed through several companies as a result of mergers and acquisitions, until July 6, 2006, when Central Sun purchased a 100% interest in La Libertad Mine. In May 2007, a scoping study was completed following test work and a study of the potential for conversion of the heap leach process to conventional milling. Results of the study were positive and open pit mining was halted in March 2007 in order to proceed with the process upgrade. In August 2007, Central Sun commissioned a feasibility study and investigated sources of mill equipment. We acquired Central Sun on March 26, 2009 and completed the construction of the mill in the fourth quarter of 2009 and commenced ore processing at La Libertad Mine on December 15, 2009.

Geological Setting

The Libertad mining district covers an area of approximately 150 square kilometres, and lies within a broad belt of Tertiary volcanic rocks that have been differentiated into two major units called the Matagalpa and the Coyol Groups. Oligocene to Miocene in age, the Matagalpa Group is the oldest unit and consists of intermediate to felsic pyroclastic rocks. Unconformably overlying the Matagalpa Group are Miocene-aged mafic lavas of the Lower Coyol unit. The rocks of the Lower Coyol unit host the gold-bearing quartz veins in the Libertad district.

At La Libertad Mine, epithermal gold-silver deposits are hosted by andesitic volcanic rocks of late Miocene age. The bulk of known gold mineralization at La Libertad Mine is contained within vein sets along two parallel trends separated by approximately 500 metres. The Mojón-Crimea Trend is nearly four kilometres long, strikes 65° and dips on average 80° to the southeast. The down-dip dimension is commonly on the order of 200 metres to 250 metres. The massive quartz veins and adjacent stockwork/stringer zones range in width from 2 metres to 70 metres for an average of 15 metres, often narrowing at depth. The Santa Mariá-Esmeralda Trend is discontinuous, with the Santa Mariá and Esmeralda veins separated by approximately 1,000 metres. The Santa Mariá vein averages 10 metres wide and is approximately 450 metres long. The Esmeralda Vein has been mined out. The San Juan vein zone extends for approximately 1,000 metres along strike and is located five kilometres south of the plant. This vein zone averages approximately 3.4 metres wide and has been drill tested to a depth of 170 metres.

Exploration

Exploration in 2012 at La Libertad Mine area focused on the Jabali infill program and drilling mine related targets. A total of 19,800 metres in 143 diamond drill holes was completed. Highlights from the program include JB12-376 with 3.2 g/t gold over 10.75 metres true width and JB12-391 with 4.91 g/t gold over 8.0 metres true width. Additional drilling within the inferred resource outline of the Jabali Antenna vein, but outside of the 2012 pit boundary, returned good widths and assays at relatively shallow depths. These results demonstrate that the Jabali vein is continuous throughout the length of the defined indicated and inferred resource. The drilled holes cover an area of approximately 300 metres along strike and down to 150 metres depth.

The 2013 exploration campaign at La Libertad Mine focused largely on mine related drill testing of potential underground targets below the Mojon open pit, Jabali Antenna and the Santa Maria open pit.

At Mojon, a total of 13 holes were drilled for 3,422 metres on three main underground areas below the current resource pit, and these will be followed up with definition programs during 2014. The Western shoot received the most drilling (six holes) and the highlight of this drilling is hole MJ13-053 with 4.78 g/t gold over 3.0 metres true width. This shoot is approximately 200 metres wide. The Central shoot was tested with four holes and highlights from this drilling are holes MJ13-061 with 9.71 g/t gold over 4.5 metres true width and MJ13-057 with 3.29 g/t gold over 4.5 metres true width. The Eastern shoot was only drill tested with one hole.

At Jabali Antenna, a similar program was initiated with a total of 10 holes drilled for 3,104 metres. The target for this program was the down plunge extension of the main Antenna shoot where historical drilling and underground exploitation indicated the potential for good grades. The highlights of this drilling program are holes JB13-418 with 103.8 g/t gold over 1.5 metres true width, JB13-418 with 10.67 g/t gold over 3.1 metres true width just 7 metres deeper and JB13-410 with 5.72 g/t gold over 5.89 metres true width.

A four hole, 466 metre, drill program was completed at the Santa Maria open pit. The highlight of this program is hole SM13-008, which returned 95.31 g/t gold over 3.4 metres. The purpose of this program was to define the eastern boundary of the pit.

Mineralization

Gold mineralization occurs in vein sets along two parallel trends separated by approximately 500 metres, the Mojón-Crimea Trend and the Santa Maria-Esmeralda Trend. The massive quartz veins and adjacent mineralized stockwork zones average 25 metres in width, narrowing to 15 metres at depth.

Gold mineralization is hosted by epithermal quartz and occurs as free particles up to 40 micrometres in diameter. Average grain sizes are 3 micrometres to 15 micrometres in diameter. Gold has a close affinity with pyrite and occurs as both a nucleus for pyrite crystallization and as a coating on pyrite crystals. Subsequent oxidation has destroyed the pyrite and freed the gold to depths of up to 150 metres below surface. Mineralization also occurs as native silver and electrum, a gold-silver alloy.

Drilling

During 2011, we completed a total of 47,436 metres of drilling in 332 holes on La Libertad vein structures. The objective of the program included further drilling of the Jabali vein system, the completion of the Jabali Antenna and Central indicated resources, and drilling to expand the western margins of the Mojon and Crimea pits. This drilling included 281 holes (38,705 metres), which tested the two main zones of the Jabali vein system, the Antenna and Central zones (combined strike length of 3.2 kilometres), as well as along strike of these areas. The 2011 La Libertad drill program also included 36 holes totalling 5,282 metres, which tested the area immediately west of the Mojon open pit that is currently being mined.

In 2012, we continued exploration with the focus on the Jabali infill program and drilling mine related targets. Latest results include JB12-376 with 3.2 g/t gold over 10.75 metres true width and JB12-391 with 4.91 g/t gold over 8.0 metres true width. Additional drilling within the inferred resource outline of the Jabali Antenna vein, but outside of the 2012 pit boundary, has returned good widths and assays at relatively shallow depths. These results demonstrate that the Jabali vein is continuous throughout the length of the defined indicated and inferred resource.

During 2013, we completed a total of 7,405 metres of drilling in 32 holes. The majority of the drilling was completed over the Mojon, Jabali Antenna and Santa Maria vein structures looking for high grade underground extensions to the known reserve and resource mineralisation. A five hole, 413 metre, drill program was completed on an exploration target called Calvario, along strike for the known San Juan resource.

Sampling and Analysis

Core is moved from the drill site to a covered core handling facility located at La Libertad Mine. Geologists check depth intervals and box numbering, log and photograph the core, and mark sample intervals. Hardcopy logs record: core recovery, Rock Quality Designation (“RQD”), sample intervals, colour, grain size, alteration, and lithology.

The type and amount of quartz veining or brecciation are the main criteria for sample interval selection. Intervals are commonly kept to greater than 30 centimetres and range up to 1.5 metres in less-altered material. Once marked, intervals are assigned a unique sample number and are cut longitudinally by a diamond core saw. One half of the cut core samples are placed directly into a plastic sample bag, which is marked and sealed for transport to the laboratory. The remaining half core is returned to the core box for storage at La Libertad Mine site.

Security of Samples

In 2013, approximately 13% of assay pulps were sent for external checks to ALS in Vancouver, British Columbia. Independent reference standards were inserted in all sample batches at the rate of one standard per 40 samples.

Drill core and spent-ore material are transported to the on-site laboratory by our personnel. All sample preparation and analysis is done in the on-site laboratory under direct supervision of an experienced metallurgist. Drill core is stored at the mine site in either an open yard or a drill core logging facility. Sample rejects are stored temporarily at the on-site laboratory or in a separate storage facility. All of these facilities are located within the mine site, a guarded facility closed to the public.

Mineral Reserves and Mineral Resources

The December 31, 2013 mineral reserve and mineral resource statement for La Libertad Mine was completed in March 2014 by our personnel under the supervision of Kevin Pemberton, P.E. (Florida, USA), Chief Mine Planning Engineer for mineral reserves, and Brian Scott, P.Geo., Chief Geologist for mineral resources. Each is a Qualified Person as defined under NI 43-101. The updated mineral reserve and mineral resource statement as at December 31, 2013 incorporates results from the in-fill diamond drilling completed on the Mojon vein in 2013. In 2013, 32 diamond drill holes for a total of 7,405 metres were drilled on four targets. Most of the drilling was comprised of infill drilling on the Mojon vein structure and deep drilling on the Antenna vein structure at Jabali.

Mineral reserves decreased from 648,200 ounces in December 31, 2012 to 498,000 ounces as of December 31, 2013. The decrease in mineral reserves is the result of mining depletion on all pits and a revised resource model and subsequent mine designs at the Santa Maria open pit. Mineral reserves as of December 31, 2013 are reported within design pits above a cut-off grade defined by using a $1,350 gold price. Mineral reserves are reported on four vein targets plus remaining previously processed heap leach material referred to as “spent ore”. Mineral reserves are fully diluted and 100% attributable to B2Gold.

Attributable Proven and Probable Reserves 1,2,3,4,5

Vein Structure	Tonnes	Grade g/t Au	Ounces Au	Kg Au
Mojon	2,012,000	1.71	111,000	3,440
Crimea	252,000	1.57	13,000	400

Santa Maria	306,000	4.74	47,000	1,450
Jabali Central	2,371,000	2.67	203,000	6,320
Spent Ore	4,465,000	0.87	125,000	3,880
Total	9,407,000	1.65	498,000	15,490

Notes:
(1)	Mineral reserves reported at a $1,350 per ounce gold price within design pits.
(2)	Cut-off grades and design pits based on 2013 budget costs.
(3)	Mineral reserves reported are fully diluted. The amount of dilution applied varies by deposit.
(4)	Mineral reserves are reported above a cut-off grade of 0.70 g/t gold for Mojon, Crimea and Santa Maria, and a cut-off of 0.8 g/t gold for spent ore and Jabali Central.
(5)	Mineral reserves numbers have been rounded to reflect the accuracy of the estimate and numbers may not add due to rounding.

La Libertad Mine mineral resources as of December 31, 2013 are shown in the tables below. Mineral resources are reported exclusive of mineral reserves. All mineral resources that may be potentially mined by open pit method are constrained within pit shells using a gold price of $1,550 per ounce and reported above variable cut-off grades of 0.60 to 0.70 g/t gold. Mineral resources that may be potentially mined by underground methods are reported above a cut-off grade of 2.0 g/t gold.

Attributable Measured and Indicated Resources 1,2,3,4

Vein structure	Tonnes	Grade g/t Au	Ounces Au	Kg Au
Open Pit
Mojon	1,734,000	1.78	99,000	3,090
Crimea	348,000	1.53	17,000	530
Santa Maria	137,000	3.00	13,000	410
Jabali Central	174,000	2.45	14,000	430
Jabali Antenna	1,376,000	4.79	212,000	6,590
Total	3,770,000	2.93	355,000	11,050

Attributable Inferred Resources 1,2,3,4

Vein Structure	Tonnes	Grade g/t Au	Ounces Au	Kg Au
Open Pit
Spent Ore	2,436,000	0.70	55,000	1,710
Jabali Central	541,000	2.99	52,000	1,620
Jabali Antenna	448,000	3.19	46,000	1,430
Mojon	124,000	1.48	6,000	180
Crimea	83,000	1.72	5,000	140
Open Pit Total	3,633,000	1.40	163,000	5,080
Underground
Jabali Central	527,000	3.21	54,000	1,690
Jabali Antenna	1,053,000	4.28	145,000	4,510

Vein Structure	Tonnes	Grade g/t Au	Ounces Au	Kg Au
Mojon	494,000	5.42	86,000	2,670
San Juan	194,000	6.75	42,000	1,310
Underground Sub-Total	2,267,000	4.49	327,000	10,180
Grand Total	5,900,000	2.59	491,000	15,260

Notes:
(1)	Mineral resources are exclusive of mineral reserves.
(2)

Jabali, Antenna and Central zones’ open pit mineral resources are reported within $1,550 per ounce gold pit shells above a cut-off grade of 0.70 g/t gold. Jabali resources include resources reported outside pit shells but above a cut-off grade of 3.0 g/t gold. Mojon, Crimea, Santa Maria, and San Juan mineral resources are reported within pit shells above a set of variable cut-off grades based on a gold price of $1,550.

(3)

Mineral resources that are not mineral reserves do not have a demonstrated economic viability. Due to the uncertainty which may be attached to inferred mineral resources, it cannot be assumed that all or any part of an inferred resource will be upgraded to an indicated or measured mineral resource as a result of continued exploration.

(4)	Mineral resource numbers have been rounded to reflect the accuracy of the estimate and numbers may not add due to rounding.

The overall difference between the December 31, 2103 mineral resource statement and the statement as at December 31, 2012 is minimal. The principal changes to the December 31, 2013 indicated and inferred mineral resource statement are attributed to several factors including: higher cut off grades, new resource models, new resource pits, infill drilling and reclassifying indicated resources to inferred based on local small miner activity on the San Juan vein system.

We have identified an inferred underground mineral resource (above a gold cut-off grade of 2.0 g/t) of 494,000 tonnes at a gold grade of 5.42 g/t for 86,000 ounces of gold. This resource is below the current reserve and resource pit on the Mojon vein structure and is included on the table above. Infill drilling in 2014 will focus on upgrading most of this inferred mineral resource to an indicated resource classification in support of a scoping study that will address the economic and technical viability of mining this material from underground.

Mining Operations

La Libertad Mine was historically a conventional surface mining operation utilizing small to mid-size equipment to drill, blast, excavate, and remove ore and waste from several active open pits. Following our acquisition of Central Sun in March 2009, we commenced construction at La Libertad Mine in order to convert the processing facilities from heap leaching to conventional milling. We completed the conversion of La Libertad Mine and began processing ore on December 15, 2009, with the first doré bar being produced on January 5, 2010. In February 2010, La Libertad mill processed an average of approximately 3,900 tonnes of ore per day. The installation of a second ball mill, which was not included in the original plant design, was completed in August 2010 and the mine ramped up to 5,500 tonnes per day design throughput capacity in the fourth quarter of 2010. As a result of a mill expansion completed in the second quarter of 2013, mill capacity increased by 10%. In the fourth quarter of 2013, mill throughput averaged 5,692 tonnes per day.

Total production for 2013 from La Libertad was 138,726 ounces of gold. In the fourth quarter, 42,709 ounces of gold were produced. La Libertad Mine is projected to produce approximately 143,000 to 150,000 ounces of gold in 2014 at cash operating costs of approximately $545 to $565 per ounce.

Exploration and Development

La Libertad gold district has been explored by prospectors, small scale miners, and mining companies for the last 150 years. Numerous pits, adits, trenches and small shafts throughout the district delineate a 20 kilometres long and five kilometres wide mineralized system. La Libertad Mine area is the only segment of the district to have been explored at significant depth. Our land holdings offer an excellent opportunity to discover additional mineralization at similar grades as has been mined at La Libertad Mine.

We have received the mining permit for the Jabali central deposit and have recently commenced the shipping of Jabali ore to La Libertad mill.

We plan to undertake capital expenditures at La Libertad Mine in 2014 totaling approximately $36.3 million. Major items include pre-stripping at Jabali and Mojon Pits, capital projects related to Jabali, mine/mill equipment and upgrades, and a tailings pond expansion. Operating cash costs per ounce for 2014 are budgeted to be in the same range as the 2013 cash costs per ounce. A decrease resulting from increased gold production (higher recovery and throughput) will be offset by increases in energy, fuel and contractor costs.

We plan to spend approximately $4.3 million in 2014 on an exploration program that will primarily focus on infill resource drilling on the higher grade underground resource potential of the Mojon vein system. A portion of the drilling in 2014 will also be directed to a series of regional targets that could provide future open pit feed for La Libertad mill.

Limon Mine

Certain portions of the following information are derived from and based on the assumptions, qualifications and procedures set out in: (i) the technical report entitled “Technical Report of Mineral Resources and Mineral Reserves, Limon Mines and Mestiza La India Areas, Nicaragua” dated March 14, 2009 and prepared by William Pearson, Ph.D., P.Geo., and Graham Speirs, P.Eng. (the “2009 Limon Technical Report”); and (ii) the technical reported entitled “Technical Report of Mineral Resources and Mineral Reserves, Limon Mine and Mestiza Areas, Nicaragua” dated March 31, 2008 and prepared by William Pearson, Ph.D., P.Geo., and Graham Speirs, P.Eng (the “2008 Limon Technical Report”). For a more detailed overview of the Limon Mine, please refer to the technical reports noted above, which are available on SEDAR at www.sedar.com.

Property Description and Location

The Limon Mine property is located in northwestern Nicaragua approximately 100 kilometres northwest of Managua, the capital of Nicaragua. The property is readily accessed by paved highway and a 15 kilometer gravel mine road with a total road distance from Managua of 140 kilometres. The property straddles the boundary of the municipalities of Larreynaga and Telica of the Department of Leon and the municipalities of Chinandega and Villa Nueva of the Department of Chinandega. The Limon Mine property consists of the 12,000 hectare “Mina El Limon” mineral concession that has a term of 25 years expiring in April 2027. Each mineral concession under the Nicaraguan Mining Code is subject to an agreement issued by the government of Nicaragua that includes the rights to explore, develop, mine, extract, export and sell the mineral commodities found and produced from the concession. We are required to submit annual reports of its activities and production statistics to the government. Escalating annual surface taxes are payable to the Nicaraguan government for the Mina El Limon mineral concession. The surface tax rate was US$4.00 per hectare in 2009 and a maximum rate of US$12.00 per hectare was reached in 2012 and will be maintained through subsequent years.

We hold an indirect 95% interest in Triton Minera S.A. (“Triton”), which owns and operates the Limon Mine, and holds three other mineral concessions, all at an exploration stage. The remaining 5% of Triton is held by IMISA.

Triton directly owns or controls the surface rights for all of the property upon which the current mining, milling, tailings and related facilities at the Limon Mine are located. Triton also owns a portion of the surface rights for the properties. As required, Triton has negotiated and entered into access agreements with individual surface right holders in respect of those properties for which it does not hold the surface rights within the concession. All of the permits required for exploration, mining and milling activities are in place for the Limon Mine.

RG Exchangeco Inc., a subsidiary of Royal Gold, Inc., holds a 3% NSR royalty on the gold production from the Limon Mine and certain other concessions. The revenue from the Limon Mine is also subject to a 3% ad valorem tax on gold production payable to the Government of Nicaragua, which is considered a deductible expense for purposes of computing corporate income tax.

Internacional de Comercial S.A. holds a royalty equal to 5% of the net profit of Triton Mining (USA) LLC (“Triton USA”), our indirect subsidiary that holds a 47.5% interest in the Limon Mine. Net profit is defined as the excess of gross revenue (being all revenue received from the operation by Triton USA of its business) over expenses (being specified as costs incurred and charged as expenses by Triton USA arising from its business, including working capital and operating expenses, royalties paid, borrowing costs, taxes and general sales and administrative expenses).

Access, Climate, Local Resources, Infrastructure and Physiography

The property is readily accessed by paved highway and a 15 kilometre gravel mine road with a total road distance from Managua of 140 kilometres. There are three local villages, Limon, Santa Pancha and Minvah, with an aggregate population of approximately 10,000 people which includes many of the employees of the Limon Mine. Leon, the second largest city in Nicaragua, is approximately 45 kilometres to the southwest of the Limon Mine.

The Limon Mine operates year round and is not normally affected by the typical seasonal climatic variations. The climate is tropical with a hot, wet season from May through November and a hotter, dry season from December through April. The mean annual temperature is 27°C with an average annual precipitation of two metres. The mining operations are in an area of low to moderate relief with elevations from 40 to 300 metres above mean sea level and plenty of flat areas for mine infrastructure. The area is covered with sparse vegetation, consisting predominantly of grasslands and scrub brush with widely spaced trees.

In general, Nicaragua has a moderately developed infrastructure of telecommunications, roads, airports and seaports and there is a fairly high literacy rate among the population with an ample supply of skilled and unskilled labour. Electrical power for the Limon Mine is obtained from the national grid system with backup generators at the mine site. Water, both industrial and potable, is drawn from local sources.

History

Gold mining in the Limon district began in the 1850s and modern mining and exploration began in 1918. Production from the Limon Mine has been continuous since 1941. From 1941 to 1979, Noranda Inc. controlled the Limon Mine and produced just over 2.0 million ounces of gold from 4.1 million tonnes of ore. Production rates in this period started at 200 tonnes per day and increased to 345 tonnes per day. In 1979, the Sandinistas confiscated and nationalized the mine. Production under government control is reported to have been 280,000 ounces of gold from an estimated 1.9 million tonnes of ore.

Geological Setting

Nicaragua can be divided into three major terraines. A northwest striking graben, 30 to 40 kilometres in width, parallels the Pacific coastline along the western side of the country. This graben hosts up to 16 active or recently active volcanoes and is the site of thick Quaternary to Recent volcanic deposits. To the southwest, between the graben and Pacific coast, a narrow belt, 10 to 20 kilometres in width, of Tertiary, Mesozoic and Palaeozoic rocks is preserved. To the northeast of the graben, the Tertiary, Mesozoic and Palaeozoic “basement” is overlain by a major unit of Tertiary volcanics; namely, the Coyol (Miocene-Pliocene) and Matagalpa (Oligocene-Miocene) Groups. The Coyol Group hosts the known vein gold deposits in Nicaragua, including the Limon Mine.

The Limon Mine, located along the eastern edge of the northwest striking graben, is within an area of low hills that is in contrast with the level plain of the graben floor. Approximately 50% of the area in the general vicinity of the Limon Mine is covered by a thin layer of Quaternary to Recent deposits of volcanic ash and alluvium. The Limon Mine concession is underlain by volcanic strata that are correlated with the Miocene-Pliocene Coyol Group that is present over extensive areas of western Nicaragua. Coyol Group rocks exposed on the Limon Mine concession range from intermediate to felsic composition volcanic and volcanoclastic strata that are cut by minor intermediate to felsic hypabyssal intrusive bodies.

Exploration

The main focus of the exploration work on the Limon property to date has been on the Santa Pancha 2 (Pozo #5) area, located one kilometre north of the current underground mining at Santa Pancha. The hanging wall structure appears to be the best host to mineralization where average true widths between 2 to 15 metres were intersected. Results demonstrate continuity of grade and width over a strike length of 1 kilometre and to depths of 230 metres. Of note are holes LIM-12-3648 with 5.65 g/t gold over 14.92 metres true width, LIM-12-3651 with 15.70 g/t gold over 4.92 metres true width, and LIM-12-3655 with 5.70 g/t gold over 8.30 metres true width (all gold grades are uncapped).

Further south, the 4 to 10 metres average true width of the footwall structure returned some equally good grades. Holes contained up to 5.44 g/t gold over 6.58 metres true width (LIM-12-3691), 5.27 g/t gold over 10.03 metres true width (LIM-12-3692) and 17.23 g/t gold over 4.79 metres true width (LIM-12-373).

The 2013 exploration program at the Limon Mine focused largely on mine related resource infill drilling of the Pozo #5 shaft and evaluation drilling further south of the same Santa Pancha structure at Pozo #4. The Mercedes – Aparejo structure in the furthest north part of Santa Pancha was also tested. A total of 85 drill holes were completed for 15,102 metres with the bulk of the drilling on the Pozo #4 and #5 programs.

The infill drilling on Pozo #5 was completed during the year and highlights of this are holes LIM-13-3751 with 17.98 g/t gold over 2.9 metres true width, LIM-13-3757 with 5.68 g/t gold over 3.55 true width, LIM-13-3765 with 12.94 g/t gold over 2.2 metres true width, LIM-13-3783 with 14.17 g/t gold over 6.9 metres true width, LIM-13-3785 with 10.19 g/t gold over 6.65 metres true width, LIM-13-3786 with 14.4 g/t gold over 5.3 metres true width and LIM-13-3787 with 5.06 g/t gold over 9.75 metres true width. The purpose of this drilling was to convert inferred to indicated resources by increasing the density of drilling throughout the approximately 450 metres of strike length.

The Pozo #4 drilling program was designed to be resource infill drilling of this area and highlights of this program are holes LIM-13-3752 with 6.36 g/t gold over 6.45 metres true width, LIM-13-3801 with 7.49 g/t gold over 6.8 metres true width, LIM-13-3804 with 8.78 g/t gold over 7.3 metres true width, LIM-13-3808 with 8.2 g/t gold over 4.45 metres true width and LIM-13-3810 with 10.58 g/t gold over 2.8 metres true width. This drilling covered approximately 300 metres of strike length.

Additional drilling was completed over the Aparejo – Mercedes structure with 14 holes drilled on two parallel structures. The highlight of this program is hole LIM-13-3818 which returned 3.28 g/t gold over 0.95 metres true width. This program was designed to test for shallow, open pit targets.

The regional focus of the exploration program was concentrated on near mine open pit targets as well as evaluating the best targets for drilling in 2014 and 2015.

Mineralization

Gold mineralization at the Limon Mine and northwestern Nicaragua is typical of low-sulphidation, quartz-adularia, epithermal systems. These deposits were formed at relatively shallow depth, typically from just below the surface to a little over one kilometre deep. To date this is the only style of gold mineralization that has been found and reported in the Tertiary rocks of northwestern Nicaragua. Silver is generally a commercially minor by-product of the gold mineralization. All gold production has been from quartz vein and quartz vein-breccia deposits hosted in linear structural features and often accompanies minor pyrite and trace amounts of base metal sulphides. Gold is generally fine to very fine grained and relatively uniformly distributed throughout the higher grade parts of the veins. Only minor occurrences of disseminated or stockwork type epithermal precious metal mineralization have been reported. Mineral showings or deposits for other metals are not known in the area.

Three producing and past-producing vein systems account for almost all of the gold produced from the Limon Mine district; these are the Limon, Santa Pancha and Talavera systems. A large number of other weakly mineralized quartz veins have been identified and explored, some with minor development and production. The productive vein systems are approximately 1.0 to 2.0 kilometres long with vein widths from less than 1.0 metre to 25 metres. All economic gold mineralization found and mined to date lies within 400 metres of the surface. The productive and prospective elevations within the vein systems vary systematically across the district. Post-mineral faults locally disrupt and offset the veins.

Drilling

The Limon Mine property drilling program that we carried out in 2012 consisted of 100 diamond drill holes totalling 16,538 metres. The program objectives were to look for near surface open pit resources (Babilonia, Mercedes, Aparejo) and test the northern portion of the Santa Pancha vein structure for un-mined segments of vein material on the Pozo #4 and #5 vein target. In addition, several verification holes were completed on regional vein targets to twin historic drill holes.

During 2013, we completed a total of 15,102 metres of drilling in 85 holes. The majority of the drilling was completed over the Santa Pancha vein structures on the northern portions of the Pozo #4 and #5 areas. This was largely resource infill drilling and utilized the greater portion of the drill budget in 2013. The Mercedes – Aparejo structures were tested for open pit targets and two holes were drilled in the Loma Sola area, the potential eastern extension of the Talavera structures under cover.

Sampling and Analysis

Materials sampled for mineral resource and mineral reserve estimation include drill core and underground workings. Drill core recovery at the Limon Mine is generally very good. Mineralized drill core intervals to be sampled are identified and marked by a geologist. Visual indicators of the intervals to be sampled includes quartz veins, silicified breccias, silicified rock and other altered zones identified by the geologist. Sample intervals are selected based on changes in mineralization style and are normally extended for two metres into un-mineralized rock. Marked sample intervals are split or sawn in half. A technician collects a continuous sample of the split or sawn core; sample lengths vary from 0.5 metres to 1.5 metres.

Underground development workings that expose mineralized veins are routinely mapped and sampled using continuous chip samples taken at waist height perpendicular to vein contacts. Samples are taken for each round of advance, giving a sample spacing of approximately three metres along the vein strike. The complete width of the development drift is sampled. A sample is normally taken for each one metre of vein width; sample lengths may vary depending on the width of the vein and changes of geology. Sampling is by a trained technician under the supervision of the mine geologist. Materials sampled as part of ongoing exploration activities include soils, boulders, rock outcrops, trenches and drill core. A geologist either takes, or supervises the taking of, all samples. Exploration samples of rock outcrops and boulders are normally taken as discontinuous chip samples, while trench samples are taken as continuous chip samples. These exploration sample materials are used to detect the presence of precious metals for target identification and are not normally used for resource estimation.

Security of Samples

Exploration drill and trench samples are prepared at the Limon Mine laboratory. We employ stringent Quality Assurance/Quality Control (“QA/QC”) procedures, including the insertions of certified standards, blanks and duplicates approximately every 25 samples. Pulverized drill and trench samples were shipped to Canada and assayed at ALS Chemex in North Vancouver, British Columbia. In 2013, approximately 7% of the Limon Mine exploration drill core samples were sent to ALS in Vancouver for check assay analysis.

Samples from the mining operation are delivered by the mine geologist or technician directly to the mine laboratory each day upon the completion of underground sampling. All drill core from surface and underground drill holes is taken one or more times per shift from the drill rigs directly to a secured drill logging and sampling area within the guarded area of the mine property by authorized personnel. Within 24 to 48 hours, the potentially mineralized core intervals are photographed, logged and sampled; and the samples are delivered directly to the mine laboratory. Each sample is assigned a unique sample number that allows it to be traced through the sampling and analytical procedures and for validation against the original sample site. In the case of exploration drill core the second half of the split core is stored on-site as a control sample, available for review and re-sampling if required. Mineralized core intervals from in-fill production holes are sampled as whole core.

Mineral Reserves and Resources

The December 31, 2103 mineral resource and mineral resource estimates for the Limon Mine were completed by our personnel under the supervision of Kevin Pemberton, P.E. (Florida, USA), Chief Mine Planning Engineer for mineral reserves, and Brian Scott, P.Geo., Chief Geologist for mineral resources. Each is a Qualified Person as defined under NI 43-101.

Mineral reserves and resources are reported at a 95% ownership basis. Mineral reserves as of December 31, 2013 are reported for the Santa Pancha, Veta Nueva, Santa Emilia Sur and Babilonia vein structures. The Santa Pancha structure contains approximately 80% of the reported reserve ounces. Mineral reserves increased by approximately 30% from December 31, 2012 due to addition of new drilling at Santa Pancha 2 (Pozo #5), which allowed conversion of mineral resources to the mineral reserves category.

Attributable Proven & Probable Reserves 1,2,3,4,5,6

Vein Structure	Tonnes	Grade g/t Au	Ounces Au	Kg Au
Open Pit
Babilonia	72,000	2.89	7,000	210
Santa Emilia Sur	53,000	4.91	8,000	260
Veta Nueva	61,000	4.42	9,000	270
Open Pit Total	186,000	3.97	24,000	740
Underground
Santa Pancha 1	953,000	4.89	150,000	4,660
Santa Pancha 2	461,000	5.63	83,000	2,600
Veta Nueva	187,000	5.28	32,000	990
Underground Total	1,601,000	5.15	265,000	8,250
Grand Total	1,787,000	5.03	289,000	8,990

Notes:

(1)	Mineral reserves reported at a $1,350 per ounce gold price within design pits.
(2)	Cut-off grades and optimized design pits based on 2014 budget costs.
(3)	Mineral reserves reported are fully diluted.
(4)

Mineral reserves are reported above a series of variable cut-off grades based on haulage distance to mill facility and type of mining. Cut-off grades vary from 2.97 g/t gold to 3.4 g/t gold for underground reserves to 1.62 g/t gold for open pit reserves.

(5)	Mineral reserves reported based on 95% ownership.
(6)	Mineral reserve numbers have been rounded to reflect the accuracy of the estimate and numbers may not add due to rounding.

During 2013, drilling, resource modeling and mine planning work was completed at the Limon Mine.

Mineral resources at the Babilonia vein were upgraded to the mineral reserve category in 2013 because additional pit optimization and mine planning demonstrated that it was economically mineable. The mineral reserves at the Veta Nueva open pit were depleted to December 31, 2013 topography with the remaining reserves diluted by 20% based on operational experience.

Santa Pancha 1 mineral reserves are reported from the new resource model built by mine site personnel. Variable mining dilution was applied depending on the size of the designed stope. Santa Pancha 2 mineral reserves are reported based on a new block model, this area had a significant number of new drill holes supporting conversion of resources to reserves. Veta Nueva underground reserves were not changed from the December 31, 2012 estimate.

Attributable Measured and Indicated Resources 1,2,3,4,5

Vein Structure	Tonnes	Grade g/t Au	Ounces Au	Kg Au
Open Pit
Babilonia	22,000	3.32	2,000	70
Santa Emilia Sur	43,000	4.48	6,000	190
Open Pit Total	65,000	4.09	9,000	260
Underground
Santa Pancha 1	401,000	4.41	57,000	1,770
Santa Pancha 2	511,000	3.92	64,000	2,000
Veta Nueva	132,000	3.80	16,000	500
Veta Nueva West	97,000	3.97	12,000	390
Underground Total	1,142,000	4.08	150,000	4,660
Grand Total	1,207,000	4.08	158,000	4,920

Attributable Inferred Resources 1,2,3,4,5

Vein Structure	Tonnes	Grade g/t Au	Ounces Au	Kg Au
Open Pit
Babilonia	28,000	3.87	3,000	110
Santa Emilia Sur	14,000	3.48	2,000	50
Open Pit Total	43,000	3.74	5,000	160
Underground
Santa Pancha 1	271,000	5.41	47,000	1,470
Santa Pancha 2	898,000	5.18	150,000	4,660
Veta Nueva	25,000	3.22	3,000	80
Veta Nueva West	13,000	3.24	1,000	40
Atravazada	42,000	5.39	7,000	220
Underground Total	1,249,000	5.18	208,000	6,470
Grand Total	1,292,000	5.13	213,000	6,630

Notes:
(1)	Mineral resources are exclusive of mineral reserves.
(2)

Underground mineral resources are reported above a cut-off grade of 2.6 g/t gold. Open pit mineral resources are reported above a cut-off grade of 1.4 g/t gold within Lerches Grossman pit shells run at a per ounce gold price of $1,550 per ounce

(3)

Mineral resources that are not mineral reserves do not have a demonstrated economic viability. Due to the uncertainty that may be attached to inferred mineral resources, it cannot be assumed that all or any part of an inferred resource will be upgraded to an indicated or measured mineral resource as a result of continued exploration.

(4)	Mineral reserves and mineral resources reported based on 95% ownership.
(5)	Mineral resource numbers have been rounded to reflect the accuracy of the estimate and numbers may not add due to rounding.

For the mineral resource estimate as at December 31, 2013, we experienced an overall decrease in indicated resources and a large increase in inferred resources relative to the December 31, 2012 estimate. This is largely a result of the new drilling at the Limon property and converting mineral resources to mineral reserves.

Several of the mineral resource models were rebuilt in 2013-2014 including Santa Emilia Sur, Santa Pancha 1 and Santa Pancha 2. Santa Emilia Sur had four new holes, a revised vein interpretation and a new grade estimation plan. Resources at Santa Emilia Sur were moved from underground potential to open pit, based on the results of the new drilling.

Since the December 31, 2012 mineral resource statement, 60 drill holes were added to Santa Pancha 2 (Pozo #4 and #5) area. This drilling was used to support a new interpretation and resource model based on zones defined as vein, mixed and stockwork. The three zones allow for better definition of gold grades for estimation and is a better tool for mine planning. The drilling and revised models account for the differences between the December 31, 2012 mineral resource statement and the December 31, 2013 mineral resource statement set out above.

Santa Pancha 1 resource model was updated this year by our mine personnel. Approximately 10 new drill holes plus underground sampling and mapping were used in the vein interpretations used as the basis for the resource. Previous models were built on the vein/stockwork/breccia package and did not have the benefit of the more recent underground sampling. Gold grades reported from the new model are higher than from the previous model; however these new grades are fully undiluted.

Mining Operations

The Santa Pancha vein system has become the primary source for underground exploitation of ore. Access for underground mining at Santa Pancha is provided for by a ramp system that branches at the 90 metre level into both north and central ramps. The deepest level of the mine is at approximately 170 metres below surface. Two raises support the mine ventilation system and also one of them serves as an emergency escapeway. Future mining at Santa Pancha will require deepening the mine and expanding the mine along strike. Dewatering is a critical component of mining at Santa Pancha and pumps are currently working in two of the existing shafts to ensure that water levels are maintained at safe levels below the deepest workings. Continued deep development in Santa Pancha and improvements in this dewatering system represent a significant portion of the capital estimate for the next few years.

The Limon Mine mill is a nominal 1,000 tonnes per day CIP gold recovery plant. The mill through-put capacity increased to 1,200 tonnes per day in 2013 due to ongoing improvements made to the mill, and is currently operating at a through-put capacity of 1,375 tonnes per day. Run of mine ore is hauled by truck from small open pits (which are located within a radius between one and five kilometres from the process plant) and the Santa Pancha Mine (six kilometres from the process plant). Ore is stockpiled in front of the primary crusher or dumped directly into the 36-tonne capacity dump hopper feeding the jaw crusher. This stockpile is used to blend the various ore sources to maintain a consistent grade in the mill feed.

We reported gold production of 58,191 ounces in 2013. Production from the Limon Mine for 2013 and for each of the five previous years is as follows (including January 1, 2008 to March 25, 2009, which was prior to our acquisition of Limon Mine):

	Units		2013	2012	2011	2010	2009	2008

Mill Feed	(‘000 t	)	445	397	381	343.0	260.5	289.0
Head Grade	(g/t gold )		4.46	4.2	4.1	4.2	4.4	4.9
Recovery	(%)		91.42	91.19	90.0	88.7	86.0	84.9
Gold	(oz)		58,191	48,950	45,037	40,126	31,464	33,880
Recovered

For 2014, the Limon Mine is projected to produce approximately 62,000 to 70,000 ounces of gold at operating cash costs of approximately $650 to $675 per ounce. The increase in budgeted gold production in 2014 over 2013 is the result of delivering higher grade ore primarily from the Santa Pancha underground and Veta Nueva open pit to the mill and improved through-put and recovery at the process plant by expanding the leach tank capacity.

Exploration and Development

Our exploration budget for the Limon Mine property for 2014 is approximately $4.3 million to fund approximately 10,700 metres of drilling. The program includes completing the infill drilling along the Santa Pancha 2 (Pozo 4-5) structure plus drill testing regional targets. We plan to undertake capital expenditures at the Limon Mine in 2014 totaling approximately $19.7 million. The majority of this capital expenditure will fund underground mine development, particularly for Santa Pancha 2, underground equipment purchases and continued plant and infrastructure improvements.

Masbate Mine

Certain portions of the following information are derived from and based on the assumptions, qualifications and procedures set out in the technical report entitled “NI 43-101 Technical Report Masbate Gold Project Republic of the Philippines” dated June 20, 2012 and prepared by Mark Turner, B.Eng., MAusIMM CP, Andrew Vigar, B.App. Sc Geo., FAusIMM, MSEG and Stephen Jones, B.Eng., FAusIMM CP (the “Masbate Technical Report”). For a more detailed overview of the Masbate Mine, please refer to the technical report noted above, which is available under CGA’s profile on SEDAR at www.sedar.com.

Project Description and Location

The Masbate Mine is located near the northern tip of the island of Masbate, 360 kilometres south-east of Manila, the capital city of the Philippines. The Masbate Mine lies within the municipality of Aroroy, Masbate Province, in the Philippines. The project can be accessed by a commercial airline service, which flies daily to Masbate City, and a 70 kilometre drive on a partially sealed road to the project site. Alternate access to the site from Masbate City is via a one hour boat ride. The site is equipped with a barge loading jetty where heavy equipment and consumables are delivered and offloaded. We acquired our interest in the Masbate Mine through our acquisition of CGA in January 2013. We indirectly own the Masbate Mine through our 100% ownership of Philippine Gold Ltd., which owns 40% of Filminera Resources Corporation (“FRC”) and 100% of Philippine Gold Processing & Refining Corporation (“PGPRC”)., the owner of the mineral processing facility. The remaining 60% of FRC is owned by a Philippine registered company, Zoom Mineral Holdings Inc. (“Zoom”), in which we hold a 40% interest. We also hold an option to acquire the remaining 60% of Zoom and to determine a new Philippine holder of the interest, in accordance with Philippine law.

FRC holds the mineral tenements that include the Masbate Mine. The mining claims and applications cover an area of approximately 10,807 hectares. We also hold an interest, through Vicar Mining Corporation, in the highly prospective Pajo property, immediately to the north of the Colorado Pit, which covers an area of 786 hectares. PGPRC, which is indirectly wholly-owned by us, has developed and owns the process plant on the island of Masbate and is responsible for the sale of all gold. PGPRC and FRC have a contractual relationship, which includes PGPRC purchasing all of the Masbate Mine ore from FRC at a price equal to the cost for the ore plus a predetermined percentage, while maintaining joint financial and legal liability for the social and environmental obligations under Philippine law.

CGA has obtained an Environmental Compliance Certificate (“ECC”) 9804-003-120C for the Masbate Mine, pursuant to which it carries out an Environmental Protection and Enhancement Program for the life of the mine. This program is approved by the Philippines Department of Environment and Natural Resources (the “DENR”), and is required to be updated annually. During 2013, CGA continued to monitor activities in association with the DENR biannual site reviews by the multipartite monitoring team and internal environmental monitoring to measure compliance with the statutory requirements.

FRC has obtained and maintained the key agreements, permits, licences and certificates for its mining operations. These include the Mineral Production Sharing Agreement (“MPSA”) 095-97-V and the ECC referenced above. Other appropriate permits have been obtained and maintained relating to operations. Some of the key permits are as follows:

  Mining covenants pertaining directly to the day to day mining operation. They include the MPSA’s of the claims, mineral processing permit, explosive storage and handling permits, and safety permits.
  Ore Transport and Export Permits and Commodity Clearance to allow for the transport of the gold ore out of the Philippines.
  Electrical and mechanical permits.
  Additional environmental permits including, a waste water discharge permit to discharge waste water into the tailings impounding facility and various facility pollution permits, including the power plant emissions permit.
  Administrative permits cover areas such as the hospital, aerodrome, port, mayor’s/business permit and radio transmissions. An important item is the right to water from the Guinobatan, Lanang and Bangon rivers.
  Real estate permits cover right-of-way agreements with local parties.

There is no royalty payable on the Masbate Mine, but a 2% excise tax on gross gold and silver sales is payable annually to the Philippine government under the MPSA regulatory framework. There is also a 1.5% social tax payable on mine costs.

The Philippines is a highly regulated environment and there are a significant number of permits required. These permits are issued for varying periods and need to be regularly renewed. Although we have a dedicated permitting team that constantly monitors progress, we are also reliant on the various regulatory bodies issuing the required permits.

Access, Climate, Local Resources, Infrastructure and Physiography

The Masbate Mine lies within the municipality of Aroroy, Masbate Province, in the Philippines. The project can be accessed by a commercial airline service which flies daily to Masbate City (population of approximately 85,000) and a 70 kilometre drive on a partially sealed road to the project site. Alternate access to the site from Masbate City is via a one hour boat ride. The site is equipped with a barge loading jetty where heavy equipment and consumables are delivered and offloaded.

The climate is tropical with a wet season and a hot, dry season. The wet season commences during June and lasts until February. Typhoons are frequent and commonly associated with heavy rainfall. Even during the dry season, the area experiences occasional typhoons. Average temperatures range from 28°C to 33°C during the wet season and 30°C to 35°C during the dry season.

Limited resources and facilities are available in the nearby town of Aroroy and in Masbate City. Technical services and items of significance are available in either Cebu or Manila. We recruit skilled and semi-skilled labourers from the areas local to the Masbate Mine for our work force. A digital satellite communications package provides phone, email and facsimile coverage to the mine site. Mobile telephone coverage is available throughout the majority of the mining and exploration areas. A multi-channel radio network is utilised for operations communication within the mine and process plant. The project area is well serviced by existing infrastructure. A 300 person camp is provided together with a staff housing compound for staff employees, with additional temporary/construction housing available locally for non-staff personnel. Water for processing and fresh drinking water is provided from the existing dam on the Guinobatan River and bores proximal to the dam. There is a port and an airstrip at the site and unsealed roads link the deposit to the provincial capital of Masbate City.

History

In 1936, the Masbate Consolidated Mining Company was formed, incorporating several of the smaller mines at the project and operated until 1941, with mining ceasing during the war. There was no significant renewal of mining activity until 1979 when Atlas Consolidated Mining and Development Corporation (“Atlas”) formed Masbate Gold Operations (“MGO”), constructed a mill and associated infrastructure and commenced open pit and, later, underground mining. Atlas mined the Masbate gold deposit between April 1980 and 1994.

In 1995, London Fiduciary Trust PLC, later renamed Philippine Gold PLC (“PGO”) agreed with Atlas to purchase 100% of MGO. The MGO claims and assets were then transferred to FRC. During 1997 and 1998, FRC conducted an extensive programme of diamond and reverse-circulation drilling with the intention of upgrading the project’s gold resources to comply with the Joint Ore Resources Committee Code standard for the reporting of ore resources and reserves and to complete a bankable feasibility study. FRC completed its first in-house feasibility study in December 1997. During 1999 and 2000 a series of corporate transactions saw the eventual acquisition of PGO by Thistle Mining, Inc. (“Thistle”). Late in 2000, PGO commenced a phase of development activities to increase the then current resource and reserve base of the project and to finalise a bankable feasibility study. On March 19, 2007, CGA acquired 100% of Thistle’s interest in the Masbate Mine. On January 31, 2013, we acquired 100% of CGA’s interest in the Masbate Mine.

Geological Setting

The Philippine Archipelago forms part of the Western Circum-Pacific Rim, an island arc system lying at the junction of three crustal plates. It is a complex agglomeration of discrete terranes, ophiolitic slabs of oceanic origin and continental margin fragments, brought together by strike-slip fault displacement and by convergence and interaction of oceanic plates since late Mesozoic time (150 million years ago). All the major deposits in the Philippines are found along mobile orogenic belts, commonly in clusters and are predominantly the products of epithermal mineralization associated with episodic magmatism and intrusive rock emplacement, either into breccia or shear structures or in the form of porphyry deposits. The mineralizing events have been dated from early Cretaceous (110 million years ago) to Miocene (20 million years ago).

The oldest rock units recognized in Masbate Island are the pre-Cretaceous Mt. Manapao Basalt and the Boracay formation, which represent deep marine volcanic flows and the corresponding pelagic capping of an ophiolitic basement, respectively. The Late Eocene-Oligocene Mandaon formation unconformably overlies this ophiolitic sequence and is intruded by the Middle Oligocene Aroroy Diorite. These rock units are, in turn, overlain by volcanic and clastic sequences of the Late Oligocene to Early Middle Miocene Sambulawan formation.

Exploration

During 2009, the results of the 996.8 kilometre line helicopter geophysical survey (magnetics and radiometrics) of the Masbate exploration tenements were received. In May 2009, additional processing, modelling and interpretation of the survey data was also undertaken. The processing and modelling results show that the known Masbate mineralization (Main Vein, Colorado etc.) has a direct radiometric (potassium) and magnetic response. Using this signature a large 4 kilometre strike length potassium anomaly and associated magnetic vein response at Pinanaan, east of Main Vein was defined and showed potential for additional gold mineralization. In the south of the tenement additional targets occur at Bart AG, Balete, and David Sun. Magnetic inversion models also inferred a porphyry centre in the east of the Masbate tenement, in an area where previous small scale copper mining has taken place, and represent a possible porphyry copper style exploration target.

In 2012, exploration was concentrated on the following areas:

  upgrading of inferred resources;
  resource infill drilling;
  resource drilling at Pajo Hill;
  close to mine targets outside current resources;
  grass roots regional exploration including surface mapping, stream sediment sampling, and rock chip sampling; and
  an IP survey over a copper-gold porphyry target at Baleno.

The exploration targeted both inferred extensions of the ore bodies and close to mine targets outside the current resource envelope. The results were considered to be very encouraging in that relatively wide intervals of mineralization had been encountered in areas outside the current indicated resource envelope.

In 2013 exploration was focussed on the following areas:

  upgrading of inferred resources to indicated status;
  drilling the NW extension of the high grade Montana vein and the calculation of a new resource estimate;
  resource drilling at Pajo Hill;
  drilling for metallurgical samples for recovery and comminution testwork;
  condemnation drilling in the proposed Macayo waste dump area;
  exploration drilling at close to the mine targets outside of the current reserves at Baleno and Bart-Ag; and
  grassroots regional exploration including soil orientation surveys, soil sampling surveys, trenching and mapping.

Mineralization

Gold mineralization at the Masbate Mine is hosted by quartz and quartz-calcite veining. Quartz veining is developed in all of the lithologies described above. Individual mineralized veins can be traced up to three kilometres; the known system extends over a strike of more than 16 kilometres from Balete in the south to Pajo in the north. The more significant vein networks vary in width from 1 metre up to 20 metres. At Main Vein, where different structural orientations intersect, a broad zone of alteration or brecciation often occurs resulting in mineralized zones up to 75 metres wide. Mineralized vein networks extend to a depth of at least 300 metres below the topographic surface. In most instances, the total depth of mineralization has yet to be established.

Drill hole logging and field mapping show a complex evolution of veining as follows:

1.	Early dark grey, chalcedonic, massive, brecciated quartz veins with pyrite and chalcopyrite.

2.	Light grey to white crustiform quartz veins with pyrite, chalcopyrite and local electrum.

3.	Light grey vuggy chalcedonic to fine grained, vuggy quartz veins and stringers with pyrite, chalcopyrite and local electrum.

4.

Light grey chalcedonic to blue opalline to white transparent, drusy, crustiform, colloform quartz with pyrite, chalcopyrite and electrum. It irregularly overprints vein phases 1 to 3 and locally increases the gold grade significantly.

5.	Similar to vein type 4 except it is dark grey due to greater amounts of banded fine grained pyrite, sphalerite, galena and sulfosalts with local electrum.

6.	Late calcite veining and breccia fill. Gangue.

The quartz vein systems strike NW-SE and NNW-SSE and are strongly overprinted by cataclastic deformation within fault zones. Textural information indicate that the fault zones now observed at the Masbate Mine represent renewed brittle deformation of earlier structures that hosted mineralization

Gold (more correctly, electrum) is typically observed as less than 10 micron inclusions within pyrite or goethite, at the margins of pyrite and other sulphide phases, or more rarely, as free particles up to 500 micron in size. Analysis of residual gold in tailings suggests a small amount of gold at Masbate is present within silicate minerals.

Drilling

FRC was granted a 52.3 square kilometre exploration permit in 2010. The permit is contiguous to the tenements currently being exploited by the Masbate Mine. During 2012, a total of 397 holes totalling 79,722 metres of diamond core and reverse circulation drilling were completed. A total of 15 different targets were drilled in the 2012 program and the results from 2,754 holes including 42 trenches were used for the mineral resource update including results from 605 new holes since the last model update in 2011.

During 2013, 256 drill holes totalling 36,171 metres were drilled over 14 vein zones. As part of mining operations an additional 8,596 reverse circulation (“RC”) grade control and 794 probe holes were completed totalling more than 170,000 metres.

The exploration assay data cut-off date for the mineral resource update was January 14, 2013, which allowed inclusion of several infill holes in the Colorado zone and more complete results for the extension Montana vein. The results from 2,984 exploration holes totaling 288,063 metres of drilling and 346,862 assays were available for the update. This is an addition of 331 drill holes since the last mineral resource update.

The 2013 drill program has defined a new extension to the previously mined Montana Vein extending more than 850 metres northwest from the Montana open pit and has extended the strike length of the Montana vein to 1300 metres. Located 600 metres west of the currently mined Colorado pit, along the main haulage road to the mill, the new Montana extension will provide a closer, higher grade source of ore for the Masbate mill. The Montana Vein remains open at depth and additional resource drilling is planned for the second quarter of 2014.

Sampling and Analysis

During 2013, 170,871 grade control samples were collected and submitted for analysis. Grade control programmes throughout the period were conducted by dedicated RC drill rigs and within the mining cycle, standardised to a consistent 6 metre x 12 metre drill pattern spacing and 24 metre hole length. Grade control drill samples are collected at 1 metre down hole intervals using a rig mounted, Metzke cone splitter. Grade control samples are analysed onsite at a purpose built laboratory operated by SGS Philippines Incorporated (“SGS”) since April 2009. Samples are dried, crushed to 75% passing 2 millimetres, split to one kilogram and pulverized to 85% passing 75 micrometre. Determination of gold content is then done using fire assay of a 50 gram charge with an atomic absorption spectroscopy (AAS) finish. The stated detection limit is 0.01 g/t gold.

Assay performance was monitored by the use of Certified Reference Material (“CRM”) and blank material inserted as part of regular grade control sample submissions. In addition, the onsite laboratory regularly reports the results of independent SGS QA/QC protocols. A small number of grade control samples were dispatched to McPhar Laboratories in Manila during a period where sample volumes exceeded the processing capacity of the onsite laboratory.

During 2013, 10,405 RC, 25,765 diamond core, 161 rock chip, and 1,616 soil samples were collected and submitted for analysis. Exploration drilling programmes through the period were conducted by multi-purpose RC/core and dedicated coring drill rigs and primarily in-filled and extended results from previous campaigns of historically mined deposits. Holes varied in length up to a maximum of 212 metres RC and 647 metres HQ core. Rock chip samples were taken during the course of follow up mapping and soil sampling leading on from the regional stream sediment sampling program conducted in 2012. Samples were taken following documented protocols developed by FRC Exploration RC drill samples were collected at one metre intervals. Two of the rigs were equipped with automatic cone splitters that produce a three kilogram sample, for the remainder of the rigs whole samples were collected from the rig cyclone in plastic bags and a subsequent three kilogram split was taken using a Jones riffle splitter. Wet sample intervals were dried before splitting. Representative drill cuttings were washed, geologically logged and retained for future reference.

Prior to May 2013, all exploration drill samples were assayed by SGS at their Tianjin, China Laboratory. After May 2013, all exploration drill samples were assayed at the SGS lab onsite at Masbate. Rigorous procedures were put in place to prevent contamination with the exploration samples run as a separate batch 1 day a week. Sample preparation, as previously, was carried out in the dedicated SGS exploration sample preparation facility onsite at Masbate.

Drill samples are assayed for gold by 50 gram fire assay (lead collection, flame AAS), sample preparation is crush to 75% passing 2 millimetres, split to <1.5 kilogram, pulverize to 85% passing <75 micrometres. Soil samples are assayed for a selected suite of elements (aqua regia digestion, 10 gram sample, ICP-OES & MS), sample preparation is dry sample at <450, then sieve to 125 micrometres, submitted sample weights are approximately 2 kilograms.

Soil and rock samples were assayed by Intertek McPhar at their Manila laboratory. Assay performance was monitored by the use of CRM, blank material and duplicate samples inserted as part of regular exploration sample submissions. In addition, both the Intertek McPhar and SGS laboratories’ regularly report the results of independent QA/QC protocols.

Security of Samples

All samples sent to McPhar Laboratories in Manila were placed inside large polyethylene bags properly labelled, weighed and inspected onsite by independent regulatory officials prior to shipment. Sample dispatches were transported to Manila in sealed containers to avoid chances of tampering.

Samples sent to SGS Tianjin from the mobile sample preparation unit on site are packed into labelled cardboard cartons. After inspection by independent regulatory officials’ onsite, the cartons are sealed with tamper proof seals and shipped by road and air to their final destination.

Grade control samples are delivered to the onsite SGS laboratory located within the high security processing plant area with restricted access. Transport of samples from the field to the laboratory is completed by authorised personnel only and all security procedures are followed when these samples are in transit.

Exploration samples are delivered to the onsite SGS sample preparation laboratory located within the core yard area. This area is patrolled by security personnel and prepared samples are stored in a locked shipping container until each batch is ready for transport to the onsite SGS assay laboratory located within the high security processing plant area with restricted access. Transport of samples from the preparation lab to the assay lab is completed by authorised SGS personnel only and all security procedures are followed when these samples are in transit.

Mineral Reserves and Mineral Resources

The proven and probable mineral reserves for the Masbate Mine as of December 31, 2013 are 114,440,000 tonnes at a grade of 0.97 g/t gold for 3.58 million ounces of contained gold. Proven and probable reserves are based on our mineral resource model, reported within March 2014 design pits, and include stockpile balances as of December 31, 2013.

The proven and probable mineral reserve estimate is based on a gold price of $1,350 per ounce. Mining dilution of 5% to 10% with a mining recovery allowance of 97.5% to 100%, depending on the prospect area and associated widths and complexity of mineralization, was applied to the mineral resource model. Dilution and mining recovery were based on mine reconciliation between January 2012 and October 2013. Mineral reserves will be sourced from six major independent pits and a number of smaller surrounding pits. Mineral reserves are reported above a series of cut-off grades based on variable processing costs and recoveries. Masbate North and South designation in the tables refers to the vein location relative to the river.

Proven and Probable Reserves as of December 31, 2013 1,2,3,4,5,6,7

Region	Vein Structure	Tonnes	g/t Au	Ounces Au	Kg Au
Masbate South	Main Vein Group	61,339,000	1.08	2,122,000	66,000
	Blue Quartz	1,533,000	1.14	56,000	1,750
	Old Lady	3,691,000	0.95	113,000	3,510
Sub-Total		66,563,000	1.07	2,291,000	71,260
Masbate North	Colorado	20,211,000	0.95	618,000	19,220
	Montana/Oregon	3,200,000	1.98	204,000	6,350
	Pajo	5,230,000	0.75	127,000	3,940
Sub-Total		28,641,000	1.03	949,000	29,510
	Stockpile	19,236,000	0.55	342,000	10.620
Total		114,440,000	0.97	3,582,000	111,390

Notes:
(1)	Gold Price = $1,350 per ounce.
(2)	Mining dilution of 5%-10% applied at a grade of 0.1-0.2 g/t gold.
(3)	Mining recovery = 97.5%-100%.
(4)	Variable cut off grades based on processing costs and recoveries.
(5)	Metallurgical Recovery Data used: oxide = 87%, transitional =95% and fresh rock = 65%.
(6)	Mineral reserves are exclusive of mineral resources.
(7)	Mineral reserve numbers have been rounded to reflect the accuracy of the estimate and numbers may not add due to rounding.

The mineral reserve and resource estimate for the Masbate Mine has a drill hole assay cut-off date of January 14, 2014 and mined surfaces as at December 31, 2013, giving it an effective date of December 31, 2013. Mineral resources are reported within a Whittle open pit shell using a gold price of $1,550 and cut-off grades of 0.35 to 0.5 g/t depending on oxidation state. Mineral resources are exclusive of mineral reserves.

This mineral reserve estimate is based on the latest mineral resource model. Pit optimization work was completed with Whittle software using engineering estimated mining costs, a gold price of $1,350 per ounce, present processing costs, and metallurgical recoveries based on oxidation state (oxide, transitional and fresh). New pits were designed on the optimization shells and reserves are reported above these shells and below the December 31, 2013 topography.

Stockpile resources were tabulated by onsite personnel at the Masbate Mine. Ore stockpile balances are derived from mining truck movements to individual stockpiles, with grade estimated from routine grade control methods.

In the North region, mineral reserves are comprised of 50% oxide, 33% transitional, and 17% fresh material. In the South region, mineral reserves are 4% oxide, 22% transitional and 74% fresh material.

Mineral reserves have increased due to the completion of new exploration drilling, which has expanded the measured and indicated mineral resource limits. The largest changes included the expansion of Montana mineralization along strike to the north. As well, several domains within the Main Vein pit had infill drilling completed. Mineral resources reported as of the effective date of December 31, 2013 are noticeably different from the previous year’s disclosure. Mineral resources as of December 31, 2013 are reported exclusive of mineral reserves and are constrained by pit shells based on a gold price of US $1,550 per ounce. Mineral resources reported in the 2012 statement were reported inclusive of mineral reserves and on a global unconstrained basis.

The updated mineral resource estimate is based on three dimensional vein interpretation incorporated into a block model. A total of 2,984 exploration drill holes were used in the 2013 resource model update. All exploration drill holes including 288,036 gold assays and more than 150,000 in-pit grade control reverse circulation drilling samples were used for grade estimation. A total of 331 additional drill holes were included in this resource update as compared to the 2012 update. Individual assays were variably capped by domain and data type, veins were generally capped at 5 to 15 g/t gold and lower grade peripheral “halo” mineralization was capped at 2 to 4 g/t gold.

Grade estimation into blocks was completed using Ordinary Kriging in three successive search ellipse passes with varying minimums, maximums and maximum samples per hole allowed for estimation. Estimation search ellipses were aligned along the veins and were based on continuity analysis. Grade control composites were used in the estimates but were restricted in their influence. Mineral resources as reported are within a pit shell generated using a gold price of $1,550 per ounce and all other current costs and recoveries.

Specific gravity of in situ material has been measured from drill core samples collected from resource drilling, with periodic sampling of rock samples collected during mining. Specific gravity of ore material varies from 2.37 to 2.55 with measurements completed using the water displacement method with a wax-coated rock sample. A 20% swell factor is assumed to convert in situ specific gravity values to stockpile values.

Measured and Indicated Resources as of December 31, 20131,2,3,5

Region	Vein Structure	Tonnes	g/t Au	Ounces Au	Kg Au
Masbate South	Main Vein Group	22,712,000	0.80	584,000	18,160
	Blue Quartz	515,000	0.99	16,000	510
	Old Lady	462,000	0.78	12,000	360
Sub-Total		23,690,000	0.80	612,000	19,030
Masbate North	Colorado	7,194,000	0.60	138,000	4,290
	Montana/Oregon	676,000	1.39	30,000	940
	Pajo	423,000	0.61	8,000	260
Sub-Total		8,293,000	0.66	176,000	5,490

Total		31,983,000	0.77	788,000	24,520

Inferred Mineral Resources as of December 31, 20131,2,3,4,5

Region	Vein Structure	Tonnes	g/t Au	Ounces Au	Kg Au
Masbate South	Main Vein Group	4,466,000	0.88	126,000	3,920
	Blue Quartz	65,000	0.48	1,000	30
	Old Lady	40,000	0.67	1,000	30
Sub-Total		4,571,000	0.87	128,000	3,980
Masbate North	Colorado	3,473,000.86		97,000	3,000
	Montana/Oregon	594,000	1.10	21,000	650
	Pajo	290,000	0.84	8,000	240
Sub-Total		4,356,000	0.90	125,000	3,890

Total		8,927,000	0.88	253,000	7,870

Notes:
(1)	Mineral resources are reported exclusive of mineral reserves.
(2)

Mineral resources are reported above a cut-off grade of 0.35 g/t gold for oxide, 0.4 g/t gold for transition and 0.5 g/t gold for fresh and are constrained by a pit shell using a gold price of $1,550 per ounce.

(3)	Mineral resources are not mineral reserves and do not have demonstrated economic viability.

(4)

Due to the uncertainty that may be attached to inferred mineral resources it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource category as a result of ongoing exploration.

(5)	Mineral resource numbers have been rounded to reflect the accuracy of the estimate and numbers may not add due to rounding.

Mining Operations and Production

The Masbate Mine is an operating open pit mine that is projected to produce up to 200,000 ounces of gold annually over the current mine life of 15 years, with the potential to extend beyond current projections given the exploration upside.

The ore is processed through a standard CIP cyanide leach circuit. The plant consists of a single toggle jaw crusher, a 6 megawatt SAG Mill and two 3.6 megawatt ball mills. Tailings are disposed of in an engineered dam two kilometres from the processing plant. Gold is produced in dore bars and shipped to a refinery for sales.

Production for the year ended December 31, 2013 was 9,220,328 cubic metres total material (11,298,373 tonnes total low grade and high grade), with 6,155,576 tonnes milled producing 176,483 ounces of gold including the non-attributable pre-acquisition production of 7,087 ounces. Following the successful commissioning of the secondary crushing circuit a further optimisation study was commenced to further determine alternatives to the expansion plan that would utilise existing crushing and grinding equipment. We are in the process of evaluating the various alternatives for expansion, including additional metallurgical testing and mineral reserve and resource updates. The mill expansion project remains under evaluation and conclusions are expected in the third quarter of 2014.

The Masbate Mine is projected to produce approximately 190,000 to 200,000 ounces of gold in 2014 at operating cash costs of approximately $765 to $800 per ounce.

Exploration and Development

We plan to replace the existing SAG mill at the Masbate Mine in the second quarter of 2014. On restart, the operation will gain approximately 300,000 tonnes of ore per year of operating capacity. We have budgeted capital costs at the Masbate Mine in 2014 totaling approximately $37 million. Major capital work includes continued expansion of the tailings facility, addition of a tailings water treatment plant (which will assist in water management in the tailings facility), equipment purchases, continued infrastructure improvement, and land purchases for development.

A 2014 exploration program totaling approximately $6.2 million is underway with five drill rigs currently working. The 2014 exploration program will comprise metallurgic and brownfields reserve and resource drilling on several mine veins including Main Vein, Libra East, Colorado, Panique and Montana. In addition, exploration drilling designed to outline new resources will be conducted on veins outside of the current mineral reserve and resources such as the extension of the Pajo structure, the high grade Montana North vein and Grandview East vein. In addition to drilling, geochemical sampling and follow-up trenching will be carried out on a number of priority target areas outside of the current mineral resource footprint.

Otjikoto Project

Certain portions of the following information have been derived from and are based on the assumptions, qualifications and procedures set out in the technical report entitled “Independent Technical Report on the Otjikoto Gold Project” dated March 31, 2010 prepared by Mark Wanless, Pr.Sci.Nat. and Shaun Crisp, Pr.Sci.Nat. (the “Otjikoto Technical Report”) and the technical report entitled “NI 43-101 Technical Report Feasibility Study: Otjikoto Gold Project, Province of Otjozondjupa, Republic of Namibia” dated February 25, 2013 prepared by Bill Lytle, P.E., M.Sc., B.Sc., Tom Garagan, P.Geo., BSc., Alan Naismith, Pr.Eng., M.Eng., Hermanus Kriel, Pr.Eng., B.Eng., Glenn Bezuidenhout, Pr.Eng., FSAIMM, BSc.Eng., Guy Wiid, Pr.Eng., M.Sc., B.Sc. and Werner Petrick, BSc.Eng., M.Env.Mgt. (the “Otjikoto Feasibility Study”). For a more detailed overview of the Otjikoto Project, please refer to the technical reports noted above, which are available on SEDAR at www.sedar.com.

Property Description, Location and Ownership

The Otjikoto Project is located approximately 70 kilometres northwest of the town of Otjiwarongo and 50 kilometres southwest of the town of Otavi within the Province of Otjozondjupa in the north-central part of the Republic of Namibia, approximately 300 kilometres north of Windhoek, the country’s capital.

On December 5, 2012 the Namibian Ministry of Mines and Energy (“MME”) granted Auryx Gold Namibia (Proprietary) Limited, later renamed to B2Gold Namibia, the Otjikoto mining license, ML 169. B2Gold Namibia is owned indirectly 90% by B2Gold and 10% by EVI, a Namibian empowerment company. The mining license (“ML”) was granted in accordance with the Minerals (Prospecting and Mining) Act of 1992 (the “Namibian Minerals Act”) and covers an area of 6,933.99 hectares. The license is valid for a term of 20 years with expiry of December 4, 2032. The license can be renewed for a further 20 years upon application to the MME. The ML requires payment of an annual fee, development of a works program, environmental compliance, commitment to seek local suppliers for fuel and lubricants, approval of the product take-off agreement, and payment of taxes by permanent employees in Namibia. Mine production is subject to royalties at 3% of net market value payable to the Namibian state.

The ML is situated within Exclusive Prospecting License (“EPL”) 2410. EPL 2410 covers an area of 54,125 hectares (inclusive of the ML) and is in good standing, with renewal for an additional two years granted by the MME on September 14, 2012. An annual fee of N$6,000 and filing of quarterly exploration reports with the MME and bi-annual environmental reports with the Ministry of Environment and Tourism (“MET”) are required to keep the license in good standing. Exploration is conducted under the terms of an ECC issued by the MET on June 20, 2002. The ECC was renewed by the MET on February 11, 2013. B2Gold Namibia holds two additional EPL’s in the Otjikoto area and seven EPL’s in other areas of Namibia.

In 2011, the farms Wolfshaag, Otjikoto, Gerhardshausen and Okaputa Nord I were purchased and consolidated by Auryx Properties Holdings (Proprietary) Limited, later renamed as B2Gold Namibia Property (Proprietary) Limited (“B2Gold Namibia Property”). The ML and all proposed infrastructure are situated on the B2Gold Namibia Property farms. All of the permits required for the present stage of development have been received; the following additional permits will be required to commence production.

Permit type	Regulator	Date required
Consumer installation certificate (Fuel farm)	MME	Prior to commissioning
Water abstraction	Ministry of Agriculture, Water and Forestry (MAWF)	Construction phase: 100,000 m3/annum was issued by MAWF in February 2013. Operations: ±1.4 Mm3 /annum issued for operations on September 24, 2013.
Water Discharge		Prior to commissioning the relevant facilities
Disposal of domestic and industrial effluent	Ministry of Environment and Tourism (MET)/MAWF	Landfill environmental clearance was issued October 2013.
Licence for explosives magazine Storing and handling/use of explosives and explosives burning permit	MME MET	Currently using contractor to blast. B2Gold has applied for an explosives permit and anticipates receiving this permit in Q2, 2014.
Environmental Clearance for HFO Power Plant	MME MET Electricity Control Board (ECB)	HFO power plant environmental clearance was granted in October 2013. Anticipate Operating License from ECB in Q1, 2014.
Removal of protected plants/trees	MET	Prior to removed/cutting down any protected plant/tree species.

The Namibian Minerals Act levies a royalty of 3% on the net sales of gold and silver. A value-added tax (“VAT”) of 15% VAT applies to domestic goods and services and 16.5% to imported goods and services. A refund on the 15% VAT on domestic goods and services is expected to be approved and the expected refund period is estimated to be two months.

Access, Climate, Local Resources, Infrastructure and Physiography

The Otjikoto Project can be accessed off the main B1 road, a primary paved road from both the Otavi and Otjiwarongo directions. Otjiwarongo lies approximately 70 kilometres southwest from the Otjikoto Project and Otavi is approximately 50 kilometres to the northeast and both are situated on the B1 highway.

The Otjikoto Project area is characterized by low rainfall with extreme temperature ranges and unique climatic factors influencing the natural environment and biodiversity. In general, the climatic conditions at the Otjikoto Project site allow for year-round construction and mine operations.

The project benefits significantly from Namibia’s well established infrastructure with paved highways, a railway, power grids, and process water all close by. We own the surface rights of the farms on which the mining will take place through our subsidiary, B2Gold Namibia Property. There is more than sufficient surface area for the mine, waste dumps, plant, tailings pond, associated infrastructure and any other requirements for construction and operations.

The local topography is flat with a gentle slope towards the north-west with freely draining soils. The site is located at an elevation of 1,500 to 1,510 metres above mean sea level, just north of a local surface water divide. There are no well-defined surface water drainage features on the site and no major surface water flow or defined channel flow is expected other than local events after heavy rainfall. The greater part of the Otjikoto Project area falls within the Tree and Shrub savannah zone, which is listed as the dominant vegetation type in central Namibia. There are no plant species of sufficient conservation concern in any of the above habitats and due to the relatively low sensitivity of the vegetation present no special mitigation measures are necessary.

Construction commenced at the Otjikoto Project in the first quarter of 2013 and significant progress has been made to date. The construction phase of the Otjikoto Project remains on schedule, with gold production expected to commence in 2014. Excavation at the mill area is complete and a concrete batch plant is in continuous use to assist with the pouring of foundations. A total of about 15,000 cubic metres of concrete will be poured during construction, and a total of 10,500 cubic metres of concrete has been poured through 2013. The mill and mining offices have already been completed by an Otavi contractor, and the construction of all the other administration buildings are progressing well. Most of the equipment and supplies to build the mill has been purchased and is arriving daily at site. Mill construction activities are progressing well, with 7,500 cubic metres of concrete having been poured in this area, and four leach tanks having been erected to date. To date, the pit area has been de-bushed and stripped. The stripped topsoil (100,000 tonnes) from the mine and waste dump is stockpiled so that these areas can be re-vegetated after mine closure. The total volume of material moved from the pit area to date is approximately 4.7 million tonnes. In addition, the tailings impoundment has been constructed and lined. This facility is materially complete and will be used to capture water to start the mill in 2014.

History

A number of mineral companies have explored the area for base metals in the mid-1960s to the mid-1980s, including mapping and drilling, all with limited success. There is no recorded history of gold-focused exploration activity within or adjacent to the Otjikoto Project until the deposit was discovered by Avdale Namibia (Proprietary) Ltd. (now B2Gold Namibia) in 1999 as the result of a base metal exploration program initiated by Anglovaal Mining Ltd. in 1995. Between 1999 and 2011, a series of operators completed numerous airborne and ground geophysical and geochemical surveys and drilled 305 rotary air blast, 458 reverse circulation and 624 diamond drill holes totalling 173,156 metres on the Otjikoto Project.

Geological Setting

The Otjikoto deposit is located within the Damara Mobile Belt, which forms part of the Pan–African Mobile Belt system. The Damara Mobile Belt consists of two branches, one running approximately parallel to the present Namibian coastline, while the second branch strikes north-eastwards and is referred to as the “Intracratonic Branch”. Otjikoto is located within the northern portion of the Intracratonic Branch.

The Otjiwarongo-Otavi regional area is located in the Northern Central Zone and Northern Zone (“NZ”) of the Damara tectonostratigraphic zones. The Otjikoto exploration properties lie predominantly within the NZ. The edge of the Northern Platform is to the north of the property in the vicinity of Kombat Mine. The Otjikoto area is predominantly underlain by lithologies belonging to the Neoproterozoic Swakop Group of the Damara Orogen. The Okonguarri Formation, of the Swakop Group, hosts the gold mineralization and is overlain and underlain by distinctive glacial diamictite horizons, the Ghaub and Chuos formations, respectively. The Okonguarri Formation is principally composed of thick units of dark grey carbonaceous marble, biotite-schist, graphitic schist and calc-silicate horizons.

Exploration

To date, mineral exploration work throughout the Otjikoto Project has relied mainly on airborne and ground geophysical surveys to target drilling as the bedrock geology of the area is largely covered by 10 to 15 metre calcrete units. Most historic, regional exploration work focused on base metal exploration.

In September 2011, Auryx discovered the Wolfshag zone, which occurs a few hundred meters to the northeast of the pit and was intercepted in five drill holes representing 400 metres of strike/plunge. Exploration work by B2Gold in 2012 was focused on the main Otjikoto deposit feasibility drilling but a limited exploration program was completed on the Wolfshag zone in 2012 with the zone extended to 950 metres strike length.

As described below, an extensive drill program was conducted on the Wolfshag shoot in 2013 with the zone now traced for 1,600 metres along strike to a depth of 625 metres below surface. The Wolfshag zone is open at depth down plunge.

Mineralization

Gold in the main Otjikoto deposit is hosted by a NNE striking sheeted sulphide (+ magnetite) - quartz+carbonate vein system. The system has been traced over a strike length of 2.3 kilometres, to a depth of 475 metres below surface. The mineralized zones trend NNE, dip 20° to 30° to the SE and contain higher grade shoots which plunge at 10-15° to the SSW. The gold occurs in a series of thin (commonly less than 10 centimetres) sheeted veins in the schist and granofels of the Upper and Middle Okonguarri Formation.

The main Otjikoto gold deposit lithology has been divided into three lithostratigraphic units. The OTC albitite-hornfels unit hosts most of the mineralized vein system and is underlain by the 6 metres to 10 metres thick un-mineralized OTB calcitic marble. The albitized OTA fels (~30 metres thick), which hosts minor bedding-parallel veins with irregularly distributed gold values, occurs between the OTB marble and the footwall marble (~20 metres thick). The OTA fels and the OTB marble are part of the Middle Okonguarri Formation and the OTC is the basal unit of the Upper Okonguarri Formation.

Gold occurs within the vein system as coarse native gold with a size variation from 5 micrometres to 400 micrometres, with the median at about 100 micrometres. No specific location for gold has been noted. It has been observed adjacent to and within sulphides, along fractures, adjacent to and within garnets, within magnetite, on the edges of amphiboles and chlorite, and as free gold in quartz and carbonate.

The Wolfshag zone consists of a series of en-echelon stacked shoots within a thrust duplex complex situated below the OTB marble within albitized metasediments of the Middle Okonguarri Formation. Gold occurs associated with pyrite-calcite-magnetite veins and replacement zones.

Drilling

In 2012, a total of 199 holes, totalling 26,000 metres, were drilled on the Otjikoto Project. Feasibility drilling included 60 holes for condemnation of proposed infrastructure sites, 38 holes for collection of metallurgical test samples, 17 holes for geotechnical studies and the remainder as infill drilling and for geostatistical studies.

In 2013, total of 134 drill holes, totalling 23,602.24 metres, were drilled on the Otjikoto Project. Drilling was focused on the recently discovered Wolfshag zone, where 80 holes were drilled totaling 20,920 metres. An additional 21 holes were drilled as infill in the main Otjikoto pit area and adjacent to the Wolfshag zone, to aid in mine planning. Four holes were drilled for condemnation of the revised waste dump area and 29 shallow holes were completed for civil engineering studies. Select significant recent results (uncapped) from the Wolfshag drilling include, WH13-103 with 16.20 metres at 9.39 g/t gold, including 12.80 metres at 11.27 g/t gold and WH13-098 with 30.10 metres at 6.02 g/t gold, including 15.85 metres at 10.55 g/t gold. The infill drilling provided the basis for the estimation of an initial inferred mineral resource for the Wolfshag zone as announced on January 22, 2014. The initial high grade resource estimation for the Wolfshag zone indicates the potential for future expansion of gold production or possible increase in the mine life of the Otjikoto project. There are currently two diamond core rigs active on the project, working on infilling the northern portion of the Wolfshag zone. This infill drilling is anticipated to allow us to upgrade the classification of a portion of the mineral resource to the indicated category by the end of 2014. The 2014 program will also include metallurgical and geotechnical test work for the Wolfshag zone.

Sampling and Analysis

RC drilling was employed for the Otjikoto Project deposit evaluation sampling as part of the dataset used for mineral resource estimation of the main Otjikoto deposit. RC sample material was routed from the bit to the drill rods’ inner-tube and went via a hose to a cyclone. The one metre samples were split in half in a two-step process through a large riffler to achieve homogenization and Left (“L”) and Right (“R”) samples obtained. Each of these samples was again split in half through two smaller rifflers, producing four sub-samples (i.e. L1, L2 and R1, R2). The L1 and R1 samples are bagged in separate A3 size thick polyurethane bags and are transported to the core yard facility. The L2 sample is dry screened using a 2 millimetre sieve and the +2 millimetre sample placed in a clearly labelled 500 millilitre plastic bottle, which is transported to the core yard for additional detailed geological logging or retained as a reference sample. In the field, the R2 sample is wet screened using a 2 millimetre sieve and the +2 millimetre fraction logged for drilling control and geological information.

The diamond drill core is oriented and a low point-line placed on the maximum dip of the prevalent dip of the fabric. Minimum sample length is 30 centimetres for HQ and 40 centimetres for NQ sized core. The majority of the sampling on the project was done at one metre sample intervals with samples labeled according to hole number and depth of end of sample. In 2012, the protocols were revised with the sampling done based on geology and a numeric sample tag system was started with information on each sample marked in the detailed logs and the tag books, in addition to on the core and boxes, as a further check on sampling. Three to five metres of material is sampled above and below the mineralized zones and sampled continuously. In narrow mineralized zones, which are separated by more than three metres, a gap in the sampling is allowed. Sample start and end points are marked on the core and on the core boxes adjacent to the samples. A quarter split of core is done for field duplicates.

Over the course of the project, a total of 14,832 specific gravity (“SG”) measurements have been collected of the various rock types of the deposit. The SG data was collected utilizing two different methodologies: (i) Pycnometer laboratory determinations on RC and drill core pulp samples, and (ii) Immersion (“Archimedes”) methodology either on whole or half core with 6,601 measurements taken with wax coated and 3,242 on un-waxed. Archimedes SG samples were collected for the complete hole for numerous holes. In 2012 and 2013, a program of systematic sampling was undertaken whereby representative samples were taken of all lithologies, and at regular intervals (every 25 metres), from a series of holes scattered throughout the deposit. “Composite” samples were also collected, consisting of the measurement of all cores within the one to two metre mineralized zones.

QA/QC procedures have been in place since the start of the Otjikoto Project. During the life of the project, the following external (geological) controls samples have been routinely inserted: (i) blanks for monitoring of contamination and sample mix ups, (ii) certified reference materials to monitor the accuracy of the laboratory, and (iii) duplicates to monitor laboratory precision. In addition to the geological QA/QC samples inserted and evaluated during the course of the project, the individual laboratories provide their internal QA/QC information with each Certificate of Analysis (“COA”) and, in the case of Genalysis, also as a laboratory quarterly summary QA/QC report. Monthly QA/QC reports are prepared documenting the laboratory performance.

Data was verified by the qualified person responsible for data verification during several site visits throughout 2013. The qualified person reviewed geological data for the project, sampling density, drill collar and downhole survey information, current sampling and analytical procedures and related QA/QC program, SG determination procedures and data and the mineral resource model. Laboratory performance was reviewed by Tom Garagan through examination of monthly QA/QC reports. These reports provide documentation of the vetting of every COA and actions taken, tracking of the laboratory performance and verification of primary laboratory quality (biases) through comparison of external referee data.

Security of Samples

Only authorized drill and B2Gold personnel are allowed at the drilling sites. All RC samples are collected at the RC rig by our personnel and transported directly to our core yard in Otjiwarongo. Unloading of the core tube is controlled by the driller and site geologists. Checks are done at the site to ensure all core is placed in the boxes correctly prior to shipping. The drill geologist and senior personnel sign-off on the detailed daily drill reports at site and take possession of the core at that time. Core is transported directly to the secure Otjiwarongo core yard by our personnel. The Otjiwarongo core yard is surrounded by a security fence with the office and complex alarmed and monitored by a local independent security firm.

Sample shipments are controlled by our Exploration Operations and Database Managers. Transportation to the laboratory is done by an independent bonded courier company (ACT Logistics) with appropriate sign-off documentation accompanying each shipment at both shipping and receiving. Sample shipment damage, if any, is noted by the laboratory upon reception and our personnel immediately notified. Additionally, the laboratory immediately notifies us of any discrepancies between sample submittal information, shipment weights and samples received by the laboratory. Any issues are addressed before preparation of the samples start. All logged and sampled drill core is kept in the core yard or at the Otjikoto mine site core storage facility. Representative core intervals are missing for portions of holes used for metallurgical and geotechnical testing.

Mineral Reserves and Mineral Resources

The mineral resource and reserve estimates for the Otjikoto Project were prepared by our personnel under the supervision of Tom Garagan, P.Geo., Senior Vice President of Exploration in respect of mineral resources, and Peter Montano, P.E. (Colorado, USA), Senior Project Engineer in respect of mineral reserves, each a Qualified Person under NI 43-101.

Mineral resources and reserves are reported at a 90% ownership basis. The mineral reserve estimate for the Otjikoto Project has not changed since the estimate as of December 31, 2012. Mineral reserves are reported above a cut-off grade of 0.4 g/t gold within a design pit which has a stripping ratio of 5.59:1 (on a 100% basis). The life-of-mine, not including the proposed expansion referred to below, is estimated at approximately 12.5 years assuming a plant throughput of 2.5 million tonnes per annum. Plant commissioning is planned to have a ramp-up of 1.96 million tonnes per annum for the first year of production, 2.34 million tonnes per annum for the second year of production, and full capacity thereafter.

Attributable Proven and Probable Mineral Reserves (1),(2),(3),(4)

Zone	Tonnes	g/t Au	Ounces Au	Kg Au
Otjikoto	26,465,000	1.42	1,207,000	37,540

Notes:
(1)	Mineral reserves are reported at a gold price of $1,350 per ounce within a design pit and are fully diluted.
(2)	Mineral reserves are exclusive of mineral resources.
(3)	Mineral reserves are reported on 90% ownership.
(4)	Mineral reserve numbers have been rounded to reflect the accuracy of the estimate and numbers may not add due to rounding.

Attributable Measured and Indicated Mineral Resources (1),(2),(3),(4),(5)

Zone	Tonnes	g/t Au	Ounces Au	Kg Au
Otjikoto	4,037,000	0.97	126,000	3,910

Attributable Inferred Mineral Resources (1),(2),(3),(4),(5)

Zone	Tonnes	g/t Au	Ounces Au	Kg Au
Otjikoto	5,888,000	0.89	169,000	5,250
Wolfshag	6,111,000	3.22	632,000	19,660
Total	11,999,000	2.08	801,000	24,910

Notes:

(1)	Mineral resources are reported at 90% ownership.
(2)	Mineral resources are exclusive of mineral reserves.
(3)	Mineral resources are reported above cutoffs of 0.4 g/t gold for Otjikoto and 0.5 g/t gold for Wolfshag.
(4)	Mineral resources are reported within pit shells run at a gold price of $1,550 per ounce.
(5)	Mineral resources are not mineral reserves and do not have a demonstrated economic viability.
(6)

Due to the uncertainty that may be attached to inferred mineral resources, it cannot be assumed that all or any part of an inferred resource will be upgraded to an indicated or measured mineral resource as a result of continued exploration.

The largest change to the mineral resource estimate since the December 31, 2012 statement is the addition of inferred mineral resources for the Wolfshag deposit. During 2013, we drilled 80 drill holes in this area which supported the estimation of a new inferred resource estimate. Pit shells for the Wolfshag deposit include part of the main Otjikoto deposit, which accounts for the small change in previously reported Otjikoto mineral resources. The newly discovered Wolfshag zone is a 1.6 kilometre long zone that is as close as 250 metres east of the Otjikoto deposit.

Process and Metallurgy

As part of the Otjikoto Feasibility Study, an extensive test work program was undertaken in order to establish the process design parameters, formulate the process flows heet and evaluate ore variability. The design basis of the selected process is based on a gravity/whole ore leach flow sheet at a nominal treatment rate of 2.5 million tonnes per annum and a 25% design factor on the crusher, conveyors, mills, mainstream pumps and piping, cyanide destruction circuit and thickeners to allow for a possible future expansion to 3.0 million tonnes per annum with minimal additional capital expenditure. The process plant and design as detailed in the Otjikoto Feasibility Study is based on the recovery of gold by gravity concentration followed by an intensive leach circuit, and a cyanide leach process for gold recovery from gravity tailings.

Run-of-mine ore from the open pit operations will be delivered by 100 tonne trucks to the primary crusher. The ore will be fed to a crushing plant which consists of a gyratory crusher and conveyor system that feeds the coarse ore stockpile. Material will be reclaimed from the stockpile and treated in a grinding circuit which is comprised of a primary SAG mill and a secondary ball mill. The entire ball mill discharge stream will be treated in a gravity concentration circuit for recovery of coarse free gold. The gravity concentrate will be processed in an intensive leach circuit.

The gravity tailings product will be thickened to 45% solids and treated in a cyanide leach circuit. The leach product stream is pumped to a CIP circuit for recovery of gold in solution. The tailings stream from the CIP circuit is treated in a cyanide destruction circuit using the SO2/Air process, before being pumped to a lined tailing storage facility. Gold is recovered from the CIP circuit loaded carbon in a split Anglo-American Research Laboratories elution circuit. Gold solutions from the gravity intensive leach circuit and elution circuit are treated in an electrowinning process followed by smelting to produce dore bars. Average life-of-mine gold recoveries are estimated to be 95.6%.

Production Forecast

The mine plan is based on probable mineral reserves of 29.4 million tonnes at a grade of 1.42 g/t containing 1,341,000 ounces of gold (on a 100% basis) at a stripping ratio of 5.59:1 to be mined over an initial 12.5 year period. Construction has commenced and is scheduled for completion in the fourth quarter of 2014 when mill production will begin.

The current average annual production for the first five years is expected to be approximately 141,000 ounces of gold per year at an average operating cash cost of $524 per ounce and, for the life of mine, approximately 112,000 ounces of gold per year at an average operating cash cost of $689 per ounce.

Financial Metrics

The financial modeling for the Otjikoto Project indicates robust economics and does not include the proposed expansion or inclusion of the Wolfshag deposit. At a gold price of $1,550 per ounce, the Otjikoto Project is projected to yield a positive after-tax net present value of $243.4 million at a discount rate of 5%. The internal rate of return after-tax is projected to be 23.6%. The project has a 32 month pay-back period after first gold production.

Exploration and Development

On January 10, 2013, we announced the commencement of construction at the Otjikoto Project. Based on the feasibility study, the results of which were released in February 2013, pre-development cost estimates of $244 million and deferred stripping estimates of $33 million remain in line with original pre-feasibility study estimates. In addition to these costs, we had planned to lease finance a total of $60 million for mobile mining equipment and power plant construction costs. However, as a result of Namibian regulations governing the securitization of certain assets, we now plan on leasing only the mobile mining fleet for a total of $41 million. The balance of the power plant costs has been funded from our existing cash flows and credit facilities. Leasing arrangements for the mining fleet were concluded in the fourth quarter of 2013 and are expected to be fully drawn and utilized by mid-2015. Construction is scheduled for completion in the fourth quarter of 2014 when mill production is expected to begin and the first gold production from the Otjikoto Project is scheduled. We expect to ramp up to full production in early 2015.

Based on the positive drill results from the Wolfshag zone to date, on January 21, 2014, we announced plans to expand the Otjikoto mine in 2015, increasing ore throughput from 2.5 million tonnes per year to 3 million tonnes. The increased throughput will be achieved through the installation of a pebble crusher, additional leach tanks and mining equipment at a total cost of approximately $15 million. Once the expansion is completed at the end of 2015, we expect that the annual gold production from the main Otjikoto pit would increase to approximately 170,000 ounces.

The 2014 Otjikoto exploration program is budgeted for approximately $8.0 million. The exploration drilling program will focus primarily on infill drilling on the northern portion of the Wolfshag zone to increase the drilling density to 50 by 25 metres, and will further test the extension of the Wolfshag zone to the south. We anticipate being in a position to upgrade the mineral resource classification to the indicated category by the end of 2014. The 2014 program will also include metallurgical and geotechnical test work for the Wolfshag zone.

Kiaka Project

Certain portions of the following information are derived from and based on the assumptions, qualifications and procedures set out in the technical report entitled “An Updated Mineral Resource Estimate on the Kiaka Gold Project, Burkina Faso” dated January 8, 2013 prepared under the supervision of Ben Parsons, MSc, MAusIMM (CP), of SRK Consulting (UK) Ltd., a Qualified Person as defined under NI 43-101 (the “Kiaka Technical Report”) and the technical report entitled “Kiaka Gold Project Prefeasibility Study” dated May 23, 2012 prepared by Jonathon Priest, SCPM, C.Eng., MIMMM, PMP, M.Eng, Andrew Carter, B.Sc., C.Eng., MIMMM, MSAIMM, SME, Laszlo Bodi, P.Eng., Richard Hope, C.Eng., MIMMM, Geoff Ricks, C.Env, FIMMM, PhD, Ben Parsons, MSc, MAusIMM (CP) and Ian Lloyd, BEng MSc CEng MIET, each a Qualified Person under NI 43-101 (the “Kiaka Prefeasibility Study”). The Kiaka Technical Report and the Kiaka Prefeasibility Study are available under Volta’s profile on SEDAR at www.sedar.com.

Property Description, Location and Ownership

The Kiaka Project is located in south central Burkina Faso in the regional province of Boulgou and Zoundweogo, approximately 140 kilometres southeast of the capital Ouagadougou. The current exploration licence (the “Kiaka Licence”) for the Kiaka Project covers an area of approximately 184 square kilometres and is 100% owned by us (indirectly through our subsidiary Kiaka Gold SARL), subject to 10% participating interest held by GAMS–Mining F&I Ltd. (“GAMS”), a Cypriot company with local Burkinabe affiliates. This participating interest entitles GAMS, following the completion of a definitive feasibility study, to participate pro-rata in the development and construction of a mine. Pursuant to applicable mining law, when the project advances to development and production stage, an operating company will be formed with each Kiaka Gold SARL and GAMS contributing 9% and 1%, respectively, to the Burkinabe government’s 10% carried interest. Accordingly, upon commencement of the development and production stage we will hold an 81% interest in the Kiaka Project

The Kiaka Licence was initially granted to Randgold Resources Limited (“Randgold”) in June 2004 for a three year term. At that time, the Kiaka Licence covered a total of 244 square kilometres. The Kiaka Licence was extended by Randgold for a further three years to June 17, 2010. Following Volta’s acquisition of the Kiaka property from Randgold, the Kiaka Licence was extended, subject to Volta releasing 25% of the area covered by the Kiaka Licence until June 17, 2013. On December 27, 2012, on confirmation from the Ministry of Mines and Energy for Burkina Faso, the Kiaka Licence was further extended for one year to June 17, 2014.

Currently a small artisanal mining claim of approximately 1 square kilometre is held over the Gomboussougou area in the southern portion of the Kiaka Licence. This artisanal claim is outside of anomalous gold values seen during Volta’s soil geochemistry programme. We assume that the small scale mining is currently valid, but due to its size and location well away from the main Kiaka deposit (the “Kiaka Main Zone” or “KMZ”) and potential site of infrastructure, we do not consider it a potential for conflict or risk.

Permits to explore in Burkina Faso are granted to companies for a period of three years and can be renewed for two subsequent three year periods subject to minimum work commitments and expenditures and, in the case of the second renewal, a 25% reduction in the area under permit. After these nine years, a company is obligated to submit a feasibility study and can then apply for a mining lease/permit. On March 13, 2014, we submitted a permitting study to the Ministry of Mines in Burkina Faso in connection with our application for a mining lease for the Kiaka Project.

Access, Climate, Local Resources, Infrastructure and Physiography

The Kiaka Project can be accessed by road from Ouagadougou in approximately two hours, with good road for the majority of the distance. Ouagadougou is a city with modern services that has direct air service to Europe. The initial 100 kilometres from Ouagadougou to the Kiaka Project is on the N5, which forms the main access between Ouagadougou and the Ghana border at the town of Paga. The final 40 kilometres to the Kiaka Project consists of 20 kilometres of laterite gravel road and 20 kilometres of direct road of variable quality.

The last 20 kilometres of the journey can cause some accessibility issues during the rainy season (July to September), but in general the terrain is relatively flat and can therefore be accessed by four wheel drive vehicles. The Kiaka Project camp is situated at the southern portion of the property and is accessible for the majority of the year. Access to the northern portions of the property is limited during the rainy season and exploration as a tributary of the Nakambe River, also known as the White Volta, bisects the property and currently no bridges exist. However, all of the mineral resources defined to date occur south of this tributary and can be accessed year round.

A high voltage power line is located 20 kilometres north of the KMZ, which runs from a hydroelectric facility at the Barge Dam, located 35 kilometres from the property and servicing the national grid and Ouagadougou. Due to a general shortage of electrical power in Burkina Faso, we continue to review alternative options to better meet our electricity demands. Currently there is no communication system within the local area, but cellular telephones work intermittently within the Kiaka Project.

Local towns are relatively small and only provide basic provisions and most provisions and equipment, as well as skilled workers and general services, need to be sourced from Ouagadougou. Fuel can be obtained from local filling stations and we have an onsite bulk storage facility.

The climate of the region is sub-Saharan tropical, with warm, dry winters and hot, wet summers. Annual rainfall is in the order of 895 millimetres per annum with the majority coming during the wet season.

The local topography is generally flat with low hills ranging between 220 to 300 metres in elevation above mean sea level. The Nakambe River, which runs through the property and lies approximately 1.5 kilometers to the east of the KMZ, allows for processing and domestic water requirements to be met easily. The proximity of the river to the main orezone will require further studies as to the potential environmental impact of mining activities.

History

Volta purchased the exploration rights to the property from Randgold in 2009. No history of the Kiaka Project is known prior to the purchase of exploration rights by Randgold in 2004.

Geological Setting

The Kiaka deposit is geologically situated in a part of the principal West African gold producing area and is associated with the Paleoproterozoic rocks of the Birimian Orogeny. The Kiaka Project is located at the intersection of the Tenkodogo Belt and the Markoye Fault Zone. The latter is a regional structure along which gold deposits of economic interest have been located. Gold mineralization at the Kiaka Project is low grade and associated with a broad silica-biotite-chlorite alteration system. Sulphide mineralization comprises pyrrhotite (85%), fine pyrite (9%), and arsenopyrite (4%), found either as disseminations or contained within regional deformation fabrics. The sulphide content does not show a strong correlation with gold grade.

Exploration

Volta continued exploration with an aggressive drilling program and confirmed the extensive widths defined by Randgold on the KMZ as well as significant intersections of the Kiaka Hangingwall Zone (“KHZ”) and KFZ zone. In addition, higher grade intersections could now be defined within the KMZ which correlated to more specific and more intense alteration assemblages that could be traced from hole to hole and section to section. Between 2010 and January 2013, Volta produced a number of NI 43-101 compliant mineral resource estimates for the Kiaka Project, the most recent estimate being based on 1,240 holes for a total of 181,293 metres drilled since starting exploration in 2009.

In 2013, Volta focussed its exploration program on the testing of prospects on the Kiaka permit with anomalous gold indications coincident with structures and lithologies that are comparable to those encountered in the Kiaka Central Area. Extensive auger drilling programs were carried out confirming the presence of near-surface gold mineralization and warranting further investigations. One nearby prospect (Niagrigre) was investigated by 1,258 metres of drilling.

Mineralization

The Kiaka Project is hosted by amphibolites and quartz-mica schists of the Tenkodogo Greenstone Belt. There is thin transported surface cover and artisanal spoil and oxidation has affected only the upper 20 to 30 metres of the underlying geology. The deposit has been interpreted as a north striking shear bounded corridor within which gold mineralization is concentrated in sub-vertical curvi-planar structures. The KMZ varies from 50 to 260 metres wide and has a drill defined strike length of approximately 1.5 kilometres; it is flanked by the KHZ which comprises a number of sub-parallel mineralized structures some 2 to 20 metres wide. Drilling has confirmed that higher grade “mineralized bands” ranging between 5 and 50 metres wide extend with good continuity for 100 to 400 metres along strike and 50 to 200 metres down dip. These “mineralized bands” are hosted within a lower grade “halo mineralization” within a structural corridor that is 100 to 250 metres wide. The definition of these zones was based on cut-off grades of 1.0 g/t and 0.6 g/t respectively.

The mineralization within the corridor is subdivided by sub parallel striking, steeply dipping dykes and a shallower dipping, gently folded sill that shows significant presence throughout the deposit. The dykes described as Amphibolite units are present for up to 800 metres along strike and 100 metres to beyond 500 metres down dip, with a thickness ranging from 3 to 30 metres. The sill is continuous over 1 kilometre in strike and 500 metres down dip, showing a thickness that ranges from 5 to 20 metres. The deposit is slightly disrupted by a northwest-striking, shallow north-dipping fault, which has been modelled to assist in the assessment of the deposit continuity in this area. In relation to the centre of the deposit, the mineralization encountered to date does become weaker in the south, however remains relatively significant towards the north and this potentially prospective towards the northern strike extents.

Drilling

As at the end of 2012, Volta had drilled a total of 1,240 reverse circulation and diamond drill holes for a total of 181,293 metres on the Kiaka Project since it commenced exploration in 2009. Establishing suitable drilling platforms at the Kiaka Project is relatively easy due to the flat terrain and hard lateritic zones which cover the majority of the Kiaka Central Area and Kiaka South Area. Drilling has been done with both diamond drill and reverse circulation techniques, and, in certain cases, using reverse circulation in the upper portion with diamond tails below the water table.

In 2013, Volta drilled 17 RC holes for a total of 1,258 metres aimed at testing the nearby prospect of Niagrigre.

Since 2009, Volta has drilled 7,106 auger drill holes with total drilled depth of 18,436 metres with its two rigs. Of that total, 5,098 holes for a total of 12,759 metres were drilled in 2013. The auger drilling programs were aimed at testing a number of prospects nearby the Kiaka Project deposit.

Sampling and Analysis

Mineral resource estimation at the Kiaka Project is based on a combination of diamond core and reverse circulation drilling. Drill core recovery at the Kiaka Project is generally good. Mineralized diamond drill core intervals to be sampled are marked by geologists and split along the orientation marks. Once cut, geological logging is completed by a limited number of onsite geologists to ensure consistency in the use of logging codes. The Kiaka Project’s data base contains the relevant rock codes and lithology descriptions.

One half of the core is selected for analysis based on 1 metre sampling intervals. A default interval has been used at the Kiaka Project and sampling has not been completed according to lithological boundaries as the mineralization is believed to be more structurally controlled than lithological and therefore sampling across lithological boundaries should not significantly impact the analysis. Each sample is bagged and assigned a unique sample number with half of the core being sent to laboratories for assaying with the remaining half being archived at the Sample Logging, Preparation and Storage facility at the Kiaka Project camp.

Reverse circulation drilling has also been completed on 1 metre sample intervals with the entire sample being collected at the drilling rig prior to passing through a riffle splitter (1:2), one to be sent to the laboratory for processing and assaying, one to be stored as a field duplicate in the Kiaka Project camp.

Security of Samples

Various procedures are used to ensure sample integrity, including: staff supervision of the transport of all samples from drill sites to the Kiaka sample, logging, preparation and storage facility; geologist supervision of all splitting and sampling; all diamond cores are photographed to document samples; and all percussion and core samples are stored under cover in a secure yard.

Assaying for the Kiaka Project mineral resource estimate used SGS (Ouagadougou) and BIGS laboratories in addition to the ALS Chemex Laboratory in Ouagadougo. QA/QC procedures include the insertion of certified standards every 15 samples and field duplicates and blanks approximately every 25 and 10 samples respectively. The QA/QC procedures were deemed acceptable for the purpose of the Kiaka Project mineral resource estimate.

Mineral Resource Estimate

The mineral resource estimate set forth below was prepared by SRK Consulting (UK) Ltd. under the supervision of Ben Parsons, MSc, MAusIMM (CP), Principal Consultant, and a Qualified Person as defined under NI 43-101. Interpretations of zones defined by grade, alteration and veining were completed on cross section and in three-dimensions. Solids models were built of the zones, coded to blocks and used to control the Ordinary Kriged grade estimate.

The measured and indicated mineral resource estimate for the Kiaka Project is 153.26 million tonnes of ore at a gold grade of 0.99 g/t for 4.862 million ounces of gold and inferred resources of 33.74 million tonnes of ore at a gold grade of 0.93 g/t for 1.006 million ounces of gold, on a 100% basis.

Attributable Measured and Indicated Resources as of January 8, 20131,2,3,4

Vein Structure	Tonnes	g/t Au	Ounces Au	Kg Au
KMZ Main	33,760,000	1.52	1,652,000	51,370
KMZ Halo	67,833,000	0.77	1,678,000	52,200
HW-FW – KUB Zones	21,056,000	0.76	513,000	15,950
Kiaka South	1,490,000	2.00	96,000	2,970
Total	124,140,000	0.99	3,938,000	122,490

Attributable Inferred Mineral Resources as of January 8, 20131,2,3,4,5

Vein Structure	Tonnes	g/t Au	Ounces Au	Kg Au
KMZ Main	4,463,000	1.70	244,000	7,580
KMZ Halo	7,996,000	0.73	187,000	5820
HW-FW – KUB Zones	14,807,000	0.80	380,000	11,820
Kiaka South	61,000	1.90	4,000	130
Total	27,327,000	0.93	815,000	25,350

Notes:
(1)

Mineral resources are reported above a cut-off grade of 0.40 g/t gold and within a pit shell run at a gold price of $1,400 per ounce, marginal operating costs of $11.89/tonne for processing and general and administrative expenses and gold recovery of 89.8%.

(2)	Mineral resources are not mineral reserves and do not have demonstrated economic viability.
(3)

Attributable mineral resources are reported at 81% of the total mineral resource. Notwithstanding our current ownership percentage of the Kiaka Project is 90%, the attributable portion of the mineral resource has been reduced to 81% to reflect the expected reduction in our ownership percentage in the Kiaka Project upon commencement of construction and development and the 10% overall ownership percentage that will be attributable to the Burkina Faso government in accordance with applicable laws.

(4)

Due to the uncertainty that may be attached to inferred mineral resources it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource category as a result of ongoing exploration.

Process and Metallurgy

As part of the Kiaka Prefeasibility Study, an optimum open pit was designed with fixed dimensions of 860 by 1,360 metres to a depth 440 metres with a starter pit and a three-stage pushback phased mining plan. This plan anticipates average ore production of 33,000 tonnes per day and 10.3 year life of mine ore production of 126 million tonnes. A total of 373 million tonnes of waste rock will be stored in either low grade mineral waste dumps or grade strategic stockpiles adjacent to the open pit. Open pit mining operations will be conducted by conventional drill/blast and load/haul using 177 tonne ore and waste trucks and shovels on initial 12 metre benches for waste and 6 metre benches for exploitation of mineralized zones.

Extensive testwork was conducted in order to establish the process flowsheet. The results of this testwork indicated that SAG milling followed by CIP leaching would maximize gold recovery. Run of mine will be processed by a single closed circuit jaw crusher. The crusher product will be delivered by conveyor to a crushed ore stockpile that will in turn feed two identical process trains incorporating SAG/ball milling and CIP leaching. The double train configuration, each capable of handling 50% of the process feed, will allow for phased plant construction and reduced initial capital investment. On completion of construction the twin train arrangement will also provide additional operational stability of a 50% downturn during times of campaign maintenance or unforeseen downtime.

The proposed mill plant is designed to operate 365 days per year and process 12 million tonnes of ore per year with an overall plant utilization of 95%. The SAG mills, which will be in closed circuit with an inline pebble crusher, will feed a ball mill in closed circuit with classifying hydroclone which will deliver material to the CIP leaching circuit at a rate of 4,542 cubic metres per hour. The mill circuit will feed two trains of 12 leach tanks followed by 6 carousel-type CIP pumpcells, each pumpcell containing approximately 15 tonnes of carbon. One unit per carousel arrangement will be emptied approximately every two days. The carbon is then pressured stripped with 145°C caustic solution to re-dissolve the precious metals into a high grade pregnant solution which flows through six 3.54 cubic metres conventional electrowinning cells, in parallel. Each cell will contain 33 cathodes (stainless steel basketless) and 35 anodes (stainless steel punch plate) to produce cathodes suitable for direct smelting on site. The precious metal sludge which forms on the cathode is recovered as filer cake before being treated in an electric drying oven at temperatures up to 450°C for 10 hours. The dried and partially calcined sludge is then mixed with fluxes and fed to a diesel fired tilting induction furnace at a temperature of 1,050°C. Dore gold bars are subsequently cast into 25 kilogram molds and cleaned before being sampled.

Production Forecast

The Kiaka Prefeasibility Study mine plan is based on proven and probable mineral reserves of 126.08 million tonnes at a grade of 0.96 g/t containing 3.89 million tonnes of gold at a stripping ratio of 2.95:1. The average annual production over a life of mine of 10.3 years is expected to be approximately 340,000 ounces of gold at an average operating cost of $671 per ounce.

Financial Metrics

The financial modelling under the Kiaka Prefeasibility Study indicates robust economics for the Kiaka Project. At a gold price of $1,372 per ounce the Kiaka Project is projected to yield a positive after-tax net present value of $548 million at a discount rate of 8%. The internal rate of return after-tax is expected to be 23.3% with a 4.3 year pay-back period after first gold production.

Exploration and Development

A definitive feasibility study is currently underway, based on a phased development approach whereby in: Phase 1 – the higher grade KMZ lenses (circa 1.35 g/t) are selectively processed in a 6 million tonnes per annum plant while the lower grade ore is stockpiled; and Phase 2 – process plant capacity doubled to 12 million tonnes per annum. This would significantly reduce the initial capital expenditure requirement.

Recognizing the near-term shift in gold prices, we believe it is prudent to review a lower risk development approach on a smaller scale utilizing a mining plan, which will result in a higher grade of ore processed. Accordingly, we will be reviewing existing data collected to date from the current feasibility study in order to review our options with the Kiaka Project in a lower gold price environment, while maintaining the option to scale up production capacity.

Most of the component technical studies being undertaken in the current feasibility study have been largely completed. These include geological and resource modeling, in-pit geotechnical, civil geotechnical, hydrological, metallurgical, waste rock characterization, environment and social studies. Infrastructure layout, tailings design, waste rock dump design, process engineering, mine design and scheduling are also well advanced. Quotes are being obtained for items related to both capital and operating costs. This information will assist us in determining the best development and production scenario to pursue for a robust project at lower gold prices.

We plan to spend approximately $3.6 million in 2014 on exploration programs that will primarily focus on drill-testing of nearby targets. A portion of the drilling will also be directed on infill resource drilling, particularly on the Hanging Wall. In addition, the 2014 exploration program includes the drilling of approximately 2,750 metres for metallurgical testwork, a program that will exceed $1 million.

Gramalote Project

Certain portions of the following information are derived from and are based on the assumptions, qualifications and procedures set out in the technical report entitled “NI 43-101 Technical Report on Resources, Gramalote Project, Providencia Colombia” dated June 8, 2012 (the “Gramalote Technical Report”) prepared under the supervision of Donald E. Hulse, P.E., a Qualified Person as defined in NI 43-101. For a more detailed overview of the Gramalote property, please refer to the technical report noted above, which is available on SEDAR at www.sedar.com.

Property Description and Location

The Gramalote property is located approximately 230 kilometres northwest of the Colombian capital of Bogota and approximately 80 kilometres northeast of Medellin, the regional capital of the Department of Antioquia. AngloGold and B2Gold have a 51% and 49% interest, respectively in the Gramalote property. AngloGold is the manager of the joint venture project. The Gramalote property area is covered by 17 contiguous claim blocks totalling 35,322.174 hectares. The claims presently include 16 registered concession contracts totalling 25,909.266 hectares and one integrated and registered mining concession contract totalling 9,412.90 hectares. The claims are registered, or are in the process of being registered, in the name of Gramalote (Colombia) Limited, the Colombian branch of Gramalote Limited that has been formed to hold all of the Gramalote mineral claims.

Access, Climate, Local Resources, Infrastructure and Physiography

The Gramalote Project is situated along the valley of the Nus River, 1.5 kilometres southwest of the village of Providencia, Antioquia. Topography along the Nus valley is relatively subdued although locally steep and incised. Elevations in the Gramalote area range from 800 to 1,500 metres above sea level, while general elevations over the Antioquian plateau are generally between 2,300 and 2,500 metres above sea level. Climate at Gramalote is accordingly mildly tropical with daytime temperatures throughout the year averaging about 24°C. Yearly rainfall averages about 200 centimetres and falls mostly during punctuated rainy seasons extending from March to May and from September to December.

Infrastructure surrounding the Gramalote Project is excellent with direct, paved highway access from Bogota, as well as from the city of Medellin. An historic freight/passenger railway line (presently inactive) and high tension electricity pass within one kilometre of the project area. The paved highway and railway continue to Puerto Berrio located on the Magdalena River some 55 kilometres to the east. Puerto Berrio provides direct fluvial access to a major open ocean port on the Caribbean coast at Barranquilla. Additionally, the Gramalote Project area is surrounded by gravel roads which connect a dense small town rural and farm population to the Nus Valley infrastructure, the Magdalena River to the east and Medellin to the west.

Based upon a Colombian entry point at the nation’s capital in Bogota, access to the Gramalote Project is achieved by travel to Medellin via commercial jet aircraft service from Bogota to Medellin (approximately 1 hour flight). The project is located approximately 110 kilometres along paved road west-northwest of Medellin via the town of Cisneros to the town of Providencia (approximately 3 hours).

History

Gold mining within the Gramalote property likely pre-dates the early Spanish colonial period (16th century), however, the early discovery of gold at Gramalote is not well documented. Continuous exploitation in the Gramalote Ridge area dates from the late 19th century with production from the region generally dominated by alluvial and hydraulic techniques. Modern day mineral titles covering part of the known mineralization at Gramalote were owned by the Aristizabal family until 2005 when the existing title was transferred to the Grupo Nus and subsequently became part of the joint ventures with us and AngloGold.

Geological Setting

The Gramalote Project is located in the northern portion of South America, in the Central Cordillera of Colombia between the Magdalena Valley to the east and the Cauca-Patia Graben to the west. The terrane is primarily comprised of a metamorphic basement complex and the Antioquia Batholith. The Cajamarca-Valdivia basement consists of early Paleozoic metamorphic rocks and ophiolitic oceanic volcanic and intrusive rocks.

Gold and silver mineralization in the Gramalote Project area occurs within an intrusive hosted structurally-controlled quartz stockwork system. The sinistral shear zones trending east-northeast and dipping sub-vertically are believed to be an important control on mineralization at Gramalote Central. Gold mineralization is associated with stockwork veining and in particular quartz with fine-pyrite veins, quartz-carbonate veins, and quartz with coarse pyrite veins. In the Gramalote Central area, mineralization has been defined by surface sampling and drilling over a strike length of 1,100 metres and vertically to 450 metres below the topographic surface.

Exploration

Prefeasibility and exploration work recommenced at the Gramalote Project in the second half of 2010 with exploration, infill drilling and metallurgical test sample drilling in addition to preliminary engineering investigations. Highlights from the 2012 and 2013 prefeasibility and exploration work to date on the Gramalote Project property include positive metallurgical test results showing in excess of 95% recovery and encouraging drill results from Gramalote Central and outside targets indicating the potential for a larger resource.

The exploration strategy in 2013 was focused on infill and resource expansion drilling on Gramalote Central and Monjas West, conversion of prospective zones to inferred mineral resources, confirmation of oxide mineralization on Gramalote Ridge with reverse circulation drilling and investigation of several low grade zones in the inferred mineral resource.

Both AngloGold’s and our surface exploration and drilling programs have successfully outlined a significant gold system and resource (see “Mineral Resources” below) known as Gramalote Central extending over an area of more than one square kilometre centered about Gramalote Ridge. A total of 30,172 metres in 68 holes have been completed in the infill and resource expansion drill program on Gramalote Central resource area since October 2010 including 15,069 metres in 31 holes in 2013. The drilling results to date correlate well with the previous drilling on Gramalote Central and show the potential to increase the resource. The 2013 results include up to 28.0 metres at 1.37 g/t gold and 50.0 metres at 1.00 g/t gold in hole GR-162, 22.0 metres at 1.60 g/t gold in hole GR-163, 110.00 metres at 0.78 g/t gold in hole GR-166, 36.0 metres at 1.02 g/t gold in hole GR-170, 26.0 metres at 3.23 g/t gold and 34.0 metres at 1.62 gold in hole GR-164, 232.0 metres at 0.71 g/t gold including 38.0 metres at 1.26 g/t gold in hole GR-172, 34.0 metres at 0.99 g/t gold in hole GR-174, 36.0 metres at 4.86 g/t gold in hole GR-175, 70.0 metres at 1.65 g/t gold in hole GR-179, and 38.0 metres at 1.22 g/t gold in hole GR-180. Infill and resource expansion drilling with two core rigs continues on Gramalote Central with the goal of increasing ounces in the resource and converting the inferred resource into a measured and indicated resource. In addition a total of 5,630 metres of reverse circulation drilling was completed in two areas in Gramalote Central as part of a grade control program designed to test the uniform conditioning resource model in a higher grade portion of Gramalote Central.

Mineralization

The Gramalote Project exhibits a structurally controlled mineralization in the form of veins, up to 10 centimetres wide, sheeted veins and local stockworks with alteration selvages around veins and veinlets. These veins yield gold assays up to 80 ppm gold. The various veins and veinlets that occur at the deposit can be discriminated according to their mineralogy, morphology and internal structures. In the Gramalote deposit, the quartz – pyrite – chalcopyrite – vein types are the most important in terms of gold mineralization where gold and chalcopyrite both commonly fill fractures in pyrite.

At Gramalote Project, the style of mineralization, the widespread nature and abundance of outlying targets, and the clear structural control upon mineralization at both a local and regional scale, all suggest that Gramalote is part of a district-scale mineralizing event. Given the regional-scale surface geochemical (stream sediment, rock and soil sample) results and accompanying geological observations, we concluded that numerous additional strong gold anomalies exist within the Gramalote Project area that deserve additional definition via prospecting and grid-based rock and soil sampling.

Drilling

Exploration drilling since 2010 has been carried out on six drill targets located within four kilometre of the current Gramalote Central mineral resource including Monjas West, Trinidad South, Monjas East, Limon, Topacio and La Maria with the aim to add new inferred resources. All of these targets have similar geological, alteration and mineralization characteristics to Gramalote Central. Since October 2010 a total of 33,139 metres in 92 drill holes have been completed on the six satellite targets including 8,422 metres in 22 holes in 2013 at Monjas West and Limon. Results to date clearly indicate the upside potential for more gold mineralization on the large Gramalote property.

Positive gold intersections have been returned in Monjas West located two kilometres west southwest along strike of Gramalote Central resource. A total of 19,976 metres in 53 holes have been drilled at Monjas West (8,120 metres in 21 holes in 2013) with 2013 results of up to 22.0 metres at 1.06 g/t gold in hole MW 036, 18.0 metres at 2.02 g/t Au in hole MW-041, 36.0 metres at 1.14 g/t Au in hole MW-042A, 34.0 metres at 0.74 g/t gold in hole MW-045, 14.0 metres at 0.83 g/t gold in hole MW-046 and 40.0 metres at 0.62 g/t gold in hole MW-047. Gold mineralization occurs over 700 metre by 500 metre area and down to 400 metre depth. We are confident that Monjas West will add to the existing resource at Gramalote and core drilling continues with one drill rig.

In 2013, four new geotechnical holes totalling 1,614 metres were drilled in Gramalote Central resource area and 10 condemnation and infrastructure holes totalling 1,608 metres were completed in the plant site, Palestina tailings dump area and San Antonio waste rock dump areas.

Sampling and Analysis

The Gramalote Project drill samples have been analyzed for gold by ALS Chemex analytical laboratory in Lima, Peru. The analytical methods employed were fire assay fusion and atomic absorption spectroscopy on 50 grams of nominal sample weight (ALS Chemex internal code AU-AA24), and fire assay fusion and gravimetric analysis on 50 grams of nominal sample weight (ALS Chemex Internal code AU-GRA22).

Multi-element analysis included HF-HNO3-HClO4 acid digestion with HCl leach. The analytical methods employed were inductively coupled plasma - atomic emission spectroscopy (ICP - AES) and inductively coupled plasma - mass spectrometry (ICP-MS) (ALS Chemex internal codes ME-MS61 and ME-ICP61).

Security of Samples

Drill core is transferred from the drill sites to the storage area where it is logged and sampled. Samples are transported from the project site to the AngloGold warehouse located in Funza (Cundinamarca), and then shipped directly to the preparation laboratory.

During the AngloGold 2006-2007 campaign, QA/QC procedures included the insertion of coarse blanks, certified standard material and coarse reject duplicates, as well as pulp duplicates (inserted by the laboratory), each every 25 samples. We adjusted the QA/QC protocols to insert the reference material and duplicate samples every 35 to 40 samples for the B2Gold 2008 campaign. The 2010-2013 drill campaigns reverted back to the reference material and duplicate samples being inserted every 25 samples. For sample batches where a failure is identified the selected samples related to the failed standard are re-assayed. This selection is based on the reported sample grade related to the standard reference grade, the fire assay batch limits, and the positions in the sample sequence of the failed and passed standards.

Mineral Resources

Mineral resources for the Gramalote Project, which includes Gramalote Central, Monjas West and Trinidad zones, were estimated by Gramalote Colombia Limited, the operating company of our joint venture with AngloGold. Drill results through July 2013 were available for this mineral resource update. Zones defining low, medium and high alternation and veining intensity and grade were interpreted on cross sections and linked into three-dimensional models. The final gold grades were estimated using Uniform Conditioning bench-marked to a 20 x 20 x 10 metre SMU size, this estimation technique is a change to the grade estimation methods used on previous models. An external audit by Quantitative Group of the 2012 resource model resulted in a major revision to the methods used for grade estimation and resource categorization. In 2013, an external review was completed on the estimation methods planned for use for the low grade zone at Gramalote Central.

The mineral resource estimate was prepared under the supervision of Mr. Vaughan Chamberlain, FAusIMM, Senior Vice President, Geology and Metallurgy, AngloGold, and a Qualified Person as defined under NI 43-101.

Attributable Measured and Indicated Resources 1,2,3

Zone	Tonnes	Grade g/t Au	Ounces Au	Kg Au
Gramalote Central	62,755,000	0.63	1,278,000	39,750
Monjas West	2,286,000	0.55	41,000	1,270
Total	65,041,000	0.63	1,319,000	41,020

Attributable Inferred Resources 1,2,3,4

Target	Tonnes	Grade g/t Au	Ounces Au	Kg Au
Gramalote Central	62,204,000	0.43	852,000	26,500
Monjas West	11,528,000	0.59	218,000	6,790
Trinidad	43,718,000	0.41	578,000	17,980
Total	117,450,000	0.44	1,648,000	51,270

Notes:
(1)	Mineral resources are reported above a cut-off grade of 0.15 g/t gold and within a pit shell based on a gold price of $1,600 per ounce.
(2)	Attributable mineral resources are stated at our 49% ownership of the Gramalote Project.
(3)	Mineral resources are not mineral reserves and do not have demonstrated economic viability.
(4)

Due to the uncertainty that may be attached to inferred mineral resources it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource category as a result of ongoing exploration.

Since the December 31, 2012 mineral resource statement, the measured and indicated mineral resource estimate has increased by approximately 5%. This increase is largely a result of the additional drilling completed at Monjas West.

The number of ounces reported as inferred mineral resources at the Gramalote Project has nearly doubled since the December 31, 2012 mineral resource statement. This increase is a result of additional drilling targeted for resource expansion and confirmation and a major change to the resource modeling methodology.

Preliminary Economic Assessment

On March 12, 2014, we announced positive results from the preliminary economic assessment (a “PEA”) for the Gramalote Project. The highlights of the PEA are as follows (on a 100% basis):

  Open pit gold mine with an initial life of mine (“LOM”) of 14 years based on measured, indicated and inferred mineral resources.

  Average annual gold production LOM of 317,500 ounces at $664 direct cash cost per ounce.

  Average annual gold production of 373,300 ounces per year for the first 5 years of production.

  LOM gold production of 4.445 million ounces.

  Average LOM total operating costs (including sustaining capital) of $736 per ounce of gold

  Annual processing rate of 16 million tonnes per year.

  Average LOM gold recovery of 95% from conventional milling, flotation and cyanide leach of the flotation concentrate.

  Estimated pre-production capital cost of $1,176 million.

  LOM pre-tax net cash flow of $1,521 million, and after tax net cash flow of $990 million at a gold price of $1,351 per ounce.

  Net present value (“NPV”) pre-tax of $714 million and after-tax of $398 million at a 5.06% discount rate and gold price of $1,351 per ounce generating an after-tax internal rate of return (“IRR”) of 11.5%.

  Project payback of 4.8 years.

A trade-off study was completed to determine the optimum throughput rate for the Gramalote Project. Throughput rates between 10 million and 24 million tonnes per year were evaluated at gold prices of $1,100 per ounce, $1,300 per ounce and $1,500 per ounce utilizing inferred mineral resources. The results of this study indicate that 16.0 million tonnes per year provides the best project economics and allows for the use of conventional dual pinion drive grinding mills.

The PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA based on these mineral resources will be realized.

Exploration and Development

We have been active in advancing the Gramalote Project during 2013. The Gramalote Project had a 2013 joint venture budget of $92 million, which funded 31,749 meters of diamond drilling for the exploration of additional targets on the property, drilling associated with infrastructure and infill drilling, as well as prefeasibility work, environmental studies, metallurgical test work and engineering. Each joint venture partner has funded its share of expenditures pro rata. The results of this work were used to finalize the PEA released in March 2014.

The Gramalote Project will be reviewed in the fourth quarter of 2014 to determine if advancing to a full feasibility study is warranted at this time.

The environmental impact assessment (“EIA”) is being modified to accommodate a revised tailing dam design that will reduce both initial capital and operating costs. It is planned that the EIA will be completed and ready for submittal to the government regulatory agencies by the second quarter of 2014. A detailed work plan for the construction and operation of Gramalote (“PTO”) will be completed and submitted with the EIA. The PTO provides the schedule, workforce requirements and other details for the implementation of the project.

The 2014 forecast expenditures for Gramalote are currently under review. Programs for 2014 have been reduced from 2013 and expenditures are currently estimated to be approximately $18 million (stated at 100%; our 49% joint venture participation is estimated to be approximately $9 million).

Other Exploration Properties and Interests

Trebol and Pavon Properties

We entered into an option agreement with Radius dated December 23, 2009 under which we earned a 60% interest in the Trebol, Pavon and San Jose exploration properties in Nicaragua (six concessions with 25 year terms covering approximately 242,000 hectares). On August 10, 2012, we acquired the remaining 40% interest in the Trebol and Pavon properties and issued to Radius as consideration 4,815,894 Common Shares. In addition, we entered into an agreement to make certain contingent payments to Radius that relate to the mineral reserves established on the Trebol property. As part of the transaction, the parties terminated all other aspects of the prior arrangements entered into in December 2009 in respect of the Trebol, Pavon and San Pedro properties.

The Trebol property, located in northeastern Nicaragua, is a low sulphidation epithermal hot springs district consisting of numerous strong gold anomalies spanning over 14 kilometres of strike length. In 2011, we drilled 37 holes totalling 3,208 metres on the Trebol property. The 2011 drilling campaign cut mineralization in the Cerro Domingo, Paola and Trebol North Zones with drill holes containing up to 1.96 g/t gold over 28.55 metres in hole TR-11-014 in the Cerro Domingo Zone, up to 8.86 g/t gold over 7.75 metres in hole TR-11-028 in the Paola Zone and up to 13.08 g/t gold over 7.00 metres in hole TR-11-047 in the Trebol North Zone. We discovered the Trebol East Zone located three kilometres east of the main Trebol trend in 2011. In 2012, we drilled 1,480 metres in 23 holes to test the Trebol East Zone. Drilling in the Trebol East Zone contained up to 0.77 g/t gold over 18.25 metres in hole TR-12-050 and 0.75 g/t gold over 12.4 metres in hold TR-12-056. Drilling and trenching has outlined a low-grade north-south mineralized zone at least 1.5 kilometres long. No exploration was conducted on the Trebol property in 2013.

The Pavon property, located in central Nicaragua, is a low sulphidation system discovered by Radius in 2003. Seventy one historical diamond drill holes totalling approximately 10,700 metres tested several veins occurring over a strike length of six kilometres, with results that include 10.3 g/t gold over 16.8 metres in hole PADH-005B in the north zone and up to 6.7 g/t gold over 11 metres in hole PADH-01 in the south zone. During 2009 and 2010, we further explored the Pavon North and South Zones with 56 trenches totalling 1,608 metres. No exploration was carried out on the Pavon properties in 2013. Work was focussed on permitting for the drilling and small scale mining of Pavon.

The San Pedro property, now called San Jose, was the focus of an intensive mapping and trenching campaign during 2013 with two main areas being evaluated; the northern PMI and southern Buena Ventura Zones. The PMI zone main structure covers almost 2 kilometres of strike length, though much of it is narrow and relatively low grade. Where the structure splays out and the area that Radius had previously drilled is the best target and trenching has returned values of up to 2.64 g/t gold over 9.0 metres. Drilling of this area is being considered for 2014. The Buena Ventura (BV) target has returned very high grade trenching over a relatively short strike length of about 100 metres with some of the highlights being hole TR-SJ-80 with 6.53 g/t gold over 13.8 metres and hole TR-SJ-81 with 26.1 g/t gold over 2.1 metres.

The 2014 exploration budget of US$250,000 on the Trebol property and US$750,000 on the Pavon property is to fund soil sampling over the area of possible northern extension of the Trebol mineralization and for 2,000 metres of diamond drilling to update a portion of the Pavon property to an indicated resource.

Calibre Joint Venture – Borosi Property

Pursuant to the Primavera JV Agreement with Calibre, we have the right to earn up to a 70% interest in potential mining projects in the Borosi gold-silver-copper prospect in northeast Nicaragua. We currently have a 51% interest in the property and may increase our interest in specific project areas to 70% by funding an additional $6 million in project expenditures on or prior to April 24, 2016.

The Borosi property is located in the Bonanza-Rosita-Siuna areas of northeast Nicaragua, the “Mining Triangle” of Nicaragua, which is estimated to have had historical production totalling more than 5 million ounces of gold, 4 million ounces of silver, 158,000 tons of copper and 106,000 tons of zinc. The initial exploration had focused on the Eastern Epithermal, Bonanza and Rosita Gold Camps with geological mapping, prospecting, soil surveying and trenching. In 2011, B2Gold and Calibre announced drill results that discovered significant porphyry style gold and copper mineralization at the Primavera project within the Borosi concessions in north east Nicaragua. A phase II drilling program was completed in 2012, totalling 9,475 metres of drilling, for a total overall drilling program of 13,000 metres for 30 drill holes. The bulk of the phase II program was focused on the nearby soil geochemical anomalies at Copper Hill and a prominent structural target to the south of the main Primavera Zone. In addition, several drill holes south and west of the main Primavera Zone showed anomalous gold-copper values associated with porphyry style mineralization at depths exceeding 500 metres. Most importantly, the drilling indicates that the porphyry system continues to the north beneath alluvial cover. A comprehensive geophysical program was completed during 2012, with both air magnetic and radiometric surveys flown over the claim area.

Highlights of the Phase II program include drill hole PR-12-016 which confirmed shallow continuity of porphyry style mineralization on the west side of the main Primavera Zone with 201.35 metres of 0.77 g/t gold and 0.36% copper, including 57.85 metres of 1.08 g/t gold and 0.49% copper. PR-12-024 and several other drill holes crossed two major post mineral faults to the west and north of the main Primavera Zone and intersected anomalous zones also associated with porphyry style mineralization. Mineralization extends to the two faults and further work needs to be carried out to determine the degree of fault offset. Results from drill hole PR-12-024 indicate that the system continues to the north beneath alluvial cover. Hole 24 yielded several deep intervals including 17 metres of 0.39 g/t gold from 595 to 612 metres, 1.1 metres at 18.28 g/t gold, and 1.5 metres 11.95 g/t gold. These intervals were all associated with vein and stockwork mineralization in intrusion breccia and diorite although the high grades for gold are unusual. More drilling will be required in this area under the alluvium where the geophysical data indicate the presence of a large magnetic low. Drilling to the south at Copper Hill has intersected zones of skarn and hornfels similar to the style of mineralization and alteration at the Santa Rita deposit in nearby Rosita which produced over 3 million pounds of copper, 177,737 ounces of gold, and 2,629,720 ounces of silver. Additional drilling may be needed to test for possible skarn deposits which are commonly associated with porphyry systems. The skarn mineralization lies about 1.5 kilometres to the southwest. Additional soil sampling is underway in this area.

The 2013 campaign focused on evaluating the potential across the region with mapping and sampling of the remaining target areas on both the main Primavera concession and an area to the north called Minnesota.

At Primavera, no obvious drill targets were generated during the regional program. However, the main Primavera area was re-evaluated with a comprehensive stratigraphic mapping and pit sampling campaign to determine the best drill target for the faulted portion of the mineralization. A drill program is pending in 2014 as a result of this work. The Minnesota area lies approximately 18 kilometres NNW of Primavera and was the focus of an early campaign by Calibre Mining. The area appears to be Gramalote style, intrusive hosted target with a strong NE-SW structural control. Abundant small miner activity and a coherent gold – copper – molybdenum soil anomaly encouraged a return to the area and though a lot remains to be done, the deep pitting and weathered bedrock sampling campaign along with some trenching of the local small miner workings has returned grab samples with good gold values and trenching up to 3.7 g/t gold over 10.5 metres. Current 2014 activity is focused on determining the thickness of the mineralized structure, the structural controls on mineralization and the potential for grade continuity across the area using long trenches.

The 2014 exploration program for Primavera/Minnesota has a budget of approximately $1.2 million, which will fund detailed mapping and trenching as well as structural study and a detailed geological interpretation.

RISK FACTORS

The exploration, development and mining of natural resources are highly speculative in nature and are subject to significant risks. The risk factors noted below do not necessarily comprise all those faced by us. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our business, operations and future prospects. If any of the following risks actually occur, our business may be harmed and its financial condition and results of operations may suffer significantly.

Risks related to our business

Changes in the price of gold and other metals in the world markets, which can fluctuate widely, significantly affect the profitability of our operations and our financial condition.

The profitability of our operations is significantly affected by changes in the market price of gold and other mineral commodities. Mineral prices fluctuate widely and are affected by numerous factors beyond our control, including:

  the level of interest rates;
  the rate and anticipated rate of inflation;
  world supply of mineral commodities;
  consumption patterns;
  purchases and sales of gold by central banks;
  forward sales by producers;
  production costs;
  demand from the jewelry industry;
  speculative activities;
  stability of exchange rates;
  the relative strength of the U.S. dollar and other currencies;
  changes in international investment patterns;
  monetary systems; and
  political and economic events.

The price of gold decreased by approximately 29% at December 31, 2013 compared to December 31, 2012, with a decline in the price from $1,693 per ounce on January 2, 2013 to $1,201 per ounce on December 31, 2013. Current and future price declines could cause commercial production to be impracticable. If gold prices decline significantly, or decline for an extended period of time, we might not be able to continue our operations, develop our properties, or fulfill our obligations under our permits and licenses, or under our agreements with our partners. This could result in us losing our interest in some or all of our properties, or being forced to sell them, which could have a negative effect on our profitability and cash flow.

Our future revenues and earnings could also be affected by the prices of other commodities such as fuel and other consumable items. The prices of these commodities are affected by numerous factors beyond our control.

Our future plans rely substantially on mine development projects, which involve significant uncertainties and risk material cost overruns.

As a result of the substantial expenditures involved in development projects, developments are prone to material cost overruns versus budget. The capital expenditures and time required to develop new mines are considerable and changes in cost or construction schedules can significantly increase both the time and capital required to build the mine. The project development schedules are also dependent on obtaining the governmental approvals necessary for the operation of a mine. Substantial expenditures are required to build mining and processing facilities for new properties. The timeline to obtain these government approvals is often beyond our control. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase, resulting in delays and requiring more capital than anticipated.

Our failure to achieve production or cost estimates could have a material adverse effect on our future cash flows, profitability, results of operations and financial condition.

We have prepared estimates of future production, operating costs and capital costs for La Libertad Mine, Limon Mine, Masbate Mine and Otjikoto Project. The estimates can change or we may be unable to achieve them. Actual production and costs may vary from the estimates depending on a variety of factors, many of which are not within our control. These factors include, but are not limited to:

  actual ore mined varying from estimates of grade, tonnage, dilution, and metallurgical and other characteristics;
  short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades from those planned;
  mine failures, slope failures or equipment failures;
  industrial accidents;
  natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes;
  encountering unusual or unexpected geological conditions;
  changes in power costs and potential power shortages;
  exchange rate and commodity price fluctuations;
  shortages of principal supplies needed for operations, including explosives, fuels, water and equipment parts;
  labor shortages or strikes;
  litigation;
  civil disobedience and protests;
  restrictions or regulations imposed by governmental or regulatory authorities;
  permitting or licensing issues; or
  shipping interruptions or delays.

Properties not yet in production, or slated for expansion, are subject to higher risks as new mining operations often experience unexpected problems during the start-up phase, and production delays and cost adjustments can often happen. Failure to achieve production or cost estimates or material increases in costs could have a material adverse effect on our future cash flows, profitability, results of operations and financial condition.

Undue reliance should not be placed on estimates of mineral reserves and mineral resources, since these estimates are subject to numerous uncertainties. Our actual mineral reserves could be lower than mineral reserve estimates and mineral resources may never be converted into mineral reserves, which could adversely affect our operating results and financial condition.

The figures for mineral reserves and mineral resources are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that mineral reserves could be mined or processed profitably. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond our control. Such estimation is a subjective process, and the accuracy of any reserve or resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Short-term operating factors relating to the mineral reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period. In addition, there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Fluctuation in gold prices, results of drilling, metallurgical testing and production, increases in capital and operating costs, including the cost of labor, equipment, fuel and other required inputs and the evaluation of mine plans after the date of any estimate may require revision of such estimate. The volume and grade of mineral reserves mined and processed and the recovery rates may not be the same as currently anticipated. Any material reductions in estimates of mineral reserves and mineral resources, or of our ability to extract these mineral reserves, could have a material adverse effect on our results of operations and financial condition.

Inferred mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to uncertainty that may attach to inferred mineral resources, inferred mineral resources may not be upgraded to measured and indicated resources or proven and probable reserves as a result of continued exploration.

Our operations across several different countries subject us to various political, economic and other risks that could negatively impact our operations and financial condition.

Our exploration, development and production activities are currently conducted in Nicaragua, the Philippines, Namibia, Burkina Faso and Colombia and, as such, our operations are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to, the existence of possibility of:

  terrorism;
  hostage taking;
  military repression;
  extreme fluctuations in currency exchange rates;
  high rates of inflation;
  labor unrest;
  the risks of war or civil unrest;
  expropriation and nationalization;
  uncertainty as to the outcome of any litigation in foreign jurisdictions;
  uncertainty as to enforcement of local laws;
  environmental controls and permitting;
  restrictions on the use of land and natural resources;
  renegotiation or nullification of existing concessions;
  licenses;
  permits and contracts;
  illegal mining;
  changes in taxation policies;
  restrictions on foreign exchange and repatriation;
  corruption;
  unstable legal systems;
  changing political conditions;
  changes in mining policies;
  currency controls and governmental regulations that favor or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction or require equity participation by local citizens; and
  other risks arising out of foreign sovereignty issues.

We have interests in exploration and development properties that are located in developing countries, including Nicaragua, the Philippines, Namibia, Burkina Faso and Colombia and our mineral exploration and mining activities may be affected in varying degrees by political instability and governmental legislation and regulations relating to foreign investment and the mining industry. Changes, if any, in mining or investment policies or shifts in political attitude in Nicaragua, the Philippines, Namibia, Burkina Faso or Colombia may adversely affect our operations or profitability. Operations may be affected in varying degrees by:

  government regulations with respect to, but not limited to, restrictions on production, price controls, exchange controls, export controls, currency remittance, income or other taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety; and
  the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on us and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on our business, financial condition and results of operations.

Furthermore, in the event of a dispute arising from our activities, we may be subject to the exclusive jurisdiction of courts or arbitral proceedings outside of North America or may not be successful in subjecting persons to the jurisdiction of courts in North America, either of which could unexpectedly and adversely affect the outcome of a dispute.

Fluctuations in the price and availability of infrastructure and energy and other commodities could impact our profitability and development of projects.

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants which affect capital and operating costs. Our inability to secure adequate water and power resources, as well as other events outside of our control, such as unusual or infrequent weather phenomena, sabotage, community, or government or other interference in the maintenance or provision of such infrastructure, could adversely affect our operations, financial condition and results of operations.

Namibia may, in the short term, experience electricity shortages, inter alia, on account of the fact that (i) the demand for electricity is increasing, both on account of growth in GDP as well as on account of increased mining operations; (ii) the contracts for the supply of electricity with neighboring countries (particularly South Africa) may expire between 2013 and 2015, and may not be renewed due to electricity shortages in these neighboring countries; and (iii) projects for addressing electricity demand are in the preliminary stages, may take several years to complete, may not be financed easily or at all, and may experience delays or cancellations. In addition, Namibia is an arid country, and water resources are scarce. Although the Government of Namibia currently pursues a seawater desalination project, Namibia may in the short term experience water shortages, inter alia, on account of the following: (i) demand for water is increasing, both on account of growth in GDP as well as on account of increased mining operations; and (ii) the seawater desalination project pursued by the government may take several years to complete, may not be financed easily or at all, and may experience delays or cancellations.

Profitability is affected by the market prices and availability of commodities that we use or consume for our operations and development projects. Prices for commodities like diesel fuel, electricity, steel, concrete, and chemicals (including cyanide) can be volatile, and changes can be material, occur over short periods of time and be affected by factors beyond our control. Our operations use a significant amount of energy and depend on suppliers to meet those needs; however, sometimes no alternative source is available. Higher costs for construction materials like steel and concrete, or tighter supplies, can affect the timing and cost of our development projects.

If there is a significant and sustained increase in the cost of certain commodities, we may decide that it is not economically feasible to continue some or all of our commercial production and development activities, and this could have an adverse effect on our profitability.

Higher worldwide demand for critical resources like input commodities, drilling equipment, tires and skilled labor could affect our ability to acquire them and lead to delays in delivery and unanticipated cost increases, which could have an effect on our operating costs, capital expenditures and production schedules.

Further, we rely on certain key third-party suppliers and contractors for equipment, raw materials and services used in, and the provision of services necessary for, the development, construction and continuing operation of our assets. As a result, our operations at our sites are subject to a number of risks, some of which are outside of our control, including negotiating agreements with suppliers and contractors on acceptable terms, the inability to replace a supplier or contractor and its equipment, raw materials or services in the event that either party terminates the agreement, interruption of operations or increased costs in the event that a supplier or contractor ceases its business due to insolvency or other unforeseen events and failure of a supplier or contractor to perform under its agreement with us. The occurrence of one or more of these risks could have a material adverse effect on our business, results of operations and financial condition.

Mining is inherently dangerous and subject to conditions or events beyond our control, which could have a material adverse effect on our business, and mineral exploration is speculative and uncertain.

Mining operations generally involve a high degree of risk. Our operations are subject to all the hazards and risks normally encountered in the exploration, development and production of gold, including:

  unusual and unexpected geologic formations;
  seismic activity;
  rock bursts;
  cave-ins or slides;
  flooding;
  pit wall failure;
  periodic interruption due to inclement or hazardous weather conditions; and
  other conditions involved in the drilling and removal of material,

any of which could result in damage to, or destruction of, mines and other producing facilities, personal injury or deaths, damage to property, environmental damage and possible legal liability. Milling operations are subject to hazards such as fire, equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability.

Mineral exploration and development involves significant risks and uncertainties, which could have a material adverse effect on our business, results of operations and financial condition.

Although our activities are primarily directed towards mining operations, our activities also include the exploration for and development of mineral deposits. The exploration for and development of mineral deposits involves significant risks that even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines and no assurance can be given that minerals will be discovered in sufficient quantities or having sufficient grade to justify commercial operations or that funds required for development can be obtained on a timely basis. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs we or any of our joint venture partners plan will result in a profitable commercial mining operation.

Whether a mineral deposit will be commercially viable depends on a number of factors, including, but not limited to:

  the particular attributes of the deposit, such as size, grade, metallurgy and proximity to infrastructure;
  metal prices which are highly cyclical;
  the cost of operations and processing equipment; and
  government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, allowable production, importing and exporting of minerals and environmental protection.

The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in our inability to receive an adequate return on invested capital, which could have a material adverse effect on our business, results of operations and financial condition.

Hedging activities and ore purchase commitments could have a material adverse effect on our business, results of operations and financial condition.

In the second and third quarters of 2013, as a result of the requirements under the Credit Facility, we entered into a series of “zero-cost put/call” collar contracts for gold with settlements scheduled between January 30, 2015 and December 31, 2018 with an average floor price of $1,000 per ounce and an average ceiling price of $1,721 per ounce.

In addition, under the terms of the Credit Facility, we are required to maintain gold contracts, within certain parameters, over the term of the facility in order to manage the risk of volatility in our future operating income and reduce risk in respect of debt service obligations. As a result, we entered into a series of rand denominated gold forward contracts in the second quarter of 2013 for 117,984 ounces of gold with settlements scheduled between January 30, 2015 and December 31, 2018 at an average price of 14,912 rand per ounce.

Subsequent to December 31, 2013, we entered into rand denominated gold forward contracts for a further 74,430 ounces at an average price of 16,359 rand per ounce with settlement dates scheduled between July 31, 2015 and December 31, 2018.

From time to time we may engage in commodity hedging transactions intended to reduce the risk associated with fluctuations in metal prices, but there is no assurance that any such transaction will be successful. Furthermore, hedging transactions may prevent us from realizing the full benefit of the price increases.

In addition, pursuant to the ore purchase agreement between PGPRC and FRC, PGPRC has agreed to purchase all ore from the Masbate Mine at a price equal to the production cost for the ore plus a predetermined percentage. Decreases in the market price of gold, increases in production costs at the Masbate Mine or a combination of both may make performance by PGPRC under the agreement not economically desirable or feasible. In such a circumstance, we would seek to curtail production at the Masbate Mine or negotiate another mutually agreeable resolution with the Philippine shareholder of FRC; however, we may not be successful in such efforts.

We require licenses, permits and approvals from various governmental authorities to conduct our operations, the failure to obtain or loss of which could have a material adverse effect on our business.

Our mining operations in Nicaragua and the Philippines, and our exploration and development projects in Namibia, Burkina Faso and Colombia, are subject to receiving and maintaining licenses, permits and approvals from appropriate governmental authorities. Although our mining operations currently have all required licenses, permits and approvals that we believe are necessary for operations as currently conducted, additional permits will be required for the Otjikoto Project to enter into production. In addition, there have in the past been challenges to permits that were temporarily successful and delays in the renewal of certain permits. There is no assurance that delays will not occur in connection with obtaining necessary renewals of authorizations for the existing operations, additional licenses, permits and approvals for the Otjikoto Project and future operations, or additional licenses, permits and approvals associated with new legislation. Before any development on any of our properties, we must receive licenses, permits and approvals from appropriate governmental authorities. We may not be able to receive or continue to hold all authorizations necessary to develop or continue operating at any particular property. An inability to obtain or conduct our mining operations pursuant to applicable authorizations would materially reduce our production and cash flow and could undermine our profitability.

We are subject to risks relating to environmental regulations and our properties may be subject to environmental hazards, which may have a material adverse effect on our business, operations and financial condition.

Our operations are subject to local laws and regulations regarding environmental matters, including, without limitation, the use or abstraction of water, land use and reclamation, air quality and the discharge of mining wastes and materials. Any changes in these laws could affect our operations and economics. Environmental laws and regulations change frequently, and the implementation of new, or the modification of existing, laws or regulations could harm us. We cannot predict how agencies or courts in foreign countries will interpret existing laws and regulations or the effect that these adoptions and interpretations may have on our business or financial condition.

We may be required to make significant expenditures to comply with governmental laws and regulations. Any significant mining operations will have some environmental impact, including land and habitat impact, arising from the use of land for mining and related activities, and certain impact on water resources near the project sites, resulting from water use, rock disposal and drainage run-off. We may also acquire properties with known or undiscovered environmental risks. Any indemnification from the entity from whom we have acquired such properties may not be adequate to pay all the fines, penalties and costs (such as clean-up and restoration costs) incurred related to such properties.

Production at our mines involves the use of various chemicals, including certain chemicals that are designated as hazardous substances, including sodium cyanide, as discussed below. Some of our properties also have been used for mining and related operations for many years before we acquired them and were acquired as is or with assumed environmental liabilities from previous owners or operators. We have been required to address contamination at our properties in the past and may need to continue to do so in the future, either for existing environmental conditions or for leaks or discharges that may arise from our ongoing operations or other contingencies. Contamination from hazardous substances, either at our own properties or other locations for which we may be responsible, may subject us to liability for the investigation or remediation of contamination, as well as for claims seeking to recover for related property damage, personal injury or damage to natural resources. The occurrence of any of these adverse events could have a material adverse effect on our future growth, results of operations and financial position.

Production at certain of our mines involves the use of sodium cyanide, which is a toxic material. Should sodium cyanide leak or otherwise be discharged from the containment system, we may become subject to liability for cleanup work that may not be insured. While appropriate steps will be taken to prevent discharge of pollutants into the ground water and the environment, we may become subject to liability for hazards that we may not be insured against and such liability could be material.

While we believe we do not currently have any material unsatisfied environmental obligations, exploration activities may give rise in the future to significant liabilities on our part to the government and third parties and may require us to incur substantial costs of remediation. Additionally, we do not maintain insurance against environmental risks. As a result, any claims against us may result in liabilities that we will not be able to afford, resulting in the failure of our business.

In some jurisdictions, forms of financial assurance are required as security for reclamation activities. The cost of our reclamation activities may materially exceed our provisions for them, or regulatory developments or changes in the assessment of conditions at closed operations may cause these costs to vary substantially, positively or negatively, from prior estimates of reclamation liabilities.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in exploration operations may be required to compensate those suffering loss or damage by reason of the exploration activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws. Amendments to current laws, regulations and permits governing operations and activities of exploration companies, or more stringent implementation thereof, could have a material adverse impact on us and cause increases in expenditures and costs or require abandonment or delays in developing new mining properties.

Our operations are associated with the emission of ‘greenhouse gases’. Ongoing international negotiations which aim to limit greenhouse gas emissions may result in the introduction of new regulations, and may have an adverse impact on our operations.

Our operations are subject to other stringent laws and regulations, which could significantly limit our ability to conduct our business.

In addition to environmental laws and permitting requirements, our activities are subject to stringent laws and regulations governing, among other things:

  prospecting, development and production;
  imports and exports;
  taxes;
  labor standards; occupational health and mine safety;
  mineral tenure, land title and land use;
  water and air quality regulations;
  protection of endangered and protected species;
  social legislation; and
  other matters.

Compliance with these laws may require significant expenditures. If we are unable to comply fully, we may be subject to enforcement actions or other liabilities, or our image may be harmed, all of which could materially affect our operating costs, delay or curtail our operations or cause us to be unable to obtain or maintain required permits. There can be no assurance that we have been or will be at all times in compliance with all applicable laws regulations, that compliance will not be challenged or that the costs of complying with current and future laws and regulations will not materially or adversely affect our business, operations or results.

New laws and regulations, amendments to existing laws and regulations or administrative interpretation, or more stringent enforcement of existing laws and regulations, whether in response to changes in the political or social environment we operate in or otherwise, could have a material and adverse effect on our future cash flow, results of operations and financial condition.

We are subject to a variety of risks associated with joint ventures, which could result in a material adverse effect on our future growth, results of operations and financial position.

A number of the properties in which we have an interest are the subject of joint venture arrangements with other mining companies and will be subject to the risks normally associated with the conduct of joint ventures. The existence or occurrence of one or more of the following circumstances and events could have a material adverse effect on the viability of our interests held through joint ventures, which could have a material adverse effect on our future growth, results of operations and financial conditions:

  inability to exert influence over certain strategic decisions made in respect of joint venture properties;
  a joint venture participant having economic or business interests or goals that are, or become, inconsistent with our business interests or goals;
  bankruptcy of the joint venture participant;
  disagreement with joint venture participants on how to develop and operate mines efficiently;
  inability of participants to meet their obligations to the joint venture or third parties; and
  litigation between participants regarding joint venture matters.

Under the Gramalote Project joint venture with AngloGold, in order to proceed with a development proposal, the management committee must consider a proposal for mining and production of minerals from the Gramalote property area based on a feasibility study. Proceeding with such a proposal requires unanimous approval of the management committee. In the event that unanimous approval is not obtained, a party to the joint venture may elect to proceed on its own with a development proposal if that party voted in favour of proceeding. The other party would have a further opportunity to elect to participate and proceed, but if it elects not to participate, the joint venture party wishing to proceed may do so on its own. In such case, the portion of the property that is the subject of the proposal is to be “excised” and the developing party will be required to purchase it at either an agreed value or a value determined by an independent third party and the selling party would have no further interest in such portion of the property that is the subject of the development proposal.

We need to continually obtain additional mineral reserves for production of gold and other metals.

As mine life is limited based on proven and probable mineral reserves, we must continually replace and expand our mineral reserves and any necessary associated surface rights as our mines produce gold. The life-of-mine estimates for each of our operating mines are based on our best estimate given the information available to us. These estimates may not be correct.

Our ability to maintain or increase annual production of gold and other metals will depend significantly on:

  our mining operations at La Libertad Mine, Limon Mine and Masbate Mine;
  our development of the Otjikoto Project, the Gramalote Project and the Kiaka Project;
  our ability to expand mineral reserves and mineral resources at existing mines; and
  our ability to find and/or acquire new mineral reserves and mineral resources and bring new mines into production.

We may be unable to identify appropriate acquisition targets or complete desirable acquisitions, and we may be unsuccessful in integrating businesses and assets that we have acquired or may acquire in the future.

As part of our business strategy, we have sought and will continue to seek new operating and development opportunities in the mining industry. In pursuit of such opportunities, we may fail to select appropriate acquisition candidates or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their personnel into B2Gold. There can be no assurance that we can complete any acquisition or business arrangement that we pursue, or are pursuing, on favorable terms, if at all, or that any acquisitions or business arrangements completed will ultimately benefit our business. Further, acquisitions require a significant amount of time and attention of our management, as well as resources that otherwise could be spent on the operation and development of our existing business.

Acquisitions are accompanied by risks, such as a significant decline in the relevant metal price after we commit to complete an acquisition on certain terms; the quality of the mineral deposit acquired proving to be lower than expected; the difficulty of assimilating the operations and personnel of any acquired companies; the potential disruption of our ongoing business; the inability of management to realize anticipated synergies and maximize our financial and strategic position; the failure to maintain uniform standards, controls, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; and the potential for unknown or unanticipated liabilities associated with acquired assets and businesses, including tax, environmental or other liabilities. There can be no assurance that acquired businesses or assets will be profitable, that we will be able to integrate the acquired businesses or assets successfully or that we will identify all potential liabilities during the course of due diligence. Any of these factors could have a material adverse effect on our business, expansion, results of operations and financial condition.

Our use of CGA’s or Volta’s publicly disclosed information could result in unanticipated liabilities or expenses, increase the cost of integrating the companies or adversely affect our operational and development plan and our results of operations and financial condition.

Unless otherwise indicated herein, all historical information regarding CGA and Volta and the property interests that we acquired pursuant to our acquisition of CGA and Volta, respectively, including financial information and mineral reserves and resources, has been derived from publicly disclosed information. Although we have no reason to doubt the accuracy or completeness of such publicly disclosed information, any inaccuracy or material omission in CGA’s or Volta’s publicly disclosed information could result in unanticipated liabilities or expenses, increase the cost of integrating the companies or adversely affect our operational and development plan and our results of operations and financial condition.

Fluctuations in foreign currency exchange rates could materially affect our business, financial condition, results of operations and liquidity.

Our assets and operations are located in Canada, Nicaragua, the Philippines, Namibia, Burkina Faso and Colombia. As a result, we have foreign currency exposure with respect to items not denominated in U.S. dollars. The three main types of foreign exchange risk we face can be categorized as follows:

  Transaction exposure: our operations sell commodities and incur costs in different currencies. This creates exposure at the operational level, which may affect our profitability as exchange rates fluctuate;
  Exposure to currency risk: we are exposed to currency risk through a portion of the following assets and liabilities denominated in currencies other than the U.S. dollar: cash and cash equivalents, trade and other receivables, trade and other payables, reclamation and closure costs obligations, warrants and gross balance exposure; and
  Translation exposure: our functional and reporting currency is U.S. dollars. Our other operations may have assets and liabilities denominated in currencies other than the U.S. dollar, with translation foreign exchange gains and losses included from these balances in the determination of profit or loss. Therefore, as the exchange rates between the Canadian dollar, Nicaraguan córdoba, Philippine peso, Colombian peso, Namibian dollar and West African CFA franc fluctuate against the United States dollar, we will experience foreign exchange gains and losses, which can have a significant impact on our consolidated operating results. The exchange rate between the córdoba and the United States dollar varies according to a pattern set by the Nicaraguan Central Bank. The córdoba has been annually devalued versus the United States dollar by means of a crawling peg mechanism, which currently stands at approximately 5%.

Starting in the second quarter of 2012, we entered into foreign currency contracts to manage our foreign currency exposure of forecasted expenditures denominated in Namibian dollars relating to the development of our Otjikoto Project. As the Namibian dollar is pegged to the South African Rand, we entered into foreign currency contracts between the South African Rand and the United States dollar due to the Rand’s greater liquidity. While these contracts are designed to reduce our foreign currency exposure, they may result in our losing the benefit of favorable changes in foreign currency exchange rates or, if we incorrectly gauge the timing of forecasted expenditures in Namibian dollars, we may have foreign currency exposure under the contracts.

As a result, fluctuations in currency exchange rates could significantly affect our business, financial condition, results of operations and liquidity.

We may not be able to obtain additional financing on acceptable terms, or at all.

Future exploration, development, mining, and processing of minerals from our properties could require substantial additional financing. No assurances can be given that we will be able to raise the additional funding that may be required for such activities, should such funding not be fully generated from operations. To meet such funding requirements, we may be required to undertake additional equity financing, which would be dilutive to shareholders. Debt financing, if available, may involve certain restrictions on operating activities or other financings. There is no assurance that such equity or debt financing will be available to us or that they would be obtained on terms favourable to us, if at all, which may adversely affect our business and financial position. Failure to obtain sufficient financing may result in delaying or indefinite postponement of exploration, development, or production on any or all of our properties, or even a loss of property interests.

Because our property interests and exploration activities in Colombia are subject to political, economic and other uncertainties, situations may arise that could have a material adverse effect on our business.

The status of Colombia as a developing country may make it difficult for us to obtain any required financing for our projects. Notwithstanding the progress achieved in restructuring Colombian political institutions and revitalizing its economy, the present administration, or any successor government, may not be able to sustain the progress achieved. While the Colombian economy has experienced growth in recent years, such growth may not continue in the future at similar rates or at all. If the economy of Colombia fails to continue its growth or suffers a recession, our exploration efforts may be affected.

Further, Colombia has in the past experienced a difficult security environment as well as political instability. In particular, various illegal groups that may be active in and around regions in which we are present may pose a credible threat of terrorism, extortion and kidnapping, which could have an adverse effect on our operations in such regions. In the event that continued operations in these regions compromise our security or business principles, we may withdraw from these regions on a temporary or permanent basis, which in turn, could have an adverse impact on our results of operations and financial condition. No assurances can be given that our plans and operations will not be adversely affected by future developments in Colombia. Any changes in regulations or shifts in political attitudes are beyond our control and may adversely affect our business.

Because our property interests and exploration activities in Namibia are subject to political, economic and other uncertainties, situations may arise that could have a material adverse effect on our business.

The Namibian economy is highly dependent on the mining sector, which, in 2013, was estimated at approximately 8% of gross domestic product (“GDP”). Namibia is also highly dependent on foreign imports, including fuel. These factors make the Namibian economy vulnerable to adverse commodity price fluctuations, which could have a material adverse effect on our business.

In addition, Namibia is a member of the Southern African Customs Union (“SACU”), which provides for a common external tariff and guarantees free movement of goods between its member states. A high proportion of Namibia’s trade is conducted with SACU members and, in its 2014 budget, the Namibian Ministry of Finance estimated that the SACU revenue would account for approximately 34.7% of Namibia’s total government revenue. Accordingly, the Namibian Government is highly dependent on SACU revenue, but Namibia’s share of the SACU revenue is expected to gradually decline in the foreseeable future, as a result of which the Namibian government may be compelled to introduce additional taxes or increase current tax rates, which could have a material adverse effect on our business.

Failure to comply with Philippines regulations could have a material adverse effect on our business, operations and financial condition.

The Constitution of the Philippines provides that all natural resources are owned by the State which may enter into a coproduction, joint venture or production sharing agreement with citizens of the Philippines or corporations or associations whose capital is at least 60% owned by Philippine citizens. Commonwealth Act No. 108, as amended (the “Anti-Dummy Act”), provides penalties for, among others: (a) Filipinos who permit aliens to use them as nominees or dummies so that the aliens could enjoy privileges otherwise reserved for Filipinos or Filipino corporations, and (b) aliens or foreigners who profit from the adoption of these dummy relationships. It also penalizes the act of falsely simulating the existence of minimum stock or capital as owned by citizens of the Philippines or any other country in cases in which a constitutional or legal provision requires that before a corporation or association may exercise or enjoy a right, franchise or privilege, not less than a certain percentage of its capital must be owned by such citizens.

The Anti-Dummy Act likewise prohibits aliens from intervening in the management, operation, administration or control of nationalized business or enterprises, whether as officers, employees or laborers, with or without remuneration, except that aliens may take part in technical aspects only, provided (a) no Filipino can do such technical work, and (b) it is with express authority from the Secretary of Justice. The Anti-Dummy Act also allows the election of aliens as members of the boards of directors or the governing bodies of corporations or associations engaged in partially nationalised activities in proportion to their allowable participation or share in the capital of such entities. Although we believe our structure complies with all Philippine regulations, there is a risk that, given the limited precedents to date in the country, it could be changed or challenged. Our failure to comply with Philippines regulations could have a material adverse effect on our business, operations and financial condition.

Our operations would be adversely affected if we fail to maintain satisfactory labor relations or attract and retain skilled personnel.

Production at our mining operations is dependent upon the efforts of our employees and B2Gold’s relations with its unionized and non-unionized employees. Some of our employees are represented by labor unions under various collective labor agreements. We are currently negotiating new collective bargaining agreements covering the workers at the Limon Mine. The collective bargaining agreement covering the workers at La Libertad Mine is effective until June 25, 2014 at which time the parties will commence negotiation of a new agreement. Any of the parties involved may present a draft of a new collective bargaining agreement with 60 days prior to expiration date, although the existing collective bargaining agreement will continue in effect until a new one has been approved. We may not be able to satisfactorily renegotiate our collective labor agreements when they expire and may face tougher negotiations or higher wage demands than would be the case for non-unionized labor. In addition, existing labor agreements may not prevent a strike or work stoppage at our facilities in the future. In addition, relations between us and our employees may be affected by changes in the scheme of labor relations that may be introduced by the relevant governmental authorities in those jurisdictions in which we carry on business. Changes in such legislation or in the relationship between us and our employees may have a material adverse effect on our business, financial condition and results of operations.

The Limon Mine has experienced labor issues in the past, including work stoppages or suspension of operations due to legal or illegal strikes or illegal road blockades. Time may be lost to strikes (legal and illegal). In addition, our operations at La Libertad Mine have been disrupted by work stoppages due to illegal road blockades. We are continuing to seek a permanent solution to these disruptions; however, there can be no assurance that a permanent solution will be found and that we will not have to suspend operations again. Suspension of our operations at the Limon Mine, La Libertad Mine or any of our other mines or properties could have a material adverse effect on our business, financial condition and results of operations.

In Namibia, due to high levels of unemployment, and restrictive immigration policies applied by the Namibian Ministry of Home Affairs, it may be difficult for us to obtain employment permits for skilled personnel that may be required in exploration or mining operations. In addition, Namibia suffers from high levels of poverty. Although the Namibian government spends a significant proportion (the highest single budget amount) on education, education initiatives and programmes may take time to take effect. Currently, a significant proportion of the Namibian work-force can be classified as unskilled or semi-skilled laborers, as a result of which it may be difficult for employers to find skilled personnel for specialized tasks. Shortages of suitably qualified personnel in Namibia could have a material adverse effect on our business, financial condition and results of operations.

We are subject to risks related to community relations and community action.

As a mining business, we may come under pressure in the jurisdictions in which we operate, or will operate in the future, to demonstrate that other stakeholders (including employees, communities surrounding operations and the countries in which they operate) benefit and will continue to benefit from our commercial activities, and/or that we operate in a manner that will minimize any potential damage or disruption to the interests of those stakeholders. We may face opposition with respect to our current and future development and exploration projects which could materially adversely affect our business, results of operations and financial condition.

Further, certain NGOs, some of which oppose globalization and resource development, are often vocal critics of the mining industry and its practices, including the use of hazardous substances in processing activities. Adverse publicity generated by such NGOs or others related to extractive industries generally, or our operations specifically, could have an adverse effect on our reputation and financial condition and may impact our relationship with the communities in which we operate. They may install road blockades, apply for injunctions for work stoppage and file lawsuits for damages. These actions can relate not only to current activities but also historic mining activities by prior owners and could have a material, adverse effect on our operations. They may also file complaints with regulators in respect of B2Gold’s, and our directors’ and insiders’, regulatory filings, either in respect of us or other companies. Such complaints, regardless of whether they have any substance or basis in fact or law, may have the effect of undermining the confidence of the public or a regulator in B2Gold or such directors or insiders and may adversely affect the price of our securities or our prospects of obtaining the regulatory approvals necessary for advancement of some or all of our exploration and development plans or operations.

We seek to operate in a socially responsible manner. However, there can be no guarantee that our efforts in this respect will address these risks.

We rely on outside contractors to conduct certain mining and exploration activities, which could result in a material adverse effect on our business, results of operations and financial condition.

Certain of our mining and exploration activities, particularly those in the Philippines, are conducted by outside contractors. As a result, our operations at these sites will be subject to a number of risks, some of which will be outside of our control, including:

  negotiating agreements with contractors on acceptable terms;
  the inability to replace a contractor and its operating equipment in the event that either party terminates the agreement;
  reduced control over such aspects of operations that are the responsibility of the contractor;
  failure of a contractor to perform under its agreement with us;
  interruption of operations in the event that a contractor ceases its business due to insolvency or other unforeseen events;
  failure of a contractor to comply with applicable legal and regulatory requirements, to the extent that it is responsible for such compliance; and
  problems of a contractor with managing its workforce, labor unrest or other employment issues.

In addition, we may incur liability to third parties as a result of the actions of a contractor. The occurrence of one or more of these risks could have a material adverse effect on our business, results of operations and financial condition.

Our inability to overcome problems related to weather and climate in the remote areas in which we operate could have a material adverse effect on our business, results of operations and financial condition.

Certain of our operations are located in remote areas and are affected by adverse climate issues, resulting in technical challenges for conducting both geological exploration and mining operations. Although we benefit from modern mining technology, we may sometimes be unable to overcome problems related to weather and climate either expeditiously or at a commercially reasonable cost, which could have a material adverse effect on our business, results of operations and financial condition.

We may encounter conflicts with small scale miners in certain countries which could have a material adverse effect on our operations.

Small scale miners have been operating in Aroroy, Masbate Province since 1979 without obtaining a valid mining or processing permits issued by the government. Some of these mining and processing operations are within the property of FRC, and there has been evidence of contamination from tailing and effluent discharges within the Masbate property boundary. Although FRC is not legally liable for their contamination, CGA has attempted to limit the activities of these miners and inform the public about the risk of contamination. In line with attempts to limit and control their activities, CGA, in coordination with the local and national governments, began a process to enter into agreements with small scale miners. The agreements will require the formation of local cooperatives to legally apply for mining and processing permits and work on some areas of our mineral tenements that are not suitable for large scale mining and limited to a definite period of time. There is also a natural conflict in objectives between small scale miners and B2Gold and FRC, as the small scale miners have no legal rights to mine and are keen to access as much ore as possible. In contrast, B2Gold and FRC have a stated position of allowing some level of activity; however, B2Gold and FRC require it to be contained to nominated areas only and subject to the law governing small scale mining in the country. Accordingly, there are risks that conflict can arise that could materially adversely affect the operations of B2Gold and/or FRC.

In Nicaragua, there is a long history of small scale miner activity throughout the country. Nicaraguan law provides that 1% of a concession be available for artisanal (non-mechanized) activity. At La Libertad, we have executed several agreements with local cooperatives, and process a portion of their output from areas that are mutually agreed upon. There is also independent artisanal mining being carried out. Small scale miner issues are managed by a specific specialized group at La Libertad Mine, and the focus has been to ensure that we and artisanal miners coexist within the concession. At Limon Mine, there has been no artisanal activity in the active mining area; however, in outlying non-producing concessions, there are some areas of extensive small scale miner workings. The number of artisanal miners has increased as the price of gold has increased. There is a risk of conflict with the small scale miners which could materially adversely affect our operations. Further development of our mining activities may require the relocation and physical resettlement of artisanal miners and development plans may be impacted as a result. Any delays as a result of potential relocation or resettlement could negatively impact us and may result in additional expenses or prevent further development.

Small scale artisanal miners may use sodium cyanide or mercury which is a toxic material. Should an artisanal miner’s sodium cyanide or mercury leak or otherwise be discharged into our mineral properties, we may become subject to liability for clean-up work that may not be insured. Related clean-up work may have a material adverse effect on our operations.

Mineral rights or surface rights to our properties could be challenged, and, if successful, such challenges could have a material adverse effect on our production and results of operations.

Our ability to carry out successful mineral exploration and development activities and mining operations will depend on a number of factors including compliance with our obligations with respect to acquiring and maintaining title to our interest in certain properties. The acquisition of title to mineral properties is a very detailed and time-consuming process. No guarantee can be given that we will be in a position to comply with all such conditions and obligations, or to require third parties to comply with their obligations with respect to such properties. Furthermore, while it is common practice that permits and licenses may be renewed, extended or transferred into other forms of licenses appropriate for ongoing operations, no guarantee can be given that a renewal, extension or a transfer will be granted to us or, if they are granted, that we will be in a position to comply with all conditions that are imposed. A number of our interests are the subject of pending applications to register assignments, extend the term, and increase the area or to convert licenses to concession contracts and there is no assurance that such applications will be approved as submitted.

The interests in our properties may not be free from defects or the material contracts between us and the entities owned or controlled by a foreign government may be unilaterally altered or revoked. There can be no assurances that our rights and title interests will not be revoked or significantly altered to our detriment. There can be no assurances that our rights and title interests will not be challenged or impugned by third parties. Our interests in properties may be subject to prior unregistered liens, agreements, claims or transfers and title may be affected by, among other things, undetected defects or governmental actions.

Certain of our property interests are also the subject of joint ventures that give us the right to earn an interest in the properties. To maintain a right to earn an interest in the properties, we may be required to make certain expenditures in respect of the property maintenance by paying government claim and other fees. If we fail to make the expenditures or fail to maintain the properties in good standing, we may lose our right to such properties and forfeit any funds expended to such time.

We depend on key personnel and our inability to attract and retain such persons in the future could have an adverse effect on our operations.

Our success will be largely dependent upon the performance of our key officers, employees and consultants. Locating and developing mineral deposits depends on a number of factors, not the least of which is the technical skill of the exploration, development and production personnel involved. Our success is largely dependent on the performance of our key personnel. Failure to retain key personnel or to attract or retain additional key individuals with necessary skills could have a materially adverse impact upon our success. We have not purchased any “key-man” insurance with respect to any of our directors, officers or key employees and have no current plans to do so.

Our directors and officers may have interests that conflict with our interests.

Certain of our directors and officers are or may become associated with other mining and mineral exploration industry companies which may give rise to conflicts of interest. In accordance with the BCBCA, directors who have a material interest in any person who is a party to a material contract or a proposed material contract with us are required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any resolution to approve the contract. In addition, directors and officers are required to act honestly and in good faith with a view to our best interests. However, circumstances (including with respect to future corporate opportunities) may arise which are resolved in a manner that is unfavorable to us.

Our insurance does not cover all potential losses, liabilities and damage related to our business and certain risks are uninsured or uninsurable.

Our business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labor disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, hurricanes and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to our properties or the properties of others, delays in mining, monetary losses and possible legal liability.

Although we maintain insurance to protect against certain risks in such amounts as we consider to be reasonable, our insurance will not cover all the potential risks associated with our operations and insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. It is not always possible to obtain insurance against all risks and we may decide not to insure against certain risks because of high premiums or other reasons. Moreover, insurance against risks such as loss of title to mineral property, environmental pollution or other hazards as a result of exploration and production is not generally available to us or to other companies in the mining industry on acceptable terms. Losses from these events may cause us to incur significant costs that could have a material adverse effect upon our financial performance and results of operations.

We may be unable to compete successfully with other mining companies.

The mining industry is intensely competitive in all of its phases, and we compete with many companies possessing greater financial resources and technical facilities than us with respect to the discovery and acquisition of interests in mineral properties, and the recruitment and retention of qualified employees and other persons to carry out our mineral production and exploration activities. Competition in the mining industry could adversely affect our prospects for mineral exploration and development in the future, which could have a material adverse effect on our revenues, operations and financial condition.

We are subject to litigation risks which could have a material adverse effect on our business, results of operations and financial position.

All industries, including the mining industry, are subject to legal claims, with and without merit. We are, from time to time, involved in various claims, legal proceedings and complaints arising in the ordinary course of business. In addition, companies like ours that have experienced volatility in their share price have been subjected to class action securities litigation by shareholders. Defense and settlement costs can be substantial, even for claims that are without merit. Due to the inherent uncertainty of the litigation process, the litigation process could take away from management time and effort and the resolution of any particular legal proceeding to which we may become subject could have a material adverse effect on our business, results of operations and financial position.

Current global financial conditions have been subject to continued volatility.

Current global financial conditions have been subject to continued volatility. Government debt and the risk of sovereign defaults in many countries have been causing significant uncertainties in the markets. High levels of volatility and market turmoil could adversely impact commodity prices, exchange rates and interest rates and have a detrimental effect on our business.

We are subject to taxation in several different jurisdictions, and adverse changes to the taxation laws of such jurisdictions could have a material adverse effect on our profitability.

We have operations and conduct business in a number of different jurisdictions and we are subject to the taxation laws of each such jurisdiction. These taxation laws are complicated and subject to changes and are subject to review and assessment in the ordinary course. Any such changes in taxation law or reviews and assessments could result in higher taxes being payable by us, which could adversely affect our profitability. Taxes may also adversely affect our ability to repatriate earnings and otherwise deploy our assets.

We may fail to achieve and maintain the adequacy of internal control over financial reporting as required by the Sarbanes-Oxley Act.

In June 2013, our Common Shares became registered under the U.S. Securities Exchange Act of 1934, as amended, and listed on the NYSE-MKT and, accordingly, we became subject to the reporting and other requirements of the U.S. federal securities laws that apply to foreign private issuers, including the requirement to maintain effective internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act (“SOX”). SOX requires management to do an annual assessment of our internal controls over financial reporting, and for our external auditors to conduct an independent assessment of their effectiveness. As a new reporting company, we were not required to conduct such annual assessment until the completion of fiscal 2013, and we will be exempted from the management assessment reporting and auditor attestation requirements in respect of our first annual assessment.

Our internal controls over financial reporting may not be adequate, or we may not be able to maintain them as required by SOX. We also may not be able to maintain effective internal controls over financial reporting on an ongoing basis, if standards are modified, supplemented or amended from time to time.

If we do not satisfy the SOX requirements on an ongoing and timely basis, investors could lose confidence in the reliability of our financial statements, and this could harm our business and have a negative effect on the trading price of our common shares or the market value of our other securities.

If we do not implement new or improved controls, or experience difficulties in implementing them, it could harm our operating results or we may not be able to meet our reporting obligations. We may not be able to remediate material weaknesses, if any are identified in future periods, or maintain all of the necessary controls to ensure continued compliance. We also may not be able to retain personnel who have the necessary finance and accounting skills because of the increased demand for qualified personnel among publicly traded companies.

Our recent acquisitions and any other acquisition we make in the future can pose challenges in implementing the required processes, procedures and controls in the new operations. Any companies we acquire may not have disclosure controls and procedures or internal controls over financial reporting that are as thorough or effective as those required by the securities laws that currently apply to us.

If any of our staff fail to disclose material information that is otherwise required to be reported, no evaluation can provide complete assurance that our internal controls over financial reporting will detect this. The effectiveness of our controls and procedures could also be limited by simple errors or faulty judgments. Continually enhancing our internal controls is important, especially as we expand and the challenges involved in implementing appropriate internal controls over financial reporting will increase. Although we intend to devote substantial time to ensuring ongoing compliance, and incurring the necessary costs associated with this, we are not certain that we will be successful in complying with section 404 of SOX.

We follow corporate governance requirements of Canadian corporate and securities laws.

We comply with corporate governance guidelines and disclosure standards that apply to Canadian companies listed on the Toronto Stock Exchange (“TSX”), and with corporate governance standards that apply to us as a foreign issuer listed on the NYSE-MKT and registered with the SEC in the United States.

Although we substantially comply with NYSE-MKT’s corporate governance guidelines, we are exempt from certain NYSE-MKT requirements because we comply with Canadian corporate governance requirements. We may from time to time seek other relief from corporate governance and exchange requirements and securities laws from the NYSE-MKT and other regulators.

Aboriginal and local community title claims and rights to consultation and accommodation may affect our existing operations and development projects.

Governments in many jurisdictions must consult with Aboriginal peoples and local communities with respect to grants of mineral rights and the issuance or amendment of project authorizations. Consultation and other rights of Aboriginal people and local communities may require accommodations, including undertakings regarding employment, royalty payments and other matters. This may affect our ability to acquire within a reasonable time frame effective mineral titles, permits or licenses in these jurisdictions and may affect the timetable and costs of development of mineral properties in these jurisdictions. The risk of Aboriginal title claims also could affect existing operations as well as development projects. These legal requirements may also affect our ability to expand or transfer existing operations or to develop new projects.

We are subject to various anti-corruption laws and regulations and our failure to comply with such laws and regulations may have a material adverse impact on our business, financial condition and results of operations.

We are subject to various U.S., Canadian and foreign anti-corruption laws and regulations such as the Canadian Corruption of Foreign Public Officials Act. In general, these laws prohibit a company and its employees and intermediaries from bribing or making other prohibited payments to foreign officials or other persons to obtain or retain business or gain some other business advantage. According to Transparency International, Nicaragua, the Philippines, Namibia, Burkina Faso and Colombia are perceived as having fairly high levels of corruption relative to Canada. We cannot predict the nature, scope or effect of future regulatory requirements to which our operations might be subject or the manner in which existing laws might be administered or interpreted. Failure to comply with the applicable legislation and other similar foreign laws could expose us and our senior management to civil and/or criminal penalties, other sanctions and remedial measures, legal expenses and reputational damage, all of which could materially and adversely affect our business, financial condition and results of operations. Likewise, any investigation of any alleged violations of the applicable anti-corruption legislation by Canadian or foreign authorities could also have an adverse impact on our business, financial condition and results of operations.

DIVIDENDS

We have not declared any dividends or distributions on our Common Shares since our incorporation. We intend to retain our earnings, if any, to finance growth and expand our operations and do not anticipate paying any dividends or distributions in the foreseeable future. Our board of directors may declare from time to time such cash dividends or distributions out of the monies legally available for dividends or distributions as the board of directors considers advisable. Any future determination to pay dividends or make distributions will be at the discretion of the board of directors and will depend on our capital requirements, results of operations and such other factors as the board considers relevant.

DESCRIPTION OF CAPITAL STRUCTURE

Our authorized share capital consists of an unlimited number of Common Shares and an unlimited number of preferred shares. As at the date of this Annual Information Form, 675,927,145 Common Shares and no preferred shares are issued and outstanding.

Common Shares

Registered holders of Common Shares are entitled to receive notice of and attend all shareholder meetings of shareholders, and are entitled to one vote for each Common Share held. In addition, holders of Common Shares are entitled to receive on a pro rata basis dividends if, as and when declared by our board of directors and, upon liquidation, dissolution or winding-up, are entitled to receive on a pro rata basis our net assets after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares, including preferred shares, ranking in priority to, or equal with, the holders of the Common Shares. Any alteration of the rights attached to common shares must be approved by at least two-thirds of the common shares voted at a meeting of our shareholders.

Preferred Shares

Preferred shares without par value may at any time and from time to time be issued in one or more series. Our board of directors may from time to time by resolution determine the maximum number of preferred shares of any such series or determine there is no maximum, determine the designation of the preferred shares of that series and amend our articles to create, define and attach, and if permitted by the BCBCA, alter, vary or abrogate, any special rights and restrictions to be attached to the preferred shares of that series. Except as provided in the special rights and restrictions attaching to the preferred shares, the holders of preferred shares will not be entitled to receive notice of, attend or vote any meeting of our shareholders. Holders of preferred shares will be entitled to preference with respect to payment of dividends on such shares over the Common Shares, and over any other of our shares ranking junior to the preferred shares with respect to payment of dividends. In the event of our liquidation, dissolution or winding-up, holders of preferred shares will be entitled to preference with respect to distribution of our property or assets over the Common Shares and over any of our other shares ranking junior to the preferred shares with respect to the repayment of capital paid up on, and the payment of any or all accrued and unpaid cumulative dividends whether or not earned or declared, or any or all declared and unpaid non-cumulative dividends, on the preferred shares.

Convertible Notes

In August 2013, we issued $258.75 million aggregate principal amount of Notes. The Notes were issued pursuant to a note purchase agreement dated as of August 23, 2013 (the “Note Purchase Agreement”) and an indenture dated as of August 23, 2013 (the “Note Indenture”). The Notes bear interest at 3.25% payable semi-annually in arrears on April 1 and October 1 of each year, beginning on April 1, 2014, and mature on October 1, 2018, unless earlier redeemed, repurchased or converted. The Notes are convertible by holders into our Common Shares, based on an initial conversion rate of 254.2912 Common Shares per $1,000 principal amount.

A holder may convert its notes at its option at any time prior to the close of business on the business day immediately preceding July 1, 2018, only under the following circumstances: (1) during any calendar quarter ending on December 31, 2013 (and only during such calendar quarter), if the last reported sale price (as defined in the Note Indenture) of our Common Shares for at least 20 trading days (whether or not consecutive) during the period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day; (2) during the five business day period after any five consecutive trading day period (the “Measurement Period”) in which the trading price (as defined in the Note Indenture) per $1,000 principal amount of Notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of our Common Shares and the conversion rate on each such trading day; (3) if we call the Notes for redemption; or (4) upon the occurrence of specified corporate events. On or after July 1, 2018 until the close of business on the business day immediately preceding October 1, 2018, holders may convert their Notes at any time.

Upon conversion of the Notes, holders will receive Common Shares or, subject to certain conditions, cash or a combination of cash and Common Shares, at our election. Until our borrowings under the Credit Facility are repaid in full and the agreement governing the Credit Facility has been amended to permit cash settlement or combination settlement, we are required to settle any conversions in Common Shares.

We may not redeem the Notes prior to October 6, 2016, except in the event of certain changes in Canadian tax law. On or after October 6, 2016, we may redeem for cash, subject to certain conditions, any or all of the Notes, at our option, if the last reported sale price of our common shares for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period ending within five trading days immediately preceding the date on which we provide notice of redemption exceeds 130% of the applicable conversion price on each applicable trading day. We may also redeem the Notes, subject to certain conditions, upon the occurrence of certain changes to the laws governing Canadian withholding taxes. The redemption price will equal 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to, but not including, the redemption date.

If we undergo a fundamental change (as defined in the Note Indenture), we will be required to offer to purchase the Notes in whole or in part for cash, as long as such repurchase is not prohibited under the Credit Facility, at a price equal to 100% of the principal amount of the Notes to be purchased, plus any accrued and unpaid interest to, but not including, the fundamental change repurchase date.

The Notes are our general unsecured senior subordinated obligations. The Notes will be subordinated in right of payment to our existing and future senior indebtedness, including our indebtedness under the Credit Facility. The Notes are senior in right of payment to any of our future subordinated indebtedness. The Notes are effectively junior to any of our secured indebtedness, including all borrowings under the Credit Facility, to the extent of the value of the assets securing such indebtedness. The Notes are structurally subordinated to all indebtedness and other liabilities of our subsidiaries (including trade payables).

Stock Options

In 2010, our board of directors and our shareholders approved the adoption of an amended and restated stock option plan (the “Stock Option Plan”) for the benefit of our directors, employees and consultants. The purpose of the Stock Option Plan is to provide eligible persons with an opportunity to purchase our Common Shares and to benefit from the appreciation in the value of such Common Shares. The Stock Option Plan increases our ability to attract the individuals of exceptional skill by providing them with the opportunity, through the exercise of stock options, to benefit from our growth. The board of directors has the authority to determine the directors, officers, employees and consultants to whom options will be granted, the number of options to be granted to each person and the price at which Common Shares may be purchased, subject to the terms and conditions set forth in the Stock Option Plan.

On May 6, 2011, our board of directors approved a further amendment to the Stock Option Plan (the “Amended Plan”), subject to shareholder and regulatory approval and, on June 10, 2011, our shareholders approved the Amended Plan.

Messrs. Clive Johnson, Mark Corra, Roger Richer, Tom Garagan, Dennis Stansbury and George Johnson, who are executive officers of B2Gold, and Robert Cross, Chairman of the board of directors, have voluntarily adopted a policy of not accepting stock options granted under the Amended Plan.

Key provisions of the Amended Plan include:

(a)	the eligible participants are any of our directors, officers, employees, or consultants or any of our associated affiliated, controlled or subsidiary companies;

(b)

the maximum number of Common Shares issuable pursuant to options granted under the Amended Plan will be a number equal to 7.5% of the issued and outstanding Common Shares on a non-diluted basis at any time;

(c)

a restriction that no more than 7.5% of the total number of issued and outstanding Common Shares may be issuable to our insiders pursuant to options granted to insiders under the Amended Plan, together with all of our other previously established and outstanding or proposed share compensation arrangements;

(d)

a restriction that no more than 5% of the total number of issued and outstanding Common Shares may be issuable to any one individual within a one-year period pursuant to options granted under the Amended Plan, together with all of our other previously established and outstanding or proposed share compensation arrangements, unless we have obtained disinterested shareholder approval;

(e)

a restriction that no more than 1% of the total number of issued and outstanding Common Shares may be issuable to our non-employee directors, as a group, within a one-year period pursuant to options granted to the non-employee directors under the Amended Plan, together with all of our other previously established and outstanding or proposed share compensation arrangements;

(f)	the vesting period of all options shall be determined by the board of directors;

(g)	options may be exercisable for a period of up to a maximum term of ten years, such period to be determined by our board of directors and the options are non-transferable and non-assignable;

(h)

the board of directors shall fix the exercise price of each option at the time the option is granted, provided that such price is not lower than the closing market price on the trading day prior to the grant of such options, or such other minimum price as may be required by the TSX;

(i)

options held by optionees who are terminated without cause are subject to an accelerated expiry term for those options which requires that options held by those individuals expire on the earliest of: (i) the original expiry term of such options; (ii) 90 days after the optionee ceases active employment with us, (iii) 90 days after the date of delivery of written notice of retirement, resignation or termination; or (iv) the expiration date fixed by the board of directors;

(j)	options held by an individual who ceases to be employed by us for cause or is removed from office or becomes disqualified from being a director will terminate immediately;

(k)

in the event that the expiry date of an option falls within a “black-out period” (a period during which certain persons cannot trade common shares pursuant to our policy respecting restrictions on trading), or immediately following a black-out period, the expiration date is automatically extended to the date which is the tenth business day after the end of the black-out period;

(l)

in the event of death of an optionee, any option held as at the date of death is immediately exercisable for a period of 12 months after the date of death or prior to the expiry of the option term, whichever is sooner;

(m)

upon the announcement of a transaction which, if completed, would constitute a change of control of B2Gold and under which our Common Shares are to be exchanged, acquired or otherwise disposed of, including a takeover bid, all options that have not vested will be deemed to be fully vested and exercisable, solely for the purposes of permitting the optionees to exercise such options in order to participate in the change of control transaction;

(n)	options that expire unexercised or are otherwise cancelled will be returned to the Amended Plan and may be made available for future option grant pursuant to the provisions of the Amended Plan;

(o)

our board of directors may, from time to time, subject to applicable law and prior shareholder approval, if required, of the TSX or any other applicable regulatory body, suspend, terminate discontinue or amend the Amended Plan; and

(p)

our board of directors, without prior approval of our shareholders and the TSX or any regulatory body having authority over us, will not be entitled to: (i) increase the maximum percentage of Common Shares issuable by us pursuant to the Amended Plan; (ii) amend an option grant for an option held by an insider to effectively reduce the exercise price or extend the expiry date of such options; (iii) make a change of eligible participants which would have the potential of broadening or increasing participation by insiders; (iv) add any form of financial assistance; (v) add a deferred or restricted share unit or any other provision that results in an eligible participants receiving Common Shares while no cash consideration is received by us; or (vi) amend any of the amendment provisions of the Amended Plan.

As at the date of this Annual Information Form, the following options were outstanding under the Amended Plan, each exercisable to purchase one Common Share1:

Number	Exercise Price ($)	Expiry Date
2,474,563	2.40-4.00	July 13, 2015-July 2, 2016
1,620,250	0.80	August 3, 2014
80,400	1.27	January 21, 2015
210,000	1.25	February 8, 2015
155,000	1.33	March 7, 2015
120,000	1.44	June 2, 2015
20,000	1.85	October 4, 2015
200,000	1.97	October 19, 2015
1,484,000	2.45	November 7, 2015
122,400	2.57	November 30, 2015
578,125	2.31	January 20, 2016
687,000	3.11	May 30, 2016
175,000	3.19	June 28, 2016
815,000	3.08	August 4, 2016
351,800	3.24	October 23, 2016
9,076,835	3.10	January 18, 2017
400,000	3.93	March 4, 2017
180,000	3.06	May 8, 2017
390,000	3.18	July 12, 2017
285,000	3.92	October 9, 2017
1,200,000	3.80	January 29, 2018
300,000	3.06	February 24, 2018
12,510,000	3.00	April 10, 2018
360,000	3.00	April 21, 2018
195,000	2.60	May 30, 2108
60,000	2.50	June 6, 2018
500,000	2.50	July 1, 2018
430,000	2.70	July 8, 2018
60,000	3.00	August 22, 2018
220,000	2.60	September 16, 2018
210,000	2.50	October 15, 2018
550,000	2.32	November 27, 2018
500,000	2.32	January 5, 2019
1,120,000	2.50	January 15, 2019
100,000	2.70	February 3, 2019
260,000	3.03	March 26, 2019

____________________________________
1 Options outstanding under the Amended Plan, and shown in the above table, do not include 2,079,000 options issued to former Volta securityholders pursuant to our acquisition of Volta in December 2013. For information on these options, see Prior Sales below.

Restricted Share Unit Plan

On May 6, 2011, our board of directors approved a Restricted Share Unit Plan (the “RSU Plan”), subject to the receipt of shareholder and regulatory approvals, which approvals were obtained by June 10, 2011. Adoption of the RSU Plan was part of our continuing effort to build upon and enhance long term shareholder value. The RSU Plan reflects our commitment to a long term incentive compensation structure that aligns the interests of its employees with the interests of its shareholders.

Restricted share units (the “RSUs”) may be granted by our Compensation Committee, which has been authorized to administer the RSU Plan, to our directors, executive officers and employees (the “Designated Participants”). The Compensation Committee is entitled to exercise its discretion to restrict participation under the RSU Plan. Pursuant to the RSU Plan, 8,000,000 Common Shares are reserved for issuance. As at the date of this Annual Information Form, we have issued 5,748,410 RSUs under the RSU Plan. Accordingly, 2,251,590 RSUs remain available for grant under the RSU Plan.

The following is a summary of the key features of the RSU Plan:

Awarding RSUs

  The number of RSUs granted will be credited to the Designated Participant’s account effective on the grant date.

  The Compensation Committee will have the discretion to credit a Designated Participant with additional RSUs equal to the aggregate amount of any dividends that would have been paid to the Designated Participant if the RSUs had been Common Shares, divided by the market value of the Common Shares on the date immediately preceding the date on which the Common Shares began to trade on an ex-dividend basis.

  The maximum number of Common Shares issuable to insiders, at any time, pursuant to the RSU Plan, together with all of our other security based compensation arrangements, is 7.5% of our issued and outstanding Common Shares at any time.

  The maximum number of Common Shares issuable to insiders within any one year period pursuant to the RSU Plan, together with all of our other security based compensation arrangements, is 7.5% of our issued and outstanding Common Shares at any time.

  The maximum number of Common Shares issuable to non-employee directors pursuant to the RSU Plan, together with all of our other security based compensation arrangements, is 1% of our issued and outstanding Common Shares at any time.

  Any rights with respect to RSUs will not be transferable or assignable other than for normal estate settlement purposes.

Vesting

  Unless otherwise determined by the Compensation Committee, one-third (1/3) of the RSUs will vest on each of the first, second and third anniversaries of the date that the RSUs are granted.

  In the event that a Designated Participant dies, retires, becomes disabled or is terminated without cause prior to the vesting of the RSUs, the RSUs will vest on a pro rata basis based on the date that employment is terminated and the time remaining until the applicable vesting date.

  If a Designated Participant is terminated for cause or resigns without good reason, his or her RSUs will immediately expire as of the date of termination.

Redemption

  Each RSU entitles the holder, subject to the terms of the RSU Plan, to receive a payment in fully-paid Common Shares and will be redeemed 5 days after the RSU is fully vested. Each RSU will be redeemed for one Common Share.

Change of Control

  If there is a corporate transaction that results in any person or group of persons acquiring more than 20% of our outstanding Common Shares or substantially all of our assets, or the incumbent members of the board of directors no longer constitute a majority of the board, a change of control will have occurred for the purposes of the RSU Plan.

  In the event of a change of control, for Designated Participants whose employment thereafter ceases for any reason other than resignation without good reason or termination for cause, the RSUs will immediately be deemed to vest and we will, at our option, issue Common Shares or pay a cash amount equal to the market value of such vested RSUs to the Designated Participant.

  In the event of a change of control, should the person or group acquiring the Common Shares not agree to assume all of our obligations under the RSU Plan, all unvested RSUs held by Designated Participants will immediately be deemed to vest and we will, at our option, issue common shares or pay a cash amount equal to the market value of such vested RSUs to the Designated Participant.

Amendment

  The Board may amend, suspend or terminate the RSU Plan at any time without shareholder approval, unless shareholder approval is required by law or by the rules, regulations and policies of the TSX, provided that, without the consent of a Designated Participant, such amendment, suspension or termination may not in any manner adversely affect the Designated Participant’s rights.

  Subject to the terms of the RSU Plan, the Board may approve amendments relating to the RSU Plan, without obtaining shareholder approval, to the extent that such amendment is (i) of a typographical, grammatical, clerical or administrative nature or is required to comply with applicable regulatory requirements; (ii) an amendment relating to administration of the RSU Plan and eligibility for participation under the RSU Plan; (iii) changes the terms and conditions on which RSUs may be or have been granted pursuant to the RSU Plan, including change to the vesting provisions of the RSUs; (iv) changes the termination provisions of an RSU or the RSU Plan; or (v) is an amendment of a “housekeeping nature”.

  Shareholder approval will be required for: (i) increasing the number of securities issuable under the RSU Plan; (ii) making a change to the class of Designated Participants that would have the potential of broadening or increasing participation by insiders; (iii) amending the restriction on transferability of RSUs; (iv) permitting awards other than RSUs to be made under the RSU Plan; and (v) deleting or reducing the amendments that require shareholders’ approval under the RSU Plan.

MARKET FOR SECURITIES

Trading Price and Volume

Our Common Shares are listed for trading on the TSX under the symbol “BTO”. The following table sets out the market price range and trading volumes of our Common Shares on the TSX for the periods indicated.

Year		High ($)	Low ($)	Volume (no. of shares)
	March 1-28	3.69	2.84	94,870,226
	February	3.25	2.63	95,104,080
2014	January	2.78	2.19	93,845,365
	December	2.33	1.98	62,557,820
	November	2.65	2.04	59,923,294
	October	2.89	2.22	76,936,533
	September	3.01	2.50	62,900,251
	August	3.69	2.66	115,643,903
	July	3.16	2.17	70,719,191
	June	2.80	1.87	118,123,496
	May	2.61	2.12	62,863,005
	April	3.12	2.00	70,896,571
2013	March	3.33	2.73	148,552,329

On March 28, 2014, the closing price of our Common Shares on the TSX was $3.08 per share.

Our Common Shares are listed for trading on the NYSE MKT under the symbol “BTG”. The following table sets out the market price range and trading volumes of our Common Shares on the NYSE MKT for the periods indicated.

Year		High (US$)	Low (US$)	Volume (no. of shares)
	March 1-28	3.33	2.56	46,911,268
	February	2.93	2.38	34,870,345
2014	January	2.52	2.02	28,689,435
	December	2.27	1.85	38,326,296
	November	2.55	1.94	30,890,576
	October	2.76	2.06	32,365,113
	September	2.96	2.41	75,216,581
	August	3.57	2.45	73,477,383
	July	3.07	2.06	34,233,380
2013	June 6-30	2.72	1.78	95,765,848

On March 28, 2014, the closing price of our Common Shares on the NYSE MKT was US$2.75 per share.

Prior Sales

The following table summarizes the issuances of securities convertible or exercisable for Common Shares by us within the 12 months prior to the date of this Annual Information Form.

			Price per
Date of Issue	Number of Securities	Security	Security ($)
April 4, 2013	2,213,114	RSUs	3.05
April 11, 2013	214,288	RSUs	2.99
April 11, 2013	13,440,000	Options	3.00
April 22, 2013	360,000	Options	3.00
May 31, 2013	255,000	Options	2.60
June 7, 2013	60,000	Options	2.50
July 2, 2013	500,000	Options	2.50
July 9, 2013	210,000	RSUs	2.40
July 9, 2013	430,000	Options	2.70
July 18, 2013	200,000	RSUs	2.41
August 23, 2013	60,000	Options	3.00
August 23, 2013	258,750	Notes	1,000(1)
September 17, 2013	220,000	Options	2.60

Date of Issue	Number of Securities	Security	Price per
			Security ($)
October 16, 2013	210,000	Options	2.50
November 28, 2013	650,000	Options	2.32
December 20, 2013	2,079,000	Options	0.84-13.67
January 6, 2014	500,000	Options	2.50
January 16, 2014	1,120,000	Options	2.50
February 4, 2014	100,000	Options	2.70
March 26, 2014	260,000	Options	3.03

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the name, municipality, province or state of residence, position held with us, the date of appointment of each of our directors and executive officers, principal occupation within the immediately preceding five years and the shareholdings of each director and executive officer. The statement as to Common Shares beneficially owned, or controlled or directed, directly or indirectly, by the directors and executive officers named below is in each instance based upon information furnished by the person concerned and is as at the date of this Annual Information Form. Our directors hold office until the next annual general meeting of the shareholders or until their successors are duly elected or appointed.

Name and		Principal		Number of
Municipality		Occupation During	Director/Officer	Voting
of Residence	Position with B2Gold	Past Five Years	Since	Securities (1)

Clive Johnson(7) British Columbia, Canada	President, Chief Executive Officer and Director	President, Chief Executive Officer of B2Gold; formerly the Chairman, President and Chief Executive Officer of Bema Gold Corporation (“Bema”)	December 17, 2006	7,575,064(2)

Robert Cross(5) (6) British Columbia, Canada	Chairman and Director	Serves as independent director and, in some cases, non-executive Chairman of public companies, principally in the resource sector.	October 22, 2007	2,454,888

Robert Gayton(4)(5) British Columbia, Canada	Director	Consultant to various public companies since 1987; formerly Vice President of Finance with Western Silver Corporation from 1995 to 2004	December 17, 2006	453,000

John Ivany(4)(6) British Columbia, Canada	Director	Retired; formerly Executive Vice President of Kinross from 1995 to 2006	November 20, 2007	800,000

Jerry Korpan(7) London, England	Director	Director of several public mining companies; formerly Managing Director of Yorkton Securities in London, England	November 20, 2007	1,000,000

Barry Rayment(4)(5)(7) California, USA	Director	Mining industry consultant; formerly the President of Mining Assets Corporation from 1993 to 2010	October 22, 2007	600,000(3)

Bongani Mtshisi Johannesburg, South Africa	Director	CEO of BSC Resources Ltd. from October 2005 to present	December 22, 2011	22,800

Name and		Principal		Number of
Municipality		Occupation During	Director/Officer	Voting
of Residence	Position with B2Gold	Past Five Years	Since	Securities (1)

Michael Carrick Perth, Australia	Director	Chairman of RTG Mining Inc.; former President and CEO of CGA	January 31, 2013	Nil

Kevin Bullock Ontario, Canada	Director	Mining Industry Consultant, formerly the President and Chief Executive Officer of Volta Resources Inc.	December 22, 2013	156,839

Roger Richer British Columbia, Canada	Executive Vice President, General Counsel and Secretary	Executive Vice President, General Counsel and Secretary of B2Gold; formerly the Vice President of Administration, General Counsel and Secretary of Bema	December 17, 2006	4,500,000(2)

Mark Corra British Columbia, Canada	Senior Vice President of Finance and Chief Financial Officer	Senior Vice President of Finance and Chief Financial Officer of B2Gold; formerly the Vice President of Finance of Bema	December 17, 2006	4,816,083(2)

Tom Garagan British Columbia, Canada	Senior Vice President of Exploration	Senior Vice President of Exploration of B2Gold; formerly the Vice President of Exploration of Bema	March 8, 2007	4,856,167(2)

Dennis Stansbury Nevada, USA	Senior Vice President of Engineering and Project Evaluations	Senior Vice President of Engineering and Project Evaluations; formerly the Vice President of Development and Production of Bema	March 8, 2007	4,073,609

George Johnson Washington, USA	Senior Vice President of Operations	Senior Vice President of Operations of B2Gold; formerly the Senior Vice President of Operations of Bema	August 11, 2009	500,000

Michael Cinnamond	Senior Vice President,	Senior Vice President,	July 1, 2013	Nil
British Columbia,	Administration	Administration of B2Gold; formerly a
Canada		partner at PricewaterhouseCoopers
LLP

Notes:
(1)

The information as to the nature of Common Shares beneficially owned, or controlled or directed, directly or indirectly, by the directors and executive officers, not being within our knowledge, has been furnished by such directors and officers.

(2)

Messrs. Johnson, Richer, Corra and Garagan are the trustees of the Incentive Trust (the “Trustees”) that holds 3,455,000 Common Shares. The number of Common Shares beneficially owned, or controlled or directed, directly or indirectly by each of Messrs. Johnson, Richer, Corra and Garagan as set forth in the table above excludes 863,750 Common Shares (an aggregate of 3,455,000 Common Shares) that are held pursuant to a declaration of trust dated June 29, 2007 between us and the Trustees, which was established to hold options and shares to be allocated to our directors, officers, employees and service providers as determined by the Trustees.

(3)	600,000 Common Shares are held through the Barry D. Rayment and Celia M. Rayment Trust, of which Mr. Rayment is a trustee.
(4)	Member of the Audit Committee.
(5)	Member of the Compensation Committee.
(6)	Member of the Corporate Governance and Nominating Committee.
(7)	Member of Health, Safety, Environment & Social Committee.

Shareholdings of Directors and Executive Officers

As at the date of this Annual Information Form, our directors and executive officers, as a group, beneficially owned, or controlled or directed, directly or indirectly, 31,808,450 Common Shares, representing approximately 4.7% of the issued and outstanding Common Shares.

Biographical Information

The following is a brief description of each of our executive officers and directors (including details with regard to their principal occupations for the last five years).

Executive Officers

Clive Johnson (Age 56, President, Chief Executive Officer and Director)

Clive Johnson has served as a Director and the President of B2Gold since December 2006 and Chief Executive Officer since March 2007. Mr. Johnson oversees our long-term strategy and development as well as the day-to-day activities of B2Gold. Previously, Mr. Johnson was involved with Bema Gold and its predecessor companies since 1977. Mr. Johnson was appointed the President and Chief Executive Officer of Bema after it was created by the amalgamation of three Bema group companies in 1988. He was the driving force in Bema’s transition from a junior exploration company to an international intermediate gold producer. Mr. Johnson is currently a director of Uracan Resources Ltd.

Roger Richer (Age 61, Executive Vice President, General Counsel and Secretary)

Roger Richer has served as our Executive Vice President, General Counsel since March 2007 and our Secretary since December 2006. Mr. Richer manages the legal affairs, corporate records and corporate governance of B2Gold. Mr. Richer has over 25 years of experience in mining law, corporate finance and international business transactions and practices. Mr. Richer was with Bema Gold from its inception in 1988 until 2007. Until June 2008, Mr. Richer had also served as the President of Consolidated Puma Minerals Corp., a TSXV listed company. He has a Bachelor of Arts and a Bachelor of Law degree from the University of Victoria.

Mark Corra (Age 57, Senior Vice President of Finance and Chief Financial Officer)

Mark Corra has served as our Senior Vice President of Finance and Chief Financial Officer since December 2006. Mr. Corra oversees the financial reporting, cash management and tax planning of B2Gold as well as financial compliance and reporting to the regulatory authorities. Mr. Corra has over 30 years mining experience. Mr. Corra is a Certified Management Accountant, with a diploma in financial management from the British Columbia Institute of Technology. Mr. Corra was with Bema Gold from 1990 to 2007, initially as Controller and subsequently as Vice President of Finance. Prior to joining Bema Gold, Mr. Corra spent 11 years in accounting at Placer Dome. Mr. Corra has provided us with notice that he intends to retire from B2Gold in 2014.

Tom Garagan (Age 55, Senior Vice President of Exploration)

Tom Garagan has served as our Senior Vice President of Exploration since March 2007. Mr. Garagan is responsible for all aspects of our exploration, including technical review of new acquisitions. Mr. Garagan is a geologist with over 30 years of experience. Mr. Garagan was with Bema Gold from 1991 to 2007 and was appointed Vice President of Exploration in 1996. He has worked in North and South America, East and West Africa and Russia. He was instrumental in several discoveries, including the Cerro Casale and Kupol deposits. Mr. Garagan currently serves as a director of Uracan Resources Ltd. Mr. Garagan has a Bachelor of Science (Honours) degree in geology from the University of Ottawa.

Dennis Stansbury (Age 61, Senior Vice President of Engineering and Project Evaluations)

Dennis Stansbury has served as our Senior Vice President of Engineering and Project Evaluations (and prior to that our Senior Vice President of Development and Production) since March 2007. Mr. Stansbury is a mining engineer with over 35 years of engineering, construction, production and management experience at surface and underground mines in ten different countries. After working for a number of gold mining companies in South America and the United States, he joined Bema Gold as Vice President South America in 1994 and was appointed Vice President of Development and Production in 1996. Mr. Stansbury has a Bachelor of Science degree in mining engineering from Montana College of Mineral Science and Technology.

George Johnson (Age 65, Senior Vice President of Operations)

George Johnson has served as our Senior Vice President of Operations since August 2009. Mr. Johnson is responsible for overseeing all of the operational activities of B2Gold. Mr. Johnson is a mining engineer with over 35 years of experience in underground and open pit mine construction and operations management. Mr. Johnson joined Bema Gold in 1999 after 16 years with Hecla Mining Company. Following the takeover of Bema Gold by Kinross, he managed the construction and completion of the Kupol mine in Northeastern Russia. Mr. Johnson has a Bachelor of Science degree in mining engineering from the University of Washington.

Michael Cinnamond (Age 47, Senior Vice President of Administration)

Michael Cinnamond has served as our Senior Vice President of Administration since July 2013. Mr. Cinnamond is responsible for our internal controls documentation, mapping, tax restructuring and due diligence on acquisition targets. Prior to joining us, Mr. Cinnamond was an audit partner at PricewaterhouseCoopers LLP where he was the Resources Leader for the Mining, Forestry and Energy and Utilities practices. Mr. Cinnamond has 16 years of experience in the mining industry sector. Mr. Cinnamond currently serves as the Finance Chair of the Canadian Institute of Mining and was previously the Treasurer of the Mining Suppliers Association of BC and is a member of the Institute of Chartered Accountants of BC. Mr. Cinnamond holds an LL.B designation from the University of Exeter.

Directors

Robert Cross (Age 54, Chairman and Independent Director)

Robert Cross was appointed to our board of directors and as Chairman of the board in October 2007. Mr. Cross has over 20 years of experience as a financier in the mining and oil & gas sectors. Mr. Cross is a co-founder, director and Non-Executive Chairman of Bankers Petroleum Ltd., and a co-founder, director and Chairman of Petrodorado Energy Ltd., and until October 2007, was the Non-Executive Chairman of Northern Orion Resources Inc. Mr. Cross also serves as director of Zodiac Exploration Inc. and BNK Petroleum Inc. Mr. Cross served as Chairman and Chief Executive Officer of Yorkton Securities Inc. between 1996 and 1998, a director of LNG Energy Ltd. from 2007 to 2011, and a director of Athabasca Potash Inc. from 2009 to 2010. He also served as an Investment Banking Partner with Gordon Capital Corporation in Toronto from 1987 to 1994. Mr. Cross holds a degree in Engineering from the University of Waterloo and received his MBA from Harvard Business School in 1987.

Robert Gayton (Age 74, Independent Director)

Dr. Robert Gayton was appointed to our board of directors in October 2007. Dr. Gayton is a Chartered Accountant and has acted as a consultant to various public companies since 1990. He was the Chief Financial Officer of Western Silver Corporation from 1995 to 2004 and served as a director of Western Silver Corporation from 2004 to 2006. From 2003 to 2007, Dr. Gayton served as a director of Bema Gold. Dr. Gayton was Vice President of Finance of Doublestar Resources Ltd. from 2003 to 2006 and a director from 1999 to 2007. He was a director of Northern Orion Resources Inc. from 2004 to 2007, LNG Energy Ltd. from 2011 to 2012, Palo Duro Energy Inc. from 2007 to 2012, Northisle Copper and Gold Inc. from 2011 to 2012, Copper North Mining Corp. from 2011 to 2012, Quaterra Resources Inc. from 1997 to 2012, Intrinsyc Software International, Inc. from 1992 to 2010, and IMN Resources Inc. from 2008 to 2009. Each of these companies was subsequently acquired by way of takeover. Dr. Gayton is currently a director and the chair or a member of the audit and/or other committees of Nevsun Resources Ltd., Amerigo Resources Ltd., Silvercorp Metals Inc., Eastern Platinum Ltd. and Western Copper and Gold Corporation.

John Ivany (Age 69, Independent Director)

John Ivany was appointed to our board of directors in November 2007. Mr. Ivany retired from Kinross in 2006 after having served as Executive Vice President since 1995. Previously, Mr. Ivany held executive positions with several resource companies including Noranda Inc., Hemlo Gold Mines Ltd., Prime Resources Corp. and International Corona Corporation. He currently serves as a director of Allied Nevada Gold Corp. and Eurogas International Inc., and an advisor to Canaccord Genuity Corp. Mr. Ivany served as a director of Breakwater Resources Ltd. from 2007 to 2011 and of Aura Minerals Inc. from 2009 to 2011.

Jerry Korpan (Age 68, Independent Director)

Jerry Korpan was appointed to our board of directors in November 2007. Mr. Korpan served as Managing Director of Yorkton Securities UK until 1999 and a director of Bema Gold from 2002 to 2007. Until 2011, he was the Executive Director of Emergis Capital S.A., a company based in Antwerp, Belgium. Currently, Mr. Korpan serves as a director of Mitra Energy Limited, an independent oil company operating in South East Asia, and Midas Gold Corporation.

Barry Rayment (Age 69, Independent Director)

Dr. Barry Rayment was appointed to our board of directors in October 2007. Dr. Rayment is a mining geologist with 40 years of experience in base and precious metal exploration and development. Between 1990 and 1993, he served as the President of Bema and also served as a director of Bema from 1988 to 2007. Dr. Rayment served as President of Mining Assets Corporation, a private company that provides consulting services to the mining industry between 1993 and 2010. He is currently a director of Americas Bullion Royalty Corp. Dr. Rayment was a director of EMC Metals Corp. between 2008 and 2009. Dr. Rayment obtained his Ph.D. in Mining Geology at the Royal School of Mines, London.

Bongani Mtshisi (Age 35, Independent Director)

Bongani Mtshisi was appointed to our board of directors in December 2011, following B2Gold’s acquisition of Auryx in 2011. Mr. Mtshisi is a Mining Engineer by training with more than 12 years of experience working in key commodity sectors such as platinum, gold, diamond, nickel and copper (Anglo American Platinum Limited, Debeers/HUF joint venture and Sub Nigel Gold Mining Company). Mr. Mtshisi is currently the CEO of BSC Resources Ltd., a company that is involved in the exploration and development of copper and nickel commodities in South Africa. Mr. Mtshisi was also a founder and Chairman of Auryx. Mr. Mtshisi has a National diploma in Metalliferous Mining from Damelin College and a National Certificate in Project Management from The Technikon Witwatersrand, both in South Africa.

Michael Carrick (Age 56, Independent Director)

Michael Carrick was appointed to our board of directors in January 2013, following our acquisition of CGA. Mr. Carrick is a Chartered Accountant with over 20 years of experience in the resources sector. He is currently Chairman and a Director of RTG Mining Inc. and previously held positions as President and CEO of CGA, Chairman and a director of Ratel Group Limited, Director of St. Augustine Gold & Copper Ltd., Executive Chairman of AGR Limited and CEO of Resolute Limited, an Australian listed company. Prior to joining Resolute Limited, Mr. Carrick was a senior international partner of Arthur Andersen. He has been responsible for the development of seven major gold mines in five countries, including the development of the first major gold mines in Tanzania and Mongolia, and most recently the Masbate Mine, the largest gold mine in the Philippines.

Kevin Bullock (Age 49, Director)

Kevin Bullock was appointed to our board of directors in December 2013, following our acquisition of Volta. Mr. Bullock is a mining engineer with over 25 years of experience at senior levels in mining exploration, mine development and mine operations. Prior to joining our board, Mr. Bullock was the President and CEO of Volta Resources Inc. and its predecessor company, Goldcrest Resources Ltd. since its inception in 2002. Prior to Volta and Goldcrest Resources Ltd., Mr. Bullock was VP Operations for Kirkland Lake Gold Ltd. and was instrumental in the reopening of its Macassa Gold Mine in Kirkland Lake, Ontario.

Cease Trade Orders or Bankruptcies

Except as outlined below:

(a)

none of our directors or executive officers is, as at the date of this Annual Information Form, or was within 10 years before the date of this Annual Information Form, a director, chief executive officer or chief financial officer of any company (including B2Gold), that:

	(i)	was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)

was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

For the purposes of this subsection (a), “order” means a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, and in each case that was in effect for a period of more than 30 consecutive days.

(b)	none of our directors or executive officers, or a shareholder holding a sufficient number of our securities to affect materially control of B2Gold:

(i)

is, as at the date of this Annual Information Form, or has been within the 10 years before the date of this Annual Information Form, a director, chief executive officer or chief financial officer of any company (including B2Gold) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(ii)

has, within the 10 years before the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

John Ivany was an officer of Kinross at the date of a cease trade order issued by the Ontario Securities Commission on April 14, 2005, which superseded a temporary cease trade order dated April 1, 2005 for failure to file its financial statements. The order was revoked on February 22, 2006.

The foregoing information, not being within our knowledge, has been furnished by the respective directors, officers and shareholders holding a sufficient number of our securities to affect materially control of B2Gold.

Penalties or Sanctions

Except as outlined above under “Cease Trade Orders or Bankruptcies” and as set forth below, none of our directors or executive officers, or a shareholder holding a sufficient number of our securities to affect materially the control of B2Gold, has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision regarding us.

John Ivany was the subject of enforcement proceedings by the ASC in Re: Cartaway Resources Corp. In its order dated February 22, 2001, the ASC found that Mr. Ivany, as Chief Executive Officer of Cartaway Resources Corp., had allowed the issuance of a press release that contained a material factual error in violation of the securities laws of the Province of Alberta. As a result, Mr. Ivany was prohibited from acting as a director or officer of any “junior issuer” for a period of five years and ordered to pay costs in the amount of C$20,000.

Mr. Ivany was subject to a ruling by the BCSC dated December 19, 1990 in connection with his position as a director and officer of Prime Resources Corporation (“Prime”) and Calpine Resources Inc. (“Calpine”). The BCSC found that Prime and Calpine, as applicable, contravened the Securities Act (British Columbia) by: (a) failing to provide material disclosure of drilling results prior to granting or repricing options; (b) failing to disclose, on a timely basis, information regarding a private placement by Calpine where Prime was the purchaser of two million units and the effect of the private placement on the control of Calpine (Calpine was also found to have misled the Vancouver Stock Exchange by representing that the private placement was to be brokered by Prime Equities and that there were no material changes in the affairs of Calpine not previously disclosed); and (c) failing to disclose, on a timely basis, a default by Canarim Investment Corporation under a guaranteed agency agreement in respect of one million units under a public offering of Prime. The BCSC ruling suspended Mr. Ivany from trading in shares for a period of one year.

The foregoing information, not being within our knowledge, has been furnished by the respective directors, officers and shareholders holding a sufficient number of our securities to affect materially control of B2Gold.

Conflicts of Interest

Our directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which we may participate, our directors may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such conflict of interest arises at a meeting of our board of directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In addition, all related party transactions must be approved by our corporate governance and nominating committee. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for the participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the BCBCA, our directors are required to act honestly, in good faith and in our best interests. In determining whether or not we will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which we may be exposed and its financial position at that time.

Our directors and officers are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and requiring disclosures by the directors of conflicts of interest and we will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors and officers. All such conflicts will be disclosed by such directors or officers in accordance with the BCBCA and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law. See “Risk Factors”. Our directors and officers of are not aware of any such conflicts of interests.

CODE OF ETHICS

We have adopted a code of business conduct and ethics, which is applicable to all directors, officers and employees. The code was most recently amended on May 13, 2013, in connection with the listing of our Common Shares on the NYSE MKT. At such time, the board of directors approved an updated version of the code intended to address the requirements, guidelines and practices applicable to NYSE MKT listed companies. A copy of the code can be obtained from our website at www.b2gold.com or without charge, upon request from B2Gold Corp., 595 Burrard Street, Suite 3100, Vancouver, British Columbia V7X 1J1, Canada or by email at investor@b2gold.com.

AUDIT COMMITTEE

We have established an Audit Committee, comprised of three independent directors, which operates under a charter approved by our board of directors. A copy of the Audit Committee Charter is set out in full in Schedule A to this Annual Information Form. It is the board of directors’ responsibility to ensure that we have an effective internal control framework. The Audit Committee’s primary function is to assist the board of directors to meet its oversight responsibilities in relation to our financial reporting and external audit function, internal control structure and risk management procedures. In doing so, it will be the responsibility of the Audit Committee to maintain free and open communication between the Audit Committee, the external auditors and our management.

The Audit Committee reviews the effectiveness of our financial reporting and internal control policies and its procedures for the identification, assessment, reporting and management of risks. The Audit Committee oversees and appraises the quality of the external audit and internal control procedures, including financial reporting and practices, business ethics, policies and practices, accounting policies, and management and internal controls.

Composition of the Audit Committee

All members of the Audit Committee are: (i) independent within the meaning of National Instrument 52-110 — Audit Committees (“NI 52-110”), which provides that a member shall not have a direct or indirect material relationship with us that could, in the view of the board of directors, reasonably interfere with the exercise of a member’s independent judgment; (ii) independent within the meaning of the NYSE MKT Company Guide and Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended; and (iii) considered to be financially literate under NI 52-110. The members of the Audit Committee are: Robert Gayton (Chairman), Barry Rayment and John Ivany. The board of directors has determined that Mr. Gayton qualifies as an audit committee financial expert within the meaning of applicable U.S. securities laws.

The education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as a member of the Audit Committee are as follows:

Barry D. Rayment, Ph.D.

Dr. Rayment is a mining geologist with over 35 years of experience in base and precious metals exploration. Dr. Rayment was the President of Mining Assets Corporation, a private mineral consulting firm that provides geological services to the mining industry, between 1993 and 2010. He is currently a mining industry consultant and a director of a public exploration and mining company. He obtained a Ph.D in mining geology from the Royal School of Mines, London (1974).

Robert J. Gayton, B.Comm. Ph.D, FCA

Dr. Gayton is a Chartered Accountant and obtained a Ph.D in accounting/finance from the University of California, Berkeley in 1973. Dr. Gayton was a member of the business school faculties at Berkeley and the University of British Columbia from 1965 to 1974. In 1974, Dr. Gayton left academia to join Peat Marwick Mitchell (now KPMG LLP) and established their professional development program. He became a partner in 1976 and transferred to the audit practice in 1979. In 1987, Dr. Gayton left the firm to join a client and since that time has acted as financial advisor/officer to various resource based companies.

John W. Ivany, LLB.

Mr. Ivany has served as a director of B2Gold since 2007. Mr. Ivany has over 38 years of experience in the mining industry, having held executive positions with several resource companies.

Audit Committee Oversight

At no time since the commencement of our most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by our board of directors.

Reliance on Certain Exemptions

At no time since the commencement of our most recently completed financial year have we relied on the exemption in Section 2.4 of NI 52-110 (De Minimis Non-audit Services) or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee pre-approves all audit services to be provided to us by our independent auditors. The Audit Committee’s policy regarding the pre-approval of non-audit services to be provided to us by our independent auditors is that all such services shall be pre-approved by the Audit Committee. Non-audit services that are prohibited to be provided to us by our independent auditors may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors. All non-audit services performed by our auditor for the fiscal year ended December 31, 2013 have been pre-approved by our Audit Committee. No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement.

External Auditor Service Fees

The aggregate fees billed by our external auditors, PricewaterhouseCoopers LLP, in each of the last financial years are as follows:

Financial Year Ending	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees
2013	$660,610	$301,900	$2,693	$145,000
2012	$568,300	$389,000	Nil	Nil

Notes:
(1)	The aggregate audit fees billed.
(2)

The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements which are not included under the heading “Audit Fees”, including review of interim financial statements, services provided in connection with regulatory filings and engagements relating to offering documents.

(3)	The aggregate fees billed for tax advisory services.
(4)

The aggregate fees billed for products and services other than as set out under the headings “Audit Fees”, “Audit Related Fees” and “Tax Fees”, including fees related to our compliance processes for the Sarbanes-Oxley Act of 2002.

LEGAL PROCEEDINGS

We are, from time to time, involved in various claims, legal proceedings and complaints arising in the ordinary course of business. We cannot reasonably predict the likelihood or outcome of these actions. Except as described below, we do not believe that adverse decisions in any pending or threatened proceedings related to any matter, or any amount which may be required to be paid by reason therein, would have a material effect on our financial condition or future results of operations.

CGA, as the former parent company of Ratel Gold Limited (now St. Augustine Gold and Copper Limited) (“St. Augustine Gold”), has been joined in proceedings in Ghana. The proceedings had been stayed in 2012 pending the outcome of arbitral proceedings in the London Court of Arbitration (“LCIA”), however the stay was subsequently overturned. The primary defendant, CAML Ghana Limited (“CAML Ghana”) has appealed the decision and requested to have the stay reinstated. The dispute involves Westchester Resources Limited (“Westchester”) and CAML Ghana which are both Ghanaian entities, and relates to a joint venture agreement between them. Westchester is disputing CAML Ghana’s claim that it holds a 51% interest in a joint venture property.

While neither Westchester nor CAML Ghana are related to CGA, Westchester has joined CGA in the dispute with CAML Ghana on the basis that St. Augustine Gold was once a subsidiary of CGA, even though CGA was not a party to the disputed documents or transactions. St. Augustine Gold had, subsequent to its listing on the TSX, entered into an agreement to acquire CAML Ghana and the joint venture interest was then moved to Ratel Group as part of the spin out to St. Augustine shareholders. However, due to the fact that government consent to the change of control of CAML Ghana was not obtained, the acquisition was ultimately terminated.

Subsequent to the proceedings in Ghana initially being stayed, CGA joined the LCIA arbitration in order to take advantage of any decision of the LCIA. Subsequent to filing its Statement of Defence in the LCIA arbitration, Westchester advised the LCIA that it was withdrawing from the proceedings. The proceedings however are continuing and on July 29, 2013 the matter was heard by the LCIA. The arbitrator provided the parties with an opportunity to provide further written submissions until September 2, 2013. On September 26, 2013, the LCIA presented an award in favour of CAML Ghana, including the right to recover costs and damages as a result of Westchester’s breach of agreement.

CAML Ghana’s appeal of the decision regarding the stay of proceedings in Ghana was heard before the Ghanaian Court of Appeal on March 4, 2014. The Court of Appeal has adjourned the appeal until June 5, 2014 for judgment.

On November 14, 2013, CAML Ghana on behalf of the group of petitioners (including CGA) filed a petition with the United States District Court for the Southern District in New York to confirm the enforcement of the award in the United States and to issue an anti-suit injunction preventing Westchester from carrying on the Ghanaian proceedings, which was heard by the court on March 21, 2014.

Notwithstanding Westchester’s claim for substantial damages against all of the defendants, we do not believe that any allegation of actual breach of contract or law on our part (or our subsidiaries) has been made, and that there is no valid basis for any such claim. Accordingly, we believe our exposure to any adverse outcome is not material. The parties, including CGA, will seek to have the LCIA decision, enforced in the United States and Ghana in order to prevent Westchester recommencing proceedings in Ghana.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, executive officer or shareholder holding on record or beneficially, directly or indirectly, more than 10% of our issued shares, or any of their respective associates or affiliates has any material interest, direct or indirect, in any transaction in which we have participated prior to the date of this Annual Information Form, or in any proposed transaction, which has materially affected or will materially affect us.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. at its offices in Toronto, Ontario and Vancouver, British Columbia.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, the only material contracts that we have entered in the financial year ended December 31, 2013, or before the last financial year but still in effect, are as follows:

1.	Credit agreement dated for reference April 12, 2013 between B2Gold and Macquarie in respect of the Credit Facility.

2.	The Merger Agreement.

3.	The Note Indenture.

4.	The Note Purchase Agreement.

Copies of the above material contracts are available under our profile on the SEDAR.

INTERESTS OF EXPERTS

The persons referred to below have been named as having prepared or certified a report, valuation, statement or opinion described or included in a filing, or referred to in a filing, made under NI 51-102 during, or relating to, our financial year ended December 31, 2013.

William Pearson, Ph.D., P.Geo., and Graham Speirs, P.Eng., are the authors responsible for the 2009 Limon Technical Report.

Brian Scott, P.Geo., is the author responsible for the Jabali Technical Report.

Donald E. Hulse, P.E., is the author responsible for the Gramalote Technical Report.

William N. Pearson, Ph.D., P.Geo., and Graham Speirs, P.Eng., are the authors responsible for the 2008 Limon Technical Report.

William N. Pearson, Ph.D., P.Geo., and Graham Speirs, P.Eng., are the authors responsible for La Libertad Technical Report.

Mark Turner, B. Eng., MAusIMM CP, Andrew Vigar, B. App. Sc Geo., FAusIMM, MSEG and Stephen Jones, B. Eng., FAusIMM CP are the authors responsible for the Masbate Technical Report.

Bill Lytle, P.E., M.Sc., B.Sc., Tom Garagan, P.Geo, B.Sc., Alan Naismith, Pr.Eng., M.Eng., Hermanus Kriel, Pr.Eng., B.Eng., Glenn Bezuidenhout, Pr. Eng., FSAIMM, Guy Wiild, Pr.Eng., M.Sc., B.Sc. and Werner Petrick, Certified Environmental Practitioner, B.Sc. Eng., M.Env. Mgt., are the authors responsible for the Otjikoto Feasibility Study.

Mark Wanless, Pr.Sci.Nat., and Shaun Crisp, Pr.Sci.Nat., are the authors responsible for the Otjikoto Technical Report.

Ben Parsons, MAusIMM (CP), MSc, is the author responsible for the Kiaka Technical Report.

Jonathon Priest, SCPM, C.Eng., MIMMM, PMP, M.Eng, Andrew Carter, B.Sc., C.Eng., MIMMM, MSAIMM, SME, Laszlo Bodi, P.Eng., Richard Hope, C.Eng., MIMMM, Geoff Ricks, C.Env, FIMMM PhD, Ben Parsons, MSc., MAusIMM (CP) and Ian Lloyd, B.Eng., M.Sc., C.Eng. MIET are the authors responsible for the Kiaka Prefeasibility Study.

To our knowledge, none of the persons above, except for Tom Garagan, our Senior Vice President of Exploration, held, at the time of or after such person prepared the statement, report or valuation, any registered or beneficial interests, direct or indirect, in any of our securities or other property or of one of its associates or affiliates or is or is expected to be elected, appointed or employed as a director, officer or employee of B2Gold or of any associate or affiliate of B2Gold.

PricewaterhouseCoopers LLP, Chartered Accountants, provided an auditor’s report in respect to our financial statements for the year ended December 31, 2013 dated March 13, 2014. PricewaterhouseCoopers LLP has advised us that they are independent with respect to us in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

ADDITIONAL INFORMATION

Additional information, including that relating to directors’ and officers’ remuneration, principal holders of our securities and securities authorized for issuance under equity compensation plans, interests of insiders in material transactions and corporate governance practices, is contained in our management information circular for the annual general meeting of shareholders held on June 14, 2013.

Additional financial information is provided in our comparative financial statements and management’s discussion and analysis for the year ended December 31, 2013, which will be available under the our profile on the SEDAR website at www.sedar.com.

Copies of all materials incorporated by reference herein and additional information relating to us are available under our profile on the SEDAR website at www.sedar.com.

Dated March 31, 2014.

BY ORDER OF THE BOARD OF DIRECTORS

“Clive Johnson”

Clive Johnson
President & Chief Executive Officer

A-1

SCHEDULE A
AUDIT COMMITTEE CHARTER

[ATTACHED]